Exhibit 99.2

Royal Bank of Canada second quarter 2013 results

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

TORONTO, May 30, 2013 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,936 million for the second quarter ended April 30, 2013, up 26% compared to net income of $1,533 million last year.

Excluding certain items, net income was $1,967 million(1), up $232 million or 13% compared to the prior year, driven by solid earnings growth across all business segments, with particular strength in our Canadian Banking, corporate and investment banking and asset management businesses.

“We grew earnings this quarter in each of our segments compared to last year, driven by the strength and diversification of our businesses,” said Gordon M. Nixon, RBC President and CEO. “We continue to extend our leadership position by successfully executing our strategy and making focused investments to deliver long-term shareholder value.”

Q2 2013 compared to Q2 2012

•	Net income of $1,936 million (up 26% from $1,533 million)
•	Diluted earnings per share (EPS) of $1.27 (up $0.28 from $0.99)
•	Return on common equity (ROE) of 18.5% (up from 16.1%)
•	Basel III Common Equity Tier 1 (CET1) ratio of 9.1%

Excluding items of note(1): Q2 2013 compared to Q2 2012

•	Net income of $1,967 million (up 13% from $1,735 million)
•	Diluted EPS of $1.29 (up $0.16 from $1.13)
•	ROE of 18.8% (up from 18.4%)

YTD 2013 compared to YTD 2012

•	Net income of $4,006 million (up 18% from $3,388 million)
•	Diluted EPS of $2.62 (up $0.41 from $2.21)
•	ROE of 19.1% (up from 17.9%)

Excluding items of note(1): YTD 2013 compared to YTD 2012

•	Net income of $4,037 million (up 12% from $3,590 million)
•	Diluted EPS of $2.64 (up $0.29 from $2.35)
•	ROE of 19.2% (up from 19.1%)

Results excluding a restructuring charge of $31 million ($44 million before-tax) in the current period related to the integration of RBC Investor Services (RBCIS) and a loss of $202 million ($212 million before-tax) in the prior year related to the acquisition of the remaining 50% interest in RBC Dexia Investor Services, renamed RBC Investor Services, are non-GAAP measures. For further details on results excluding these items, refer to the Key performance and non-GAAP measures section.

(1)	These measures are non-GAAP. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

1	Second quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
4	Key corporate events of 2013
5	Financial performance
5	Overview
8	Business segment results
8	How we measure and report our business segments
8	Key performance and non-GAAP measures
12	Personal & Commercial Banking
14	Wealth Management
15	Insurance
16	Investor & Treasury Services
17	Capital Markets
18	Corporate Support
18	Quarterly results and trend analysis
20	Results by geographic segment
21	Financial condition
21	Condensed balance sheets
22	Off-balance sheet arrangements
24	Risk management
24	Credit risk
28	Credit quality performance
30	Market risk
32	Liquidity and funding management
36	Capital management
40	Additional financial information
40	Exposures to selected financial instruments
41	Accounting and control matters
42	Related party transactions
43	Interim Condensed Consolidated Financial Statements (unaudited)
49	Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
76	Shareholder information

2        Royal Bank of Canada        Second Quarter 2013

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three and six month periods ended or as at April 30, 2013, compared to the corresponding periods in the prior fiscal year and three month period ended January 31, 2013. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2013 (Condensed Financial Statements) and related notes and our 2012 Annual Report to Shareholders. This MD&A is dated May 29, 2013. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, unless otherwise noted.

Additional information about us, including our 2012 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q2 2013 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic, market and regulatory review and outlook for Canadian, U.S., European and global economies, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding management. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, operational, legal and regulatory compliance, insurance, reputation and strategic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2012 Annual Report and the Risk management section of this Q2 2013 Report to Shareholders; the impact of changes in laws and regulations, including relating to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision’s (BCBS) global standards for capital and liquidity reform, over-the-counter derivatives reform, the payments system in Canada, consumer protection measures and regulatory reforms in the U.K. and Europe; general business and economic market conditions in Canada, the United States and certain other countries in which we operate, including the effects of the European sovereign debt crisis, and the high levels of Canadian household debt; cybersecurity; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; judicial or regulatory judgments and legal proceedings; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this Q2 2013 Report to Shareholders are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2012 Annual Report, as updated by the Overview section of this Q2 2013 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2012 Annual Report and the Risk management section of this Q2 2013 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, and investor services and wholesale banking on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 44 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Second Quarter 2013        3

Selected financial and other highlights

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Continuing operations
Total revenue	$7,769	$7,910	$6,924	$15,679	$14,498
Provision for credit losses (PCL)	288	349	348	637	615
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	938	705	640	1,643	1,851
Non-interest expense	4,011	4,051	3,857	8,062	7,528
Net income before income taxes	2,532	2,805	2,079	5,337	4,504
Net income from continuing operations	1,936	2,070	1,563	4,006	3,439
Net loss from discontinued operations	–	–	(30)	–	(51)
Net income	$1,936	$2,070	$1,533	$4,006	$3,388
Segments – net income (loss) from continuing operations
Personal & Commercial Banking	$1,057	$1,120	$940	$2,177	$1,952
Wealth Management	225	233	212	458	400
Insurance	166	164	151	330	341
Investor & Treasury Services	67	80	(121)	147	(38)
Capital Markets	386	464	371	850	742
Corporate Support	35	9	10	44	42
Net income from continuing operations	$1,936	$2,070	$1,563	$4,006	$3,439
Selected information
Earnings per share (EPS) – basic	$1.28	$1.37	$1.00	$2.65	$2.23
– diluted	1.27	1.36	0.99	2.62	2.21
Return on common equity (ROE) (1), (2)	18.5%	19.6%	16.1%	19.1%	17.9%
Selected information from continuing operations
EPS – basic	$1.28	$1.37	$1.02	$2.65	$2.26
– diluted	1.27	1.36	1.01	2.62	2.24
ROE (1), (2)	18.5%	19.6%	16.5%	19.1%	18.2%
PCL on impaired loans as a % of average net loans and acceptances	0.29%	0.35%	0.39%	0.31%	0.34%
Gross impaired loans (GIL) as a % of loans and acceptances	0.54%	0.54%	0.63%	0.54%	0.63%
Capital ratios and multiples (3)
Common Equity Tier 1 (CET1) ratio (3)	9.1%	9.3%	n.a. (3)	9.1%	n.a. (3)
Tier 1 capital ratio	11.2%	11.5%	13.2%	11.2%	13.2%
Total capital ratio	14.0%	14.3%	15.2%	14.0%	15.2%
Assets-to-capital multiple (4)	16.6X	16.2X	16.8X	16.6X	16.8X
Selected balance sheet and other information
Total assets	$867,530	$837,585	$800,371	$867,530	$800,371
Securities	176,329	169,225	164,442	176,329	164,442
Loans (net of allowance for loan losses)	396,603	380,984	362,719	396,603	362,719
Derivative related assets	93,693	87,243	87,863	93,693	87,863
Deposits	531,247	514,661	495,875	531,247	495,875
Common equity	41,438	40,500	36,625	41,438	36,625
Average common equity (1)	41,000	40,000	36,400	40,500	36,000
Risk-weighted assets (RWA)	311,437	303,128	267,138	311,437	267,138
Assets under management (AUM)	373,100	356,900	325,400	373,100	325,400
Assets under administration (AUA) – RBC (5)	799,800	784,200	741,400	799,800	741,400
– RBCIS (6)	3,112,300	2,995,600	2,808,800	3,112,300	2,808,800
Common share information
Shares outstanding (000s) – average basic	1,445,238	1,445,489	1,441,761	1,445,366	1,440,493
– average diluted	1,468,008	1,469,330	1,467,063	1,468,686	1,467,182
– end of period	1,444,372	1,446,267	1,442,843	1,444,372	1,442,843
Dividends declared per share	$0.63	$0.60	$0.57	$1.23	$1.11
Dividend yield (7)	4.1%	4.1%	4.1%	4.1%	4.3%
Common share price (RY on TSX)	$60.78	$62.12	$57.09	$60.78	$57.09
Market capitalization (TSX)	87,789	89,842	82,372	87,789	82,372
Business information from continuing operations (number of)
Employees (full-time equivalent) (FTE)	74,600	74,434	68,201	74,600	68,201
Bank branches	1,368	1,363	1,351	1,368	1,351
Automated teller machines (ATMs)	5,114	5,096	4,819	5,114	4,819
Period average US$ equivalent of C$1.00 (8)	$0.982	$1.005	$1.008	$0.993	$0.998
Period-end US$ equivalent of C$1.00	$0.993	$1.003	$1.012	$0.993	$1.012
(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the Key performance and non-GAAP measures section.
(2)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
(3)	Effective the first quarter of 2013, we calculate capital ratios and Assets-to-capital multiple using the Basel III framework. The capital ratios are calculated on the “all-in” basis. The prior periods’ capital ratios and Assets-to-capital multiple were calculated using the Basel II framework. Basel III and Basel II are not directly comparable. The CET1 ratio is a new regulatory measure under the Basel III framework. The CET1 ratio is not applicable (n.a.) for prior periods as Basel III was adopted prospectively, effective the first quarter of 2013. For further details, refer to the Capital management section.
(4)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per the Office of the Superintendent of Financial Institutions (OSFI) Capital Adequacy Requirements (CAR) Guideline.
(5)	RBC AUA in the prior periods has been revised from that previously disclosed. AUA includes $35.8 billion (January 31, 2013 – $37.1 billion, April 30, 2012 – $36.5 billion) of securitized mortgages and credit card loans.
(6)	RBC Investor Services (RBCIS), formerly RBC Dexia Investor Services Limited (RBC Dexia), AUA represented the total AUA of the entity, of which we had a 50% ownership interest prior to July 27, 2012.
(7)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(8)	Average amounts are calculated using month-end spot rates for the period.
n.a.	not applicable

4        Royal Bank of Canada        Second Quarter 2013

Economic, market and regulatory review and outlook – data as at May 29, 2013

Canada

The Canadian economy grew in the first calendar quarter of 2013 at an estimated rate of 2.3%, driven by moderate consumer spending and business investment, and a sharp increase in net exports largely due to strengthening of the U.S. economy. The unemployment rate increased to 7.2% in April 2013 from 7.0% in January 2013 due to a lagged response to the weak pace of economic growth in the second half of 2012. Housing market activity showed slight improvement in March and April 2013 after facing downward pressure earlier in the year, and inflation remained muted. The growth of household credit slowed and is expected to be in line with the housing market, as it transitions to a more stable pace. We forecast economic growth in 2013 of approximately 1.8%, slightly lower than our previously forecasted estimate of 2%. Consistent with our previous forecast, the Bank of Canada maintained the overnight rate at 1% in May 2013 and we expect it to hold the rate steady until the second half of 2014.

U.S.

The U.S. economy grew in the first calendar quarter of 2013 at an estimated rate of 2.5% reflecting stronger consumer activity, continued recovery in the housing market and inventory rebuilding. The government’s effort to reduce deficits hindered economic growth during the first calendar quarter of 2013 and we expect economic growth in calendar year 2013 of 2.1% in line with our previous forecast. The Federal Reserve maintained interest rates at historically low levels with the Federal funds target range at 0.0% to 0.25%, and continued to purchase U.S. government and mortgage-backed securities. Given the gradual pace of improvement in the economy along with the elevated level of unemployment at 7.5%, we do not expect there to be any change in the Federal Reserve policy rate in calendar 2013.

Europe

The Euro area economy contracted in the first calendar quarter of 2013 at an estimated rate of (0.2)%, reflecting fiscal austerity, low investor confidence and limited demand for credit. Overall for calendar 2013, we expect the Euro area to contract by (0.5)% as the effect of fiscal restraint limits growth. The European Central Bank’s (ECB) policy interest rate is expected to be maintained at 0.50% for calendar 2013 with the ECB developing additional non-traditional tools to ensure that the financial system functions and lending standards ease appropriately if deemed warranted.

Financial markets

Capital markets in Canada and the U.S. gradually improved during our second fiscal quarter of 2013 as market confidence increased due to diminishing risks associated with U.S. fiscal policy and stimulative monetary policy. While yields on long-term government bonds remain low, equity markets have improved, largely in the U.S. In addition, corporate credit markets continue to be solid, and credit spreads have stabilized near recent record lows. Nonetheless, investors remained cautious about Europe and the global economy due to continued concerns about the sustainability of the global economic recovery and the European sovereign debt crisis, resulting in challenging market conditions. European market sentiments continued to deteriorate due to several factors, including weakening economic conditions, and political and financial uncertainty in the region. As a result of the continued instability, our trading revenue was unfavourably impacted in the quarter.

Regulatory environment

We continue to monitor and prepare for regulatory developments and are working to minimize any potential business or economic impact. Developments that have the potential to significantly impact our businesses include the Volcker Rule under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, the U.S. foreign bank proposal described in further detail below, and other Dodd-Frank initiatives, the U.S. Foreign Account Tax Compliance Act, changes to capital and liquidity requirements under the BCBS’ global standards (Basel III), and Over-the-Counter (OTC) derivatives reforms. In October 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board released its recommendations for enhanced risk disclosures for banks and other financial institutions. We continue to enhance our disclosure in response to these recommendations in this report. In December 2012, the U.S. Federal Reserve released proposed rules for enhanced supervision of foreign banks operating in the U.S., pursuant to sections 165 and 166 of the Dodd-Frank Act. The rules include a requirement to create a separately capitalized U.S. intermediary holding company (IHC) to hold all U.S. bank and non-bank subsidiaries, against which enhanced prudential regulations would apply. These include additional capital, liquidity and leverage requirements and other enhanced supervisory standards pertaining to risk management, stress testing, and limits on debt-to-equity ratios and single-name credit exposures. While most of the proposed changes would apply to the IHC, certain requirements would also extend to business activities conducted within U.S. branches.

For further details on risk factors resulting from global regulatory developments which may affect our business and financial results, refer to the Risk management – Top and emerging risks section of our 2012 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2012 Annual Report.

Key corporate events of 2013

Canadian auto finance and deposit business of Ally Financial Inc. (Ally Canada)

On February 1, 2013, we completed the acquisition of Ally Canada for total cash consideration of $3.7 billion. Ally Canada’s operations provide financial services, including floor plan financing, directly to auto dealers and also offer financing for consumers through dealerships. The acquisition adds scale to our existing consumer and commercial auto financing businesses. For further details, refer to Note 7 of our Condensed Financial Statements.

Royal Bank of Canada        Second Quarter 2013        5

Financial performance

Overview

Q2 2013 vs. Q2 2012

Net income of $1,936 million was up $403 million or 26% from a year ago, largely due to a prior year loss of $212 million ($202 million after-tax) related to the acquisition of the remaining 50% stake in RBC Dexia Investor Services Limited (RBC Dexia), since renamed RBC Investor Services (RBCIS). The current period also included a restructuring charge of $44 million ($31 million after-tax) related to the integration of RBCIS, primarily in Europe. Diluted earnings per share (EPS) of $1.27 was up $0.28 and return on common equity (ROE) of 18.5% was up 240 basis points (bps). Our Common Equity Tier 1 (CET1) ratio was 9.1%.

Excluding the items of note described above, net income increased $232 million or 13% from the prior year, diluted EPS increased $0.16 and ROE was up 40 bps. Our results reflected solid earnings growth across all our business segments. The increase in net income was primarily driven by solid volume growth across all our Canadian Banking businesses, partially offset by spread compression, and higher corporate and investment banking results. Higher average fee-based client assets in Wealth Management resulting from net sales and capital appreciation, lower provision for credit losses (PCL) in our Canadian Banking and Caribbean portfolios, and lower variable compensation in Capital Markets also contributed to the increase. These factors were partially offset by lower fixed income trading results, primarily in the latter half of the quarter, driven by challenging market conditions resulting from lower client volumes and narrower bid/ask spreads, primarily in Europe. Our ROE was up 40 bps despite holding higher common equity as a result of Basel lll capital requirements effective Q1 2013, reflecting our solid earnings growth.

Effective the third quarter of 2012, we no longer have discontinued operations, as the sale of our U.S. regional retail banking operations closed in the second quarter of 2012. Net loss from discontinued operations was $30 million for the three months ended April 30, 2012 ($51 million for the six months ended April 30, 2012) due to operating losses related to our U.S. regional retail banking operations.

For further details on our results, refer to the Business segment results section. For further details on our CET1 ratio, refer to the Capital management section.

Q2 2013 vs. Q1 2013

Net income decreased $134 million or 6% from the prior quarter. Diluted EPS decreased $0.09 and ROE was down 110 bps from last quarter.

Excluding the current period restructuring charge, net income decreased $103 million or 5% from the prior quarter. Diluted EPS decreased $0.07 and ROE was down 80 bps. The decrease in net income was mainly driven by lower fixed income trading results in Capital Markets primarily in the latter half of the quarter, driven by challenging market conditions reflecting lower volatility and trading volumes, primarily in the U.S. and Europe. In addition, our results were negatively impacted by seasonal factors, including fewer days in the quarter and lower credit card transaction volumes, mainly in our banking businesses. These factors were partially offset by lower variable compensation and lower PCL, both in Capital Markets, and higher average fee-based client assets in Wealth Management. The prior quarter was also positively impacted by seasonality of performance fees recognized in Wealth Management.

Q2 2013 vs. Q2 2012 (Six months ended)

Net income of $4,006 million was up $618 million or 18% from a year ago. Six month diluted EPS of $2.62 was up $0.41 and ROE of 19.1% was up 120 bps.

Excluding the items of note described above, net income increased $447 million or 12% from the prior year, diluted EPS increased $0.29 and ROE of 19.2% was up 10 bps. Our results reflected strong growth across most businesses in corporate and investment banking and solid volume growth across all our Canadian Banking businesses. Higher average fee-based client assets in Wealth Management resulting from capital appreciation and net sales also contributed to the increase. These factors were partially offset by a higher effective tax rate, lower funding and liquidity revenue in Investor & Treasury Services, and lower net investment gains in Insurance.

Results excluding certain items for the three and six month periods ended April 30, 2013 and the corresponding periods in the prior year are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Estimated impact of foreign currency translation on our consolidated financial results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisition expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

The estimated impact of foreign currency translation on key income statement items was not significant for the three month periods ended Q2 2013 vs. Q2 2012 and Q2 2013 vs. Q1 2013 and the six month periods ended Q2 2013 vs. Q2 2012.

Changes in the relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended			For the six months ended
(Average foreign currency equivalent of C$1.00) (1)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
U.S. dollar	0.982	1.005	1.008	0.993	0.998
British pound	0.642	0.626	0.629	0.634	0.629
Euro	0.755	0.758	0.758	0.756	0.754

(1)	Average amounts are calculated using month-end spot rates for the period.

Certain of our business segment results are impacted by fluctuations in these exchange rates. For further details, refer to the Business segment results section.

6        Royal Bank of Canada        Second Quarter 2013

Total revenue

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Interest income	$5,133	$5,277	$5,100	$10,410	$10,271
Interest expense	1,910	1,992	2,069	3,902	4,237
Net interest income	$3,223	$3,285	$3,031	$6,508	$6,034
Investments (1)	$1,563	$1,524	$1,306	$3,087	$2,589
Insurance (1)	1,246	1,021	926	2,267	2,476
Trading	151	356	349	507	745
Banking (1)	1,018	1,069	889	2,087	1,794
Underwriting and other advisory	401	469	386	870	680
Other (1)	167	186	37	353	180
Non-interest income	$4,546	$4,625	$3,893	$9,171	$8,464
Total revenue	$7,769	$7,910	$6,924	$15,679	$14,498
Additional information
Total trading revenue
Net interest income	$415	$438	$412	$853	$800
Non-interest income	151	356	349	507	745
Total trading revenue	$566	$794	$761	$1,360	$1,545

(1)	Refer to the Financial Performance section of our 2012 Annual Report for the definition of these categories.

Q2 2013 vs. Q2 2012

Total revenue increased $845 million or 12% from last year.

Net interest income increased $192 million or 6%, mainly due to solid volume growth in Canadian Banking across all businesses as well as the inclusion of our acquisition of Ally Canada. Strong growth in our lending business in Capital Markets also contributed to the increase. These factors were partially offset by spread compression.

Investment-related revenue increased $257 million or 20%, mainly due to incremental revenue related to our additional 50% ownership of RBCIS in Investor & Treasury Services and higher average fee-based client assets resulting from net sales and capital appreciation in Wealth Management.

Insurance revenue increased $320 million or 35%, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE. This factor was partially offset by lower premiums in Canadian insurance products. In addition, the prior year was favourably impacted by a new U.K. annuity contract.

Trading revenue in non-interest income decreased $198 million. Total trading revenue, which comprises trading-related revenue recorded in net interest income and non-interest income, was $566 million, down $195 million or 26%, mainly due to lower fixed income trading revenue, primarily in the latter half of the quarter, driven by challenging market conditions resulting from lower client volumes and narrower bid/ask spreads, primarily in Europe. Lower equity trading revenue reflecting lower volatility and trading volumes, mainly in the U.S. and Canada also contributed to the decrease.

Banking revenue increased $129 million or 15%, primarily due to strong growth in loan syndication mainly in the U.S. and higher credit card transaction volumes.

Underwriting and other advisory revenue increased $15 million or 4%, primarily due to higher debt origination mainly in the U.S. and higher mergers and acquisitions (M&A) activity in Canada, partially offset by lower equity origination activity in Canada.

Other revenue increased $130 million, mainly due to a loss in the prior year related to our proportionate share of the securities exchange and trading losses recorded by RBC Dexia, and an accounting adjustment that unfavourably impacted the prior year.

Q2 2013 vs. Q1 2013

Total revenue decreased $141 million or 2% from the prior quarter, mainly due to lower fixed income trading revenue, primarily in the latter half of the quarter, driven by challenging market conditions reflecting lower volatility and trading volumes, primarily in the U.S. and Europe. The negative impact of seasonal factors, including fewer days in the quarter, mainly in our banking businesses, and lower M&A and loan syndication activity across all geographies, compared to the robust levels last quarter in Capital Markets, also contributed to the decrease. These factors were partially offset by the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE. In addition, the prior quarter was favourably impacted by a disposition of our London Metal Exchange (LME) shares.

Q2 2013 vs. Q2 2012 (Six months ended)

Total revenue increased $1,181 million or 8%, primarily due to incremental revenue related to our additional 50% ownership of RBCIS, solid volume growth in Canadian Banking across all businesses, and higher average fee-based client assets resulting from capital appreciation and net sales, and higher transaction volumes in Wealth Management. Strong growth across most businesses in our corporate and investment banking businesses also contributed to the increase. These factors were partially offset by lower trading revenue, largely in our equity trading business in Capital Markets, and the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE.

Provision for credit losses

Q2 2013 vs. Q2 2012

Total PCL decreased $60 million or 17% from a year ago, mainly reflecting lower provisions in Canadian Banking relating to our personal loan and credit card portfolios and lower provisions in our Caribbean wholesale portfolios.

Royal Bank of Canada        Second Quarter 2013        7

Q2 2013 vs. Q1 2013

Total PCL decreased $61 million or 17% from the prior quarter, largely reflecting lower provisions in Capital Markets. This factor was partially offset by higher provisions in Canadian Banking.

Q2 2013 vs. Q2 2012 (Six months ended)

Total PCL increased $22 million or 4%, mainly due to higher provisions in Capital Markets, partially offset by lower provisions in Canadian Banking.

Insurance policyholder benefits, claims and acquisition expense

Q2 2013 vs. Q2 2012

PBCAE increased $298 million or 47% from a year ago, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. Higher disability claims costs also contributed to the increase. These factors were partially offset by the impact of lower premiums in our Canadian insurance products, favourable actuarial adjustments reflecting management actions and assumption changes, and favourable life policyholder experience. In addition, the prior year included a new U.K. annuity contract.

Q2 2013 vs. Q1 2013

PBCAE increased $233 million or 33% from the prior quarter, primarily due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. Higher claims costs in our Canadian insurance products also contributed to the increase. These factors were partially offset by the impact of lower premiums in our Canadian insurance products and lower reinsurance claims costs.

Q2 2013 vs. Q2 2012 (Six months ended)

PBCAE decreased $208 million or 11% from the previous year, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue. Lower premiums in our insurance products, the impact of interest rates and investment activity on insurance policyholder liabilities and favourable actuarial adjustments also contributed to the decrease. In addition, the prior year included the new U.K. annuity contracts. These factors were partially offset by higher disability claims costs in the current period.

Non-interest expense

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Salaries	$1,174	$1,131	$1,044	$2,305	$2,104
Variable compensation	963	1,082	948	2,045	1,859
Benefits and retention compensation	338	338	297	676	608
Share-based compensation	76	81	24	157	71
Human resources	$2,551	$2,632	$2,313	$5,183	$4,642
Impairment of goodwill and other intangibles	–	–	161	–	161
Other expenses	1,460	1,419	1,383	2,879	2,725
Non-interest expense	$4,011	$4,051	$3,857	$8,062	$7,528

Q2 2013 vs. Q2 2012

Non-interest expense increased $154 million or 4%, which included certain items of note comprised of a current period restructuring charge of $44 million related to the integration of RBCIS, primarily in Europe, and a prior year impairment loss related to our investment in RBC Dexia and other costs related to this acquisition totalling $176 million. Excluding these items of note, non-interest expense increased $286 million or 8%, mainly reflecting incremental costs related to our additional 50% ownership of RBCIS. Higher variable compensation in Wealth Management driven by higher revenue, the inclusion of our acquisition of Ally Canada and higher costs in support of business growth also contributed to the increase. These factors were partially offset by lower variable compensation in Capital Markets and continuing benefits from our ongoing focus on cost management activities.

Q2 2013 vs. Q1 2013

Non-interest expense decreased $40 million or 1%. Excluding certain items of note, non-interest expense decreased $84 million or 2%, mainly due to lower variable compensation largely reflecting lower results in Capital Markets. In addition, the impact of seasonal factors, including fewer days in the quarter and continuing benefits from our ongoing focus on cost management activities also contributed to the decrease. These factors were partially offset by the inclusion of our acquisition of Ally Canada.

Q2 2013 vs. Q2 2012 (Six months ended)

Non-interest expense increased $534 million or 7%. Excluding certain items of note, non-interest expense increased $666 million or 9%, primarily reflecting incremental costs related to our additional 50% ownership of RBCIS. Higher variable compensation largely driven by improved results in Wealth Management and Capital Markets, and higher costs in support of business growth also contributed to the increase. These factors were partially offset by continuing benefits from our ongoing focus on cost management activities.

Results excluding certain items of note for the three and six month periods ended April 30, 2013 and the corresponding periods in the prior year are non-GAAP measures. For further details on the items of note impacting our results, including a reconciliation, refer to the Key performance and non-GAAP measures section.

8        Royal Bank of Canada        Second Quarter 2013

Income taxes

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Net income before income taxes	$2,532	$2,805	$2,079	$5,337	$4,504
Income taxes	$596	$735	$516	$1,331	$1,065
Effective income tax rate (1)	23.5%	26.2%	24.8%	24.9%	23.6%

(1)	Income taxes as a percentage of net income before income taxes.

Q2 2013 vs. Q2 2012

Income tax expense increased $80 million or 16% from the prior year, mainly due to higher earnings before income taxes. The effective income tax rate of 23.5% decreased 130 bps from 24.8%, mainly due to a loss related to the acquisition of the remaining 50% of RBC Dexia in the prior year of which $176 million was not deductible for tax purposes. Excluding this loss, the effective income tax rate increased 50 bps, from 23.0%, mainly due to a lower portion of earnings from tax-advantaged sources (Canadian taxable corporate dividends). The increase was partially offset by a lower portion of earnings from higher tax rate jurisdictions.

Q2 2013 vs. Q1 2013

Income tax expense decreased $139 million or 19% from the prior quarter, mainly due to lower earnings before income taxes. The effective income tax rate of 23.5% decreased 270 bps from 26.2%, mainly due to lower earnings in higher tax rate jurisdictions and a higher portion of earnings from tax-advantaged sources.

Q2 2013 vs. Q2 2012 (Six months ended)

Income tax expense increased $266 million or 25% from the prior year, mainly due to higher earnings before income taxes. The effective income tax rate of 24.9% increased 130 bps from 23.6%. Excluding the loss on the acquisition noted above the effective income tax rate increased 210 bps from 22.8%, mainly due to a lower portion of earnings from tax-advantaged sources and higher earnings from higher tax rate jurisdictions.

Income tax expense and the effective income tax rate excluding the prior year loss related to the acquisition of the remaining 50% stake in RBC Dexia are non-GAAP measures. For further details on measures excluding this item, refer to the Key performance and non-GAAP measures section.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid and remain unchanged from October 31, 2012. For further details, refer to the How we measure and report our business segments section of our 2012 Annual Report.

Key performance and non-GAAP measures

Performance measures

Capital allocation

Our methodology attributes capital to our business segments based on the higher of fully diversified economic capital (our internal assessment of capital requirements) and the Basel III regulatory capital requirements. The capital conversion rate is aligned with our target CET1 ratio, once this ratio is set in our internal Capital Adequacy Assessment Process and Capital Plan. Risk-based capital attribution provides a uniform base for performance measurement. This establishes a minimum earnings target at the business unit level and relates to our overall corporate return objective. Capital attribution to each business segment might vary due to the evolving changes in the regulatory framework such as the delay of the implementation of the credit valuation adjustment (CVA) charge and the domestic systemically important banks (D-SIBs) surcharge.

Return on common equity

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on the capital invested in our business. The business segment ROE measure is viewed as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. For further details, refer to the Key performance and non-GAAP measures section of our 2012 Annual Report.

Royal Bank of Canada        Second Quarter 2013        9

The following table provides a summary of our ROE calculations:

	For the three months ended
	April 30 2013							January 31 2013	April 30 2012
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,035	$217	$164	$64	$369	$(1)	$1,848	$1,980	$1,443
Total average common equity (1), (2)	$14,100	$5,400	$1,450	$1,950	$10,650	$7,450	$41,000	$40,000	$36,400
ROE (3)	30.1%	16.4%	46.0%	13.4%	14.2%	n.m.	18.5%	19.6%	16.1%

	For the six months ended
	April 30 2013							April 30 2012
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$2,134	$440	$326	$141	$815	$(28)	$3,828	$3,209
Total average common equity (1), (2)	$13,250	$5,350	$1,450	$1,950	$10,800	$7,700	$40,500	$36,000
ROE (3)	32.5%	16.6%	44.5%	14.5%	15.2%	n.m.	19.1%	17.9%
(1)	Average common equity represent rounded figures.
(2)	The amounts for the segments are referred to as attributed capital or economic capital.
(3)	Calculated under Basel lll, including comparative periods. ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP measures

Economic profit

Economic profit is net income excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions to shareholder value. Economic profit is a non-GAAP measure, does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The capital charge includes a charge for common equity and preferred shares. We prospectively revised our cost of equity in the first quarter of 2013 to 8.5% from 9.5% in 2012, largely as a result of the continuing low interest rate environment.

The following table provides a summary of our Economic profit:

	For the three months ended
	April 30 2013							January 31 2013	April 30 2012
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income	$1,057	$225	$166	$67	$386	$35	$1,936	$2,070	$1,533
add: Non-controlling interests	–	–	–	–	–	(24)	(24)	(25)	(25)
After-tax effect of amortization of other intangibles	7	17	–	5	(1)	1	29	27	32
Goodwill and intangibles writedown	–	–	–	–	–	–	–	–	161
Adjusted net income	$1,064	$242	$166	$72	$385	$12	$1,941	$2,072	$1,701
less: Capital charge	315	120	33	44	238	164	914	922	915
Economic profit	$749	$122	$133	$28	$147	$(152)	$1,027	$1,150	$786

	For the six months ended
	April 30 2013							April 30 2012
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income	$2,177	$458	$330	$147	$850	$44	$4,006	$3,388
add: Non-controlling interests	(1)	(1)	–	–	–	(47)	(49)	(50)
After-tax effect of amortization of other intangibles	11	34	–	10	–	1	56	71
Goodwill and intangibles writedown	–	–	–	–	–	–	–	161
Adjusted net income	$2,187	$491	$330	$157	$850	$(2)	$4,013	$3,570
less: Capital charge	602	243	67	89	490	345	1,836	1,829
Economic profit	$1,585	$248	$263	$68	$360	$(347)	$2,177	$1,741

10        Royal Bank of Canada        Second Quarter 2013

Results excluding certain items related to our acquisition of the remaining 50% stake in RBC Dexia and associated integration costs

Our results were impacted in the current period by a restructuring charge of $44 million ($31 million after-tax) related to the integration of RBCIS, primarily in Europe, and were impacted in the prior year by a loss of $212 million ($202 million after-tax) related to the acquisition of the remaining 50% stake in RBC Dexia, as noted in the following tables. The loss consisted of an impairment loss recorded in non-interest expense related to our investment in RBC Dexia and other costs related to this acquisition of $176 million (before- and after-tax). It also included a loss of $36 million ($26 million after-tax) recorded in revenue, which was our proportionate share of the loss recorded by RBC Dexia from the securities exchange with Dexia Group and trading losses on the sale of a majority of the securities received in the exchange. We believe that excluding these items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of management’s perspective on our performance, and should enhance the comparability of the financial performance for the three and six month periods ended April 30, 2013 with the corresponding periods in the prior year and the three month period ended January 31, 2013. These measures are non-GAAP, do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following tables provide calculations of our results and measures excluding certain items:

Consolidated results

	For the three months ended
	April 30 2013			April 30 2012
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Restructuring charge	Adjusted	As reported	Loss related to the acquisition of the remaining 50% stake in RBC Dexia (1)	Adjusted
Continuing operations
Total revenue	$7,769	$–	$7,769	$6,924	$36	$6,960
PCL	288	–	288	348	–	348
PBCAE	938	–	938	640	–	640
Non-interest expense	4,011	(44)	3,967	3,857	(176)	3,681
Net income before income taxes	$2,532	$44	$2,576	$2,079	$212	$2,291
Income taxes	596	13	609	516	10	526
Net income from continuing operations	$1,936	$31	$1,967	$1,563	$202	$1,765
Net loss from discontinued operations	$–	$–	$–	$(30)	$–	$(30)
Net income	$1,936	$31	$1,967	$1,533	$202	$1,735
Net income available to common shareholders	$1,848	$31	$1,879	$1,443	$202	$1,645
Average number of common shares (thousands)	1,445,238		1,445,238	1,441,761		1,441,761
Basic earnings per share (in dollars)	$1.28	$0.02	$1.30	$1.00	$0.14	$1.14
Basic earnings per share from continuing operations (in dollars)	$1.28	$0.02	$1.30	$1.02	$0.14	$1.16
Average number of diluted common shares (thousands)	1,468,008		1,468,008	1,467,063		1,467,063
Diluted earnings per share (in dollars)	$1.27	$0.02	$1.29	$0.99	$0.14	$1.13
Diluted earnings per share from continuing operations (in dollars)	$1.27	$0.02	$1.29	$1.01	$0.14	$1.15
Average common equity	$41,000		$41,000	$36,400		$36,400
ROE (2)	18.5%		18.8%	16.1%		18.4%
ROE from continuing operations (2)	18.5%		18.8%	16.5%		18.7%
Effective income tax rate from continuing operations	23.5%		23.6%	24.8%		23.0%

Royal Bank of Canada        Second Quarter 2013        11

	For the six months ended
	April 30 2013			April 30 2012
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Restructuring charge	Adjusted	As reported	Loss related to the acquisition of the remaining 50% stake in RBC Dexia (1)	Adjusted
Continuing operations
Total revenue	$15,679	$–	$15,679	$14,498	$36	$14,534
PCL	637	–	637	615	–	615
PBCAE	1,643	–	1,643	1,851	–	1,851
Non-interest expense	8,062	(44)	8,018	7,528	(176)	7,352
Net income before income taxes	$5,337	$44	$5,381	$4,504	$212	$4,716
Income taxes	1,331	13	1,344	1,065	10	1,075
Net income from continuing operations	$4,006	$31	$4,037	$3,439	$202	$3,641
Net loss from discontinued operations	$–	$–	$–	$(51)	$–	$(51)
Net income	$4,006	$31	$4,037	$3,388	$202	$3,590
Net income available to common shareholders	$3,828	$31	$3,859	$3,209	$202	$3,411
Average number of common shares (thousands)	1,445,366		1,445,366	1,440,493		1,440,493
Basic earnings per share (in dollars)	$2.65	$0.02	$2.67	$2.23	$0.14	$2.37
Basic earnings per share from continuing operations (in dollars)	$2.65	$0.02	$2.67	$2.26	$0.14	$2.40
Average number of diluted common shares (thousands)	1,468,686		1,468,686	1,467,182		1,467,182
Diluted earnings per share (in dollars)	$2.62	$0.02	$2.64	$2.21	$0.14	$2.35
Diluted earnings per share from continuing operations (in dollars)	$2.62	$0.02	$2.64	$2.24	$0.14	$2.38
Average common equity	$40,500		$40,500	$36,000		$36,000
ROE (2)	19.1%		19.2%	17.9%		19.1%
ROE from continuing operations (2)	19.1%		19.2%	18.2%		19.3%
Effective income tax rate from continuing operations	24.9%		25.0%	23.6%		22.8%
(1)	The loss in the prior year related to the acquisition of the remaining 50% stake in RBC Dexia consisted of an impairment loss of $161 million (before- and after-tax), comprised of a writedown of goodwill and other intangibles, other costs relating to the acquisition of $15 million (before- and after-tax), and a loss of $36 million ($26 million after-tax), which was our proportionate share of the loss recorded by RBC Dexia from the securities exchange with Dexia Group and trading losses on the sale of a majority of the securities received in the exchange.
(2)	Based on actual balances before rounding.

Investor & Treasury Services

	For the three months ended						For the six months ended
	April 30 2013			April 30 2012			April 30 2013			April 30 2012
(Millions of Canadian dollars)	As reported	Restruc turing charge	Adjusted	As reported	Loss related to the acquisition of the remaining 50% stake in RBC Dexia (1)	Adjusted	As reported	Restruc turing charge	Adjusted	As reported	Loss related to the acquisition of the remaining 50% stake in RBC Dexia (1)	Adjusted
Revenue	$452	$–	$452	$282	$36	$318	$902	$–	$902	$607	$36	$643
Non-interest expense	364	(44)	320	378	(176)	202	705	(44)	661	592	(176)	416
Net income (loss) before income taxes	$88	$44	$132	$(96)	$212	$116	$197	$44	$241	$15	$212	$227
Income taxes	21	13	34	25	10	35	50	13	63	53	10	63
Net income (loss)	$67	$31	$98	$(121)	$202	$81	$147	$31	$178	$(38)	$202	$164
(1)	The loss in the prior year related to the acquisition of the remaining 50% stake in RBC Dexia consisted of an impairment loss of $161 million (before- and after-tax), comprised of a writedown of goodwill and other intangibles, other costs relating to the acquisition of $15 million (before- and after-tax), and a loss of $36 million ($26 million after-tax), which was our proportionate share of the loss recorded by RBC Dexia from the securities exchange with Dexia Group and trading losses on the sale of a majority of the securities received in the exchange.

12        Royal Bank of Canada        Second Quarter 2013

Personal & Commercial Banking

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Net interest income	$2,272	$2,314	$2,165	$4,586	$4,368
Non-interest income	925	931	863	1,856	1,746
Total revenue	3,197	3,245	3,028	6,442	6,114
PCL	254	241	318	495	569
Non-interest expense	1,518	1,493	1,444	3,011	2,898
Net income before income taxes	1,425	1,511	1,266	2,936	2,647
Net income	$1,057	$1,120	$940	$2,177	$1,952
Revenue by business
Canadian Banking	$3,000	$3,041	$2,817	$6,041	$5,702
Caribbean & U.S. Banking	197	204	211	401	412
Selected balances and other information
ROE	30.1%	35.1%	29.1%	32.5%	29.6%
NIM (1)	2.74%	2.80%	2.82%	2.77%	2.83%
Efficiency ratio (2)	47.5%	46.0%	47.7%	46.7%	47.4%
Operating leverage	0.5%	2.5%	(0.7)%	1.5%	(2.3)%
Average total earning assets (3)	$339,500	$327,600	$312,200	$333,500	$310,400
Average loans and acceptances (3)	337,900	326,300	311,700	332,100	310,000
Average deposits	260,800	255,700	240,600	258,100	239,900
AUA (4)	185,800	180,800	172,300	185,800	172,300
Effective income tax rate	25.8%	25.9%	25.8%	25.9%	26.3%
PCL on impaired loans as a % of average net loans and acceptances	0.31%	0.29%	0.41%	0.30%	0.37%

(1)	NIM is calculated as net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as non-interest expense divided by Total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended April 30, 2013 of $46.5 billion and $7.2 billion, respectively (January 31, 2013 – $44.6 billion and $7.0 billion; April 30, 2012 – $43.0 billion and $4.9 billion).
(4)	AUA includes securitized residential mortgages and credit card loans as at April 30, 2013 of $28.6 billion and $7.2 billion respectively (January 31, 2013 – $30.1 billion and $7.0 billion; April 30, 2012 – $31.6 billion and $4.9 billion).

Q2 2013 vs. Q2 2012

Net income increased $117 million or 12%, reflecting solid volume growth across all businesses in Canada and lower PCL, partially offset by spread compression.

Total revenue increased $169 million or 6%, from the previous year.

Canadian Banking revenue increased $183 million or 6%, primarily reflecting solid volume growth across all businesses and the inclusion of our acquisition of Ally Canada. These factors were partially offset by spread compression.

Caribbean & U.S. Banking revenue decreased $14 million or 7%, reflecting lower loan balances and lower spreads due to continued unfavourable economic conditions in the Caribbean.

Net interest margin decreased 8 bps, mainly due to lower spreads reflecting the continued low interest rate environment, accounting volatility and competitive pricing.

PCL decreased $64 million or 20%, mainly due to lower provisions in Canada relating to our personal loan and credit card portfolios and lower provisions in our Caribbean wholesale portfolio. For further details, refer to the Credit quality performance section.

Non-interest expense increased $74 million or 5%, mainly due to the inclusion of our acquisition of Ally Canada, higher costs in support of business growth primarily in Canada, and higher pension expense. These factors were partially offset by continuing benefits from our ongoing focus on cost management activities.

Q2 2013 vs. Q1 2013

Net income decreased $63 million or 6%, largely due to the negative impact of seasonal factors, including fewer days in the quarter, lower credit card transaction volumes and an increase in marketing costs. These factors were partially offset by continued volume growth across most businesses in Canada and the inclusion of our acquisition of Ally Canada.

Net interest margin decreased 6 bps, mainly due to lower spreads reflecting the continued low interest rate environment, accounting volatility, the impact of changes in our product mix and competitive pricing.

Q2 2013 vs. Q2 2012 (Six months ended)

Net income increased $225 million or 12%, reflecting solid volume growth across all businesses in Canada and lower PCL, partially offset by spread compression.

Total revenue increased $328 million or 5%, primarily reflecting solid volume growth across all businesses in Canada and the inclusion of our acquisition of Ally Canada, partially offset by spread compression.

PCL decreased $74 million or 13%, mainly due to lower provisions in our Canadian credit card and personal loan portfolios.

Non-interest expense increased $113 million or 4%, mainly due to higher costs in support of business growth in Canada, the inclusion of our acquisition of Ally Canada and higher pension expense. These factors were partially offset by continuing benefits from our ongoing focus on cost management activities.

Royal Bank of Canada        Second Quarter 2013        13

Canadian Banking

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Net interest income	$2,138	$2,169	$2,017	$4,307	$4,081
Non-interest income	862	872	800	1,734	1,621
Total revenue	3,000	3,041	2,817	6,041	5,702
PCL	234	213	271	447	514
Non-interest expense	1,351	1,330	1,277	2,681	2,571
Net income before income taxes	1,415	1,498	1,269	2,913	2,617
Net income	$1,043	$1,106	$937	$2,149	$1,931
Revenue by business
Personal Financial Services	$1,677	$1,683	$1,568	$3,360	$3,143
Business Financial Services	721	738	695	1,459	1,416
Cards and Payment Solutions	602	620	554	1,222	1,143
Selected balances and other information
ROE	36.6%	43.4%	36.0%	39.8%	36.3%
NIM (1)	2.68%	2.73%	2.72%	2.70%	2.73%
Efficiency ratio (2)	45.0%	43.7%	45.3%	44.4%	45.1%
Operating leverage	0.7%	2.6%	0.0%	1.7%	(0.8)%
Average total earning assets (3)	$327,400	$315,800	$301,700	$321,500	$300,100
Average loans and acceptances (3)	330,600	319,000	304,200	324,800	302,400
Average deposits	246,800	242,100	227,100	244,300	226,300
AUA (4)	177,500	172,900	164,500	177,500	164,500
Effective income tax rate	26.3%	26.2%	26.2%	26.2%	26.2%
PCL on impaired loans as a % of average net loans and acceptances	0.29%	0.26%	0.36%	0.28%	0.34%

(1)	NIM is calculated as net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as non-interest expense divided by Total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended April 30, 2013 of $46.5 billion and $7.2 billion, respectively (January 31, 2013 – $44.6 billion and $7.0 billion; April 30, 2012 – $43.0 billion and $4.9 billion).
(4)	AUA includes securitized residential mortgages and credit card loans as at April 30, 2013 of $28.6 billion and $7.2 billion respectively (January 31, 2013 – $30.1 billion and $7.0 billion; April 30, 2012 – $31.6 billion and $4.9 billion).

Q2 2013 vs. Q2 2012

Net income increased $106 million or 11%, reflecting solid volume growth across all businesses and lower PCL, partially offset by spread compression. Our acquisition of Ally Canada contributed $12 million to net income, net of integration and intangible amortization costs of $17 million ($12 million after-tax).

Total revenue increased $183 million or 6%, from the previous year. Our acquisition of Ally Canada contributed $60 million or 2% to revenue, $42 million in Personal Financial Services and $18 million in Business Financial Services.

Personal Financial Services revenue increased $109 million or 7%, reflecting solid volume growth in residential mortgages, personal deposits and personal loans. The inclusion of our acquisition of Ally Canada and higher mutual fund distribution fees also contributed to the increase.

Business Financial Services revenue increased $26 million or 4%, reflecting strong volume growth in business deposits and loans, and the inclusion of our acquisition of Ally Canada, largely offset by lower spreads due to the continued low interest rate environment and competitive pressures.

Cards and Payment Solutions revenue increased $48 million or 9%, largely due to higher purchase volumes and higher loan balances.

Net interest margin decreased 4 bps, mainly due to lower spreads reflecting the continued low interest rate environment, accounting volatility and competitive pricing.

PCL decreased $37 million or 14%, mainly due to lower provisions in our personal loan and credit card portfolios. PCL also included $4 million of provisions due to the inclusion of our acquisition of Ally Canada.

Non-interest expense increased $74 million or 6%. Our acquisition of Ally Canada represents $41 million of the increase including one time integration costs of $12 million, and $3 million related to the amortization of intangibles. The remaining increase reflects higher costs in support of business growth and higher pension expense, partially offset by continuing benefits from our ongoing focus on cost management activities.

Q2 2013 vs. Q1 2013

Net income decreased $63 million or 6% from the prior quarter, largely due to the negative impact of seasonal factors, including fewer days in the quarter, lower credit card transaction volumes and higher marketing costs. Higher PCL mainly reflecting higher provisions in our business and retail lending portfolios also contributed to the decrease. These factors were partially offset by solid volume growth across most businesses and the inclusion of our acquisition of Ally Canada.

Net interest margin decreased 5 bps, mainly due to lower spreads reflecting the continued low interest rate environment, accounting volatility, the impact of changes in our product mix and competitive pricing.

Q2 2013 vs. Q2 2012 (Six months ended)

Net income increased $218 million or 11% from last year, largely reflecting solid volume growth across all businesses and lower PCL.

Total revenue increased $339 million or 6%, primarily reflecting solid volume growth across all businesses and the inclusion of our acquisition of Ally Canada, partially offset by spread compression.

14        Royal Bank of Canada        Second Quarter 2013

PCL decreased $67 million or 13%, mainly due to lower provisions in our credit card and personal loan portfolios.

Non-interest expense increased $110 million or 4%, mainly due to higher costs in support of business growth, the inclusion of our acquisition of Ally Canada, and higher pension expense. These factors were partially offset by continuing benefits from our ongoing focus on cost management activities.

Wealth Management

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Net interest income	$93	$96	$98	$189	$200
Non-interest income
Fee-based revenue	835	828	732	1,663	1,453
Transactional and other revenue	417	416	389	833	754
Total revenue	1,345	1,340	1,219	2,685	2,407
Non-interest expense	1,032	1,023	940	2,055	1,879
Net income before income taxes	313	317	279	630	528
Net income	$225	$233	$212	$458	$400
Revenue by business
Canadian Wealth Management	$465	$456	$434	$921	$856
U.S. & International Wealth Management	542	535	508	1,077	994
U.S. & International Wealth Management (US$ millions)	532	537	512	1,069	992
Global Asset Management	338	349	277	687	557
Selected balances and other information
ROE	16.4%	16.7%	16.1%	16.6%	14.9%
Pre-tax margin (1)	23.3%	23.7%	22.9%	23.5%	21.9%
Number of advisors (2)	4,415	4,389	4,306	4,415	4,306
Average loans and acceptances	11,500	11,000	9,700	11,300	9,600
Average deposits	32,000	30,400	29,200	31,200	29,100
AUA	$604,500	$593,300	$560,100	$604,500	$560,100
AUM	369,500	353,400	322,300	369,500	322,300
Average AUA	607,500	585,800	557,100	596,700	544,500
Average AUM	367,100	347,600	321,500	357,300	316,600

(1)	Pre-tax margin is defined as net income before income taxes divided by Total revenue.
(2)	Represents client-facing advisors across all our wealth management businesses.

Q2 2013 vs. Q2 2012

Net income increased $13 million or 6%, mainly due to higher average fee-based client assets and higher transaction volumes.

Total revenue increased $126 million or 10%.

Canadian Wealth Management revenue increased $31 million or 7%, mainly due to higher average fee-based client assets resulting from net sales and capital appreciation and higher transaction volumes.

U.S. & International Wealth Management revenue increased $34 million or 7%. In U.S. dollars, revenue increased $20 million or 4%, mainly due to higher average fee-based client assets from capital appreciation and net sales.

Global Asset Management revenue increased $61 million or 22%, mainly due to higher average fee-based client assets resulting from net sales and capital appreciation.

Non-interest expense increased $92 million or 10%, mainly due to higher variable compensation driven by higher revenue and increased costs in support of business growth.

Q2 2013 vs. Q1 2013

Net income decreased $8 million or 3% as the impact of higher average fee-based client assets in the current quarter was more than offset by seasonality of performance fees recognized primarily in the first and third fiscal quarters.

Q2 2013 vs. Q2 2012 (Six months ended)

Net income increased $58 million or 15% from a year ago, mainly due to higher average fee-based client assets, higher performance fees and increased transaction volumes.

Total revenue increased $278 million or 12%, mainly due to higher average fee-based client assets resulting from capital appreciation and net sales, higher transaction volumes and higher performance fees.

Non-interest expense increased $176 million or 9%, mainly due to higher variable compensation driven by higher revenue and increased costs in support of business growth.

Royal Bank of Canada        Second Quarter 2013        15

Insurance

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Non-interest income
Net earned premiums	$894	$913	$932	$1,807	$1,889
Investment income (1)	291	39	(59)	330	473
Fee income	61	69	53	130	114
Total revenue	1,246	1,021	926	2,267	2,476
Insurance policyholder benefits and claims (1)	821	587	495	1,408	1,560
Insurance policyholder acquisition expense	117	118	145	235	291
Non-interest expense	134	135	126	269	255
Net income before income taxes	174	181	160	355	370
Net income	$166	$164	$151	$330	$341
Revenue by business
Canadian Insurance	$790	$537	$449	$1,327	$1,503
International Insurance	456	484	477	940	973
Selected balances and other information
ROE	46.0%	43.1%	40.6%	44.5%	44.6%
Premiums and deposits (2)	$1,177	$1,195	$1,189	$2,372	$2,421
Fair value changes on investments backing policyholder liabilities (1)	170	(80)	(196)	90	189

(1)	Investment income can experience volatility arising from fluctuation in the fair value of fair value through profit or loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q2 2013 vs. Q2 2012

Net income increased $15 million or 10% from a year ago, mainly due to a favourable change in actuarial adjustments, favourable life policyholder experience and net investment gains. These factors were partially offset by higher disability claims costs. Our prior year results included higher U.K. annuity earnings due to the impact of a new contract.

Total revenue increased $320 million or 35% as compared to the prior year.

Canadian Insurance revenue increased $341 million or 76%, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE. This factor was partially offset by lower premiums in Canadian insurance products.

International Insurance revenue decreased $21 million or 4%, as the prior year was favourably impacted by the new U.K. annuity contract.

PBCAE increased $298 million or 47%, mainly due to the change in fair value of investments as noted above. Higher disability claims costs also contributed to the increase. These factors were partially offset by the impact of lower premiums in our Canadian insurance products, favourable actuarial adjustments reflecting management actions and assumption changes, and favourable life policyholder experience. In addition, the prior year included the new U.K. annuity contract.

Non-interest expense increased $8 million or 6%, largely due to the reclassification of certain acquisition expenses from PBCAE and increased costs in support of business growth.

Q2 2013 vs. Q1 2013

Net income was relatively flat as lower reinsurance claims costs and net investments gains were largely offset by higher disability claims costs, and the favourable impact of interest rates and investment activity on policyholder liabilities in the prior quarter.

Q2 2013 vs. Q2 2012 (Six months ended)

Net income decreased $11 million or 3%, mainly due to lower net investment gains and higher disability claims costs. Our prior year results also included earnings from the new U.K. annuity contracts. These factors were partially offset by the impact of interest rates and investment activity on policyholder liabilities and favourable actuarial adjustments.

Total revenue decreased $209 million or 8%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE. Lower premiums in our insurance products and lower net investment gains also contributed to the decrease. The prior year results also included the favourable impact of the new U.K. annuity contracts.

PBCAE decreased $208 million or 11%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue. Lower premiums in our insurance products, the impact of interest rates and investment activity on insurance policyholder liabilities and favourable actuarial adjustments also contributed to the decrease. In addition, the prior year included the new U.K. annuity contracts. These factors were partially offset by higher disability claims costs in the current period.

Non-interest expense increased $14 million or 5%, mainly due to higher costs in support of business growth, including higher staff costs, and the reclassification of certain acquisition expenses from PBCAE, partially offset by the continuing benefits from our ongoing focus on cost management activities.

16        Royal Bank of Canada        Second Quarter 2013

Investor & Treasury Services

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Net interest income	$162	$175	$164	$337	$344
Non-interest income	290	275	118	565	263
Total revenue	452	450	282	902	607
Non-interest expense	364	341	378	705	592
Net income (loss) before income taxes	88	109	(96)	197	15
Net income (loss)	$67	$80	$(121)	$147	$(38)
Selected balances and other information
ROE	13.4%	15.6%	(33.2)%	14.5%	(5.3)%
Average deposits	$104,800	$101,100	$102,700	$102,900	$102,600
AUA (1)	3,112,300	2,995,600	2,808,800	3,112,300	2,808,800
Average AUA (1)	2,997,100	2,928,100	2,815,800	2,962,600	2,756,900

(1)	AUA and average AUA represented the total AUA of RBC Investor Services, formerly RBC Dexia, of which we had a 50% ownership interest prior to July 27, 2012.

Our results were impacted by certain items of note, which comprised of a current period restructuring charge related to the integration of RBCIS, primarily in Europe, and a prior year loss related to the acquisition of the remaining 50% stake in RBC Dexia. Results excluding certain items of note for the three and six month periods ended April 30, 2013 and the corresponding periods in the prior year are non-GAAP measures. For further details on the items of note impacting our results, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Q2 2013 vs. Q2 2012

Net income was $67 million compared to a net loss of $121 million a year ago. Excluding certain items of note, net income increased $17 million or 21%, primarily due to improved results in RBCIS, largely reflecting continuing benefits from our ongoing focus on cost management activities. Incremental earnings related to our additional 50% ownership of RBCIS also contributed to the increase. These factors were partially offset by lower funding and liquidity revenue.

Total revenue increased $170 million or 60%. Excluding certain items of note, total revenue increased $134 million or 42%, mainly due to incremental revenue related to our additional 50% ownership of RBCIS. Higher foreign exchange revenue driven by increased transaction volumes and higher average fee-based client assets, largely reflecting improved market conditions, also contributed to the increase. These factors were partially offset by lower funding and liquidity revenue as the prior year benefited from tightening credit spreads.

Non-interest expense decreased $14 million or 4%. Excluding certain items of note, non-interest expense increased $118 million or 58%, mainly reflecting incremental costs related to our additional 50% ownership of RBCIS, partially offset by continuing benefits from our ongoing focus on cost management activities in RBCIS.

Q2 2013 vs. Q1 2013

Net income decreased $13 million or 16%. Excluding the item of note in the current quarter, net income increased $18 million or 23%, largely driven by the continuing benefits from our ongoing focus on cost management activities in RBCIS. Our results were also favourably impacted by higher foreign exchange revenue driven by higher transaction volumes in RBCIS. These factors were partially offset by lower funding and liquidity revenue.

Q2 2013 vs. Q2 2012 (Six months ended)

Net income was $147 million compared to a net loss of $38 million a year ago. Excluding certain items of note, net income increased $14 million or 9%, largely due to incremental earnings related to our additional 50% ownership of RBCIS. Improved results in RBCIS, mainly reflecting continuing benefits from our ongoing focus on cost management activities, also contributed to the increase. These factors were partially offset by lower funding and liquidity revenue.

Total revenue increased $295 million or 49%. Excluding certain items of note, total revenue increased $259 million or 40%, mainly reflecting incremental revenue related to our additional 50% ownership of RBCIS. Higher foreign exchange revenue driven by higher transaction volumes also contributed to the increase. These factors were partially offset by lower funding and liquidity revenue as the prior year benefited from tightening credit spreads.

Non-interest expense increased $113 million or 19%. Excluding certain items of note, non-interest expense increased $245 million or 59%, primarily reflecting incremental costs related to our additional 50% ownership of RBCIS. Higher infrastructure costs also contributed to the increase. These factors were partially offset by continuing benefits from our ongoing focus on cost management activities in RBCIS.

Royal Bank of Canada        Second Quarter 2013        17

Capital Markets

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Net interest income (1)	$713	$738	$661	$1,451	$1,265
Non-interest income	849	1,169	895	2,018	1,754
Total revenue (1)	1,562	1,907	1,556	3,469	3,019
PCL	40	109	31	149	48
Non-interest expense	954	1,051	968	2,005	1,898
Net income before income taxes	568	747	557	1,315	1,073
Net income	$386	$464	$371	$850	$742
Revenue by business
Global Markets	$817	$1,035	$962	$1,852	$1,945
Corporate and Investment Banking	719	840	594	1,559	1,114
Other	26	32	—	58	(40)
Selected balances and other information
ROE	14.2%	16.2%	13.3%	15.2%	13.4%
Average trading securities	$104,000	$99,800	$91,800	$101,900	$90,200
Average loans and acceptances	54,000	52,800	45,200	53,300	43,700
PCL on impaired loans as a % of average net loans and acceptances	0.31%	0.82%	0.27%	0.56%	0.21%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended		For the six months ended
	Q2 2013 vs. Q1 2013	Q2 2013 vs. Q2 2012	Q2 2013 vs. Q2 2012
Increase (decrease):
Total revenue (pre-tax)	$27	$27	$1
Non-interest expense (pre-tax)	9	11	3
Net income	12	11	(2)
Percentage change in average US$ equivalent of C$1.00	(2)%	(3)%	(0)%
Percentage change in average British pound equivalent of C$1.00	3%	2%	1%
Percentage change in average Euro equivalent of C$1.00	(0)%	(0)%	0%

(1)	The teb adjustment for the three months ended April 30, 2013 was $101 million (January 31, 2013 – $90 million, April 30, 2012 – $118 million). For the six months ended April 30, 2013, the teb adjustment was $191 million (April 30, 2012 – $239 million). For further discussion, refer to the How we measure and report our business segments section of our 2012 Annual Report.

Q2 2013 vs. Q2 2012

Net income increased $15 million or 4%, primarily due to higher Corporate and Investment Banking revenue and lower variable compensation, largely offset by lower Global Markets revenue.

Total revenue increased $6 million.

Global Markets revenue decreased $145 million or 15%, mainly due to lower fixed income trading revenue, primarily in the latter half of the quarter, driven by challenging market conditions resulting from lower client volumes and narrower bid/ask spreads, primarily in Europe. Lower equity trading revenue reflecting lower volatility and trading volumes, mainly in the U.S. and Canada also contributed to the decrease.

Corporate and Investment Banking revenue increased $125 million or 21%, primarily due to strong growth in loan syndication, lending and debt origination mainly in the U.S. and higher M&A activity mainly in Canada, partially offset by lower equity origination activity in Canada.

Other revenue increased $26 million, mainly due to gains on certain legacy portfolios.

PCL increased $9 million or 29%, mainly reflecting provisions on a couple of accounts. For further details, refer to the Credit quality performance section.

Non-interest expense decreased $14 million or 1%, primarily due to lower variable compensation, largely offset by higher litigation provisions and higher support costs.

Q2 2013 vs. Q1 2013

Net income decreased $78 million or 17%, primarily due to lower fixed income trading revenue, primarily in the latter half of the quarter, driven by challenging market conditions reflecting lower volatility and trading volumes, primarily in the U.S. and Europe. Lower M&A and loan syndication activity across all geographies compared to the robust levels last quarter also contributed to the decrease. These factors were partially offset by decreased variable compensation, lower PCL and a lower effective tax rate. In addition, the prior quarter was favourably impacted by the disposition of our LME shares.

Q2 2013 vs. Q2 2012 (Six months ended)

Net income increased $108 million or 15%, primarily due to strong growth across most corporate and investment banking businesses and the disposition of our LME shares, partially offset by higher PCL, a higher effective tax rate and lower equity trading revenue.

Total revenue increased $450 million or 15%, primarily due to strong growth across most businesses in Corporate and Investment Banking and the disposition of our LME shares. These factors were partially offset by lower revenue in our equity trading business largely in Canada, and in our fixed income and commodities trading businesses in Europe and Canada.

PCL increased $101 million, mainly reflecting provisions on a few accounts. For further details, refer to the Credit quality performance section.

18        Royal Bank of Canada        Second Quarter 2013

Non-interest expense increased $107 million or 6%, mainly due to increased variable compensation on stronger results, higher litigation provisions, and higher support costs.

Corporate Support

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Net interest (loss) (1)	$(17)	$(38)	$(57)	$(55)	$(143)
Non-interest (loss) income	(16)	(15)	(30)	(31)	18
Total revenue (1)	(33)	(53)	(87)	(86)	(125)
PCL	(5)	(1)	–	(6)	(1)
Non-interest expense	8	8	–	16	5
Net (loss) before income taxes (1)	(36)	(60)	(87)	(96)	(129)
Income taxes (recoveries) (1)	(71)	(69)	(97)	(140)	(171)
Net income (2)	$35	$9	$10	$44	$42

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and NCI. Net income attributable to NCI for the three months ended April 30, 2013 was $24 million (January 31, 2013 – $23 million; April 30, 2012 – $23 million). For the six months ended April 30, 2013, net income attributable to NCI was $47 million (April 30, 2012 – $47 million).

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest (loss) and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended April 30, 2013 was $101 million as compared to $90 million in the prior quarter and $118 million in the prior year period. For the six months ended April 30, 2013, the teb amount was $191 million as compared to $239 million in the prior year period. For further discussion, refer to the How we measure and report our business segments section of our 2012 Annual Report.

In addition to the teb impacts noted above, net income for the three and six month periods ended April 30, 2013 and the corresponding periods in the prior fiscal year and three month period ended January 31, 2013 largely reflected asset/liability management activities, partially offset by net unfavourable tax adjustments.

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other foreign currencies. The following table summarizes our results for the last eight quarters (the period):

	2013		2012				2011
(Millions of Canadian dollars, except per share and percentage amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Continuing operations
Net interest income	$3,223	$3,285	$3,175	$3,289	$3,031	$3,003	$2,957	$2,889
Non-interest income	4,546	4,625	4,343	4,467	3,893	4,571	3,735	4,008
Total revenue	$7,769	$7,910	$7,518	$7,756	$6,924	$7,574	$6,692	$6,897
PCL	288	349	362	324	348	267	276	320
PBCAE	938	705	770	1,000	640	1,211	867	1,081
Non-interest expense	4,011	4,051	3,873	3,759	3,857	3,671	3,530	3,417
Net income before income taxes	$2,532	$2,805	$2,513	$2,673	$2,079	$2,425	$2,019	$2,079
Income taxes	596	735	602	433	516	549	410	396
Net income from continuing operations	$1,936	$2,070	$1,911	$2,240	$1,563	$1,876	$1,609	$1,683
Net loss from discontinued operations	–	–	–	–	(30)	(21)	(38)	(389)
Net income	$1,936	$2,070	$1,911	$2,240	$1,533	$1,855	$1,571	$1,294
EPS – basic	$1.28	$1.37	$1.26	$1.49	$1.00	$1.23	$1.03	$0.84
– diluted	1.27	1.36	1.25	1.47	0.99	1.22	1.02	0.83
EPS from continuing operations – basic	$1.28	$1.37	$1.26	$1.49	$1.02	$1.24	$1.06	$1.11
– diluted	1.27	1.36	1.25	1.47	1.01	1.23	1.05	1.10
Segments – net income (loss) from continuing operations
Personal & Commercial Banking	$1,057	$1,120	$1,034	$1,102	$940	$1,012	$947	$882
Wealth Management	225	233	207	156	212	188	179	192
Insurance	166	164	194	179	151	190	200	141
Investor & Treasury Services	67	80	72	51	(121)	83	40	53
Capital Markets	386	464	410	429	371	371	125	230
Corporate Support	35	9	(6)	323	10	32	118	185
Net income from continuing operations	$1,936	$2,070	$1,911	$2,240	$1,563	$1,876	$1,609	$1,683
Net income – total	$1,936	$2,070	$1,911	$2,240	$1,533	$1,855	$1,571	$1,294
Effective income tax rate from continuing operations	23.5%	26.2%	24.0%	16.2%	24.8%	22.6%	20.3%	19.0%
Period average US$ equivalent of C$1.00	$0.982	$1.005	$1.011	$0.982	$1.008	$0.987	$0.992	$1.039

Royal Bank of Canada        Second Quarter 2013        19

Notable items affecting our results

•	In the second quarter of 2013, our results included a restructuring charge of $44 million ($31 million after-tax) related to the integration of RBCIS, primarily in Europe.
•

In the third quarter of 2012, our results included a release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters with the Canada Revenue Agency.

•

In the third quarter of 2012, our results included an adjustment related to a change in estimate of mortgage prepayment interest of $125 million ($92 million after-tax), as well as an additional loss of $12 million ($11 million after-tax) related to the acquisition of the remaining 50% stake in RBC Dexia.

•	In the second quarter of 2012, our results included a loss of $212 million ($202 million after-tax) related to the acquisition of the remaining 50% stake in RBC Dexia.
•

In the third quarter of 2011, our results included a net loss of $389 million from discontinued operations largely related to our U.S. regional retail banking operations. This was comprised of the loss on the sale of those operations of $310 million and a net operating loss of $79 million. The sale closed on March 2, 2012.

Trend analysis

Economic conditions in Canada and U.S. continued to improve albeit at a moderate pace throughout most of the period. Capital market conditions remained uncertain during the period reflecting continued European sovereign debt issues and the slow pace of global economic recovery, although markets in Canada and the U.S. generally improved in the first half of 2013.

Earnings were solid over the period with particularly strong results from Q3 2012, mainly reflecting strong volume growth in our Canadian Banking businesses and solid results in Capital Markets. Wealth Management results also improved significantly since Q3 2012. Insurance results fluctuated during the period. PCL was generally stable over the period and has trended down for the last two quarters.

Revenue generally trended up with some fluctuations over the period. Solid volume growth in Canadian Banking, growth in our corporate and investment banking businesses and higher average fee-based client assets in Wealth Management contributed to the increase over the period. Incremental revenue related to our additional 50% ownership of RBCIS also contributed to higher revenue since the third quarter of 2012. Trading revenue was negatively impacted by difficult trading conditions during 2011, however it significantly improved in 2012 and 2013 although declining in the latter half of the current quarter, driven by challenging market conditions reflecting lower volatility and trading volumes. Changes to the fair value of investments backing our policyholder liabilities in Insurance, largely offset in PBCAE, also contributed to fluctuations in revenue. Net interest income generally trended up over the period, mainly due to solid volume growth across most of our Canadian Banking businesses, although it was unfavourably impacted by spread compression in our banking business due to the continued low interest rate environment and competitive pricing.

PCL has been generally stable throughout the period, and has trended down since Q4 2012 mainly reflecting stabilizing asset quality in our Canadian retail portfolios and recent credit quality improvement in our Caribbean portfolios. Capital Markets recorded higher provisions in Q4 2012 and Q1 2013 related to a few accounts.

PBCAE has been subject to quarterly fluctuations as it reflects the changes to the fair value of investments backing our policyholder liabilities, largely offset in revenue. PBCAE has also been impacted by higher costs due to volume growth as well as actuarial liability adjustments and generally lower claims costs.

Non-interest expense generally trended upward mainly due to higher costs in support of business growth and overall higher variable compensation driven by improved results in Capital Markets and increased revenue in Wealth Management. These factors were partially offset by continuing benefits from our focus on cost management activities over the period. Incremental costs related to our additional 50% ownership of RBCIS also contributed to the increase since the third quarter of 2012.

Our effective income tax rate fluctuated over the period, reflecting a varying portion of income being reported in jurisdictions with differing income tax rates, varying levels of income from tax-advantaged sources (Canadian taxable corporate dividends), and various tax adjustments. The reduction in statutory Canadian corporate income tax rates over the period favourably impacted our effective income tax rate.

20        Royal Bank of Canada        Second Quarter 2013

Results by geographic segment (1)

	For the three months ended									For the six months ended
	April 30 2013			January 31 2013			April 30 2012			April 30 2013			April 30 2012
(Millions of Canadian dollars)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$5,215	$1,279	$1,275	$4,860	$1,543	$1,507	$4,464	$1,198	$1,262	$10,075	$2,822	$2,782	$9,649	$2,294	$2,555
Net income from continuing operations	$1,525	$189	$222	$1,541	$343	$186	$1,230	$194	$139	$3,066	$532	$408	$2,723	$368	$348
Net loss from discontinued operations	–	–	–	–	–	–	–	(30)	–	–	–	–	–	(51)	–
Net income – total	$1,525	$189	$222	$1,541	$343	$186	$1,230	$164	$139	$3,066	$532	$408	$2,723	$317	$348

(1)	For geographic reporting, our segments are grouped into Canada, U.S. and Other International. For further details, refer to Note 30 of our 2012 Annual Report.

Q2 2013 vs. Q2 2012

Net income in Canada was up $295 million or 24% from the prior year, mainly due to solid volume growth in our Canadian Banking businesses and lower PCL. These factors were partially offset by spread compression in our retail businesses. In addition, the prior year results were unfavourably impacted by an impairment loss related to our investment in RBC Dexia, of which $100 million before- and after-tax was recorded in our Canadian operations, and related acquisition costs.

U.S. net income was up $25 million or 15% from the prior year, primarily due to higher corporate and investment banking results driven by strong growth in loan syndication, lending and debt origination. These factors were partially offset by lower trading results, reflecting lower volatility, in Capital Markets.

Other International net income was up $83 million or 60% from the previous year, as the prior year results were unfavourably impacted by the impairment loss related to our investment in RBC Dexia, of which $61 million before- and after-tax was recorded in our Other International operations, and our proportionate share of the loss on the securities exchange and trading losses recorded by RBC Dexia. In addition, lower PCL in Capital Markets contributed to the increase. These factors were partially offset by lower fixed income trading revenue, primarily in the latter half of the quarter, driven by challenging market conditions resulting from lower client volumes and narrower bid/ask spreads in Capital Markets.

Q2 2013 vs. Q1 2013

Net income in Canada was down $16 million or 1% from the prior quarter, largely due to the negative impact of seasonal factors, including fewer days in the quarter. The favourable impact of interest rates and investment activity on policyholder liabilities in the prior quarter in Insurance also contributed to the decrease. These factors were partially offset by the inclusion of our acquisition of Ally Canada.

U.S. net income was down $154 million or 45% from the prior quarter, largely due to lower fixed income trading revenue, primarily in the latter half of the quarter, driven by challenging market conditions reflecting lower volatility and trading volumes. Higher PCL, increased litigation provisions, and lower loan syndication and M&A activity compared to the robust levels last quarter also contributed to the decrease.

Other International net income was up $36 million or 19% from the prior quarter, mainly due to lower PCL in Capital Markets. Lower reinsurance claims costs also contributed to the increase. These factors were largely offset by lower fixed income trading revenue, primarily in the latter half of the quarter, driven by challenging market conditions and a restructuring charge related to the integration of RBCIS, primarily in Europe. In addition, the prior quarter was favourably impacted by the disposition of our LME shares.

Q2 2013 vs. Q2 2012 (Six months ended)

Net income in Canada was up $343 million or 13% from the previous year, primarily reflecting solid volume growth in our Canadian Banking businesses and lower PCL. Higher average fee-based client assets and increased transaction volumes in Wealth Management also contributed to the increase. These factors were partially offset by spread compression in our retail businesses. In addition, the prior year included the impairment loss and related acquisition costs as noted above.

U.S. net income was up $215 million or 68%, primarily due to strong growth across most corporate and investment banking businesses. Higher fixed income trading results in Capital Markets, and higher average fee-based client assets and increased transaction volumes in Wealth Management also contributed to the increase. These factors were partially offset by higher PCL and higher litigation provisions in Capital Markets.

Other International net income was up $60 million or 17%, mainly due to strong growth across most corporate and investment banking businesses and the disposition of our LME shares. These factors were largely offset by lower fixed income trading results and higher PCL in Capital Markets. In addition, the prior year included the impairment loss and our proportionate share of the loss on the securities exchange and trading losses as noted above.

Royal Bank of Canada        Second Quarter 2013        21

Financial condition

Condensed balance sheets

	As at
(Millions of Canadian dollars)	April 30 2013	January 31 2013	April 30 2012
Assets
Cash and due from banks	$14,503	$13,741	$8,828
Interest-bearing deposits with banks	6,981	8,499	11,925
Securities	176,329	169,225	164,442
Assets purchased under reverse repurchase agreements and securities borrowed	124,644	121,333	108,600
Loans
Retail	312,520	302,193	291,751
Wholesale	86,049	80,745	72,987
Allowance for loan losses	(1,966)	(1,954)	(2,019)
Investments for account of segregated fund holders	438	406	351
Other – Derivatives	93,693	87,243	87,863
– Assets of discontinued operations	–	–	277
– Other	54,339	56,154	55,366
Total assets	$867,530	$837,585	$800,371
Liabilities
Deposits	$531,247	$514,661	$495,875
Insurance and investment contracts for account of segregated fund holders	438	406	351
Other – Derivatives	97,665	92,262	92,104
– Liabilities of discontinued operations	–	–	34
– Other	180,755	172,839	160,349
Subordinated debentures	8,503	9,441	7,553
Trust capital securities	899	900	895
Total liabilities	819,507	790,509	757,161
Equity attributable to shareholders	46,251	45,312	41,437
Non-controlling interests	1,772	1,764	1,773
Total equity	48,023	47,076	43,210
Total liabilities and equity	$867,530	$837,585	$800,371

Q2 2013 vs. Q2 2012

Total assets were up $67 billion or 8% from the previous year.

Interest-bearing deposits with banks decreased by $5 billion, largely reflecting lower overnight deposits.

Securities were up $12 billion or 7% compared to the prior year, primarily due to an increase in government debt instruments, certain equity trading positions, and corporate debt instruments reflecting higher client activity.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased by $16 billion or 15%, mainly attributable to business growth and higher client activity in Capital Markets.

Loans were up $34 billion or 9%, primarily reflecting our acquisition of Ally Canada and solid volume growth in Canadian home equity products. Growth in wholesale loans also contributed to the increase.

Derivative assets were up $6 billion or 7%, mainly attributable to higher fair values on interest rate swaps, partially offset by higher netting of interest rate swaps and foreign exchange forward contracts.

Other assets were down $1 billion or 2%, largely reflecting a decrease in cash collateral requirements.

Total liabilities were up $62 billion or 8% from the previous year.

Deposits increased $35 billion or 7%, mainly reflecting growth in business deposits, demand for our high-yield savings accounts and other product offerings in our retail business, and our acquisition of Ally Canada. These factors were partially offset by a decrease in bank deposits.

Derivative liabilities were up $6 billion or 6%, primarily attributable to higher fair values of interest rate swaps reflecting the continuing low interest rate environment, partially offset by higher netting of interest rate swaps and foreign exchange forward contracts.

Other liabilities increased by $20 billion or 13%, mainly resulting from an increase in repurchase agreements, primarily due to higher client activity in Capital Markets.

Total equity increased by $5 billion or 11%, largely reflecting earnings, net of dividends.

Q2 2013 vs. Q1 2013

Total assets increased $30 billion or 4% from the prior quarter largely attributable to an increase in retail loans primarily reflecting our acquisition of Ally Canada and an increase in government debt instruments in support of business activities. Higher fair values on interest rate swaps also contributed to the increase.

Total liabilities increased $29 billion or 4% from the prior quarter largely attributable to an increase in business fixed term deposits due to an increase in funding requirements and higher client activity. Growth in business demand deposits, an increase in repurchase agreements due to higher client activity, and higher fair values on interest rate swaps, also contributed to the increase.

22        Royal Bank of Canada        Second Quarter 2013

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with special purpose entities (SPEs), may include issuance of guarantees, and give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section. Refer to pages 43 to 45 of our 2012 Annual Report for a more detailed discussion of these types of arrangements.

We use SPEs to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables, residential and commercial mortgage loans and bond participation certificates primarily to diversify our funding sources, to enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

The majority of our securitization activities, including our credit card receivables and residential mortgages securitized under the National Housing Act Mortgage-Backed Securities (NHA MBS) program, are recorded on our Consolidated Balance Sheets. For details of these activities, refer to Note 7 and Note 8 of our 2012 Annual Consolidated Financial Statements.

During the six months ended April 30, 2013, we did not securitize residential mortgages through the Canadian social housing program. We also did not securitize any commercial mortgages, or bond participation certificates.

Involvement with unconsolidated special purpose entities

In the normal course of business, we engage in a variety of financial transactions with SPEs to support our customers’ financing and investing needs, including securitization of client financial assets, creation of investment products, and other types of structured financing. The following table summarizes SPEs in which we have significant financial interests, but have not consolidated.

	As at
	April 30 2013		January 31 2013		April 30 2012
(Millions of Canadian dollars)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)
Unconsolidated SPEs
Multi-seller conduits (2)	$28,647	$29,051	$28,052	$28,471	$26,649	$27,133
Structured finance SPEs	4,650	1,567	4,446	1,515	5,812	1,883
Investment funds	1,528	1,287	1,856	1,356	1,146	926
Credit investment product SPEs	792	161	827	162	915	166
Third-party securitization vehicles	8,868	1,287	8,156	1,178	6,306	1,496
Other	473	127	418	107	400	113
	$44,958	$33,480	$43,755	$32,789	$41,228	$31,717

(1)	The maximum exposure to loss resulting from significant financial interests in these SPEs consists mostly of investments, loans, liquidity and credit enhancement facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(2)	Represents multi-seller conduits that we administer.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Approximately 79% of assets in unconsolidated SPEs in which we have significant financial interests were internally rated A or above, compared to 78% in the prior quarter and 79% in the prior year. For multi-seller conduits, 99% of assets were internally rated A or above, consistent with the prior quarter and prior year. All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system which is largely consistent with that of the external rating agencies.

The assets in unconsolidated SPEs as at April 30, 2013 have varying maturities and a remaining expected weighted average life of approximately 3.8 years.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets.

As at April 30, 2013, the notional amount of backstop liquidity facilities we provide increased by $574 million or 2% and the partial credit enhancement facilities we provide decreased by $15 million from the prior quarter. The increase in backstop liquidity facilities reflects an increase in the outstanding securitized assets of the multi-seller conduits in support of our clients’ securitization needs. The decrease in partial credit enhancement facilities is primarily due to the termination of a single transaction. The notional amount of backstop liquidity facilities increased by $1.9 billion or 7% and partial credit enhancement facilities increased by $66 million from the prior year. The increases in these facilities reflect an increase in the outstanding securitized assets of the multi-seller conduits in support of our clients’ securitization needs. Total loans extended to the multi-seller conduits under the backstop liquidity facilities decreased by $20 million from the prior quarter and $136 million from the prior year primarily due to principal repayments.

Our overall exposure increased by $580 million or 2% compared to the prior quarter and $1.9 billion or 7% compared to the prior year, reflecting improved business conditions which led to an increase in the outstanding securitized assets of the multi-seller conduits. Correspondingly, total assets of the multi-seller conduits increased by $595 million or 2% over the prior quarter primarily in the Auto Loan and Lease asset class. Total assets increased by $2.0 billion or 7% over the prior year primarily in the Residential Mortgages and Auto Loan and Lease asset classes.

Royal Bank of Canada        Second Quarter 2013        23

As at April 30, 2013, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $15.4 billion, a decrease of $2.1 billion or 12% from the prior quarter and $2.0 billion or 12% from the prior year. The decrease in the amount of ABCP issued by the multi-seller conduits compared to the prior quarter and prior year is primarily due to decreased client usage. The rating agencies that rate the ABCP rated 77% of the total amount issued within the top ratings category and the remaining amount in the second highest ratings category compared with 75% in the prior quarter and 70% in the prior year.

We sometimes purchase ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at April 30, 2013, the fair value of our inventory was $80 million (January 31, 2013 – $5 million; April 30, 2012 – $35 million). Fluctuations in our inventory held reflect normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Structured finance SPEs

We invest in auction rate securities (ARS) of entities which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. As at April 30, 2013, the total assets of the unconsolidated ARS trusts in which we have significant investments were $3.3 billion (January 31, 2013 – $3.1 billion; April 30, 2012 – $5.1 billion). Our maximum exposure to loss, representing our on-balance sheet investment in these ARS trusts, as at April 30, 2013, was $819 million (January 31, 2013 – $750 million; April 30, 2012 – $1.4 billion). The increases in both the total assets and our maximum exposure to loss relative to the prior quarter are primarily related to reductions in the total size of certain ARS trusts which caused our existing financing interests to be considered significant. The decreases relative to the prior year are primarily related to the restructuring of a significant trust and the subsequent sale of the investments associated with the holdings during the prior quarter. As at April 30, 2013, approximately 87% of these investments were rated AA or higher based on ratings published by Standard & Poor’s (S&P).

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) programs in which we have a significant interest but do not consolidate because the residual certificates are held by third parties. As at April 30, 2013, the total assets of these unconsolidated municipal bond TOB trusts were $1.2 billion (January 31, 2013 – $1.2 billion; April 30, 2012 – $525 million) and our maximum exposure to loss was $695 million (January 31, 2013 – $690 million; April 30, 2012 – $321 million). The increase in total assets of these TOB trusts and our maximum exposure to loss relative to the prior year is primarily related to our investor base increasing their exposure to leverage in their funds by utilizing our TOB program and an increase in our TOB funding limits.

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the referenced funds, and we economically hedge our exposure from these derivatives by investing in those referenced funds which are also managed by third parties. Our maximum exposure as at April 30, 2013, which is primarily related to our investments in the reference funds, was $865 million (January 31, 2013 – $1.0 billion; April 30, 2012 – $926 million). The total assets held in the unconsolidated reference funds as at April 30, 2013 were $1.1 billion (January 31, 2013 – $1.5 billion; April 30, 2012 – $1.1 billion). The decreases in total assets and our maximum exposure compared to prior periods are primarily due to redemptions of capital by RBC and third-party investors of the funds.

Beginning in the first quarter of 2013, we also provide liquidity facilities to certain third party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax-exempt municipal bonds. As at April 30, 2013, total assets in these funds were $415 million (January 31, 2013 – $322 million) and our maximum exposure to loss, which reflects our undrawn liquidity commitment, was $422 million (January 31, 2013 – $328 million). The increases in total assets and our maximum exposure to loss relate to new commitments entered into during the quarter.

Third-party securitization vehicles

We hold significant interests in certain unconsolidated third-party securitization vehicles, which are SPEs. We, as well as other financial institutions, are obligated to provide funding to these SPEs up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at April 30, 2013, total assets of these funds were $4.4 billion (January 31, 2013 – $4.6 billion; April 30, 2012 – $4.2 billion) and our maximum exposure to loss in these entities was $1.0 billion (January 31, 2013 – $1.1 billion; April 30, 2012 – $1.3 billion). The decreases in total assets and our maximum exposure compared to prior periods reflect the amortizing nature of these transactions and exchange rate fluctuations. The increase in total assets compared to the prior year reflects additional securitized assets funded by other investors in one European SPE in the second half of 2012.

We also invest in the securities issued by SPEs, including government-sponsored SPEs, as part of our trading activities. These investments do not carry a funding commitment; therefore our maximum exposure to loss is limited to our investment. As at April 30, 2013, total assets of SPEs in which we have significant investments were $4.4 billion (January 31, 2013 – $3.6 billion; April 30, 2012 – $2.1 billion). Our maximum exposure to loss in these entities was $300 million (January 31, 2013 – $99 million; April 30, 2012 – $166 million). Fluctuations in the amounts presented for these SPEs reflect normal trading activity and the extent to which our investments in certain entities are significant as at the end of the reporting period.

Credit investment product SPEs and Others

We use SPEs to create customized credit products to meet investors’ specific requirements and create tax credit funds. Refer to Note 8 to our 2012 Annual Consolidated Financial Statements for more detail on these SPEs.

Guarantees, retail and commercial commitments

We provide guarantees and commitments to our clients that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at April 30, 2013 amounted to $215 billion compared to $215 billion in the prior quarter and $189 billion in the prior year. The increase compared to the prior year relates primarily to higher Other commitments to extend credit and Securities lending indemnifications. Refer to the Liquidity and funding management section and Note 12 of our Condensed Financial Statements, as well as Note 27 of our 2012 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

24        Royal Bank of Canada        Second Quarter 2013

Risk management

Credit risk

Gross (excluding allowance for loan losses) credit risk exposure by portfolio and sector

	As at
	April 30 2013						January 31 2013	October 31 2012
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Derivatives (1)	Total exposure (2)	Total exposure (2)	Total exposure (2)
Residential mortgages	$201,138	$–	$–	$–	$–	$201,138	$199,375	$198,324
Personal	93,663	73,240	35	–	–	166,938	158,788	157,010
Credit cards	13,666	19,037	–	–	–	32,703	33,588	31,697
Small business (3)	4,053	3,888	39	–	–	7,980	6,400	6,476
Retail	$312,520	$96,165	$74	$–	$–	$408,759	$398,151	$393,507
Business (3)
Agriculture	$5,287	$609	$43	$–	$15	$5,954	$5,875	$5,919
Automotive	6,851	3,181	249	–	331	10,612	7,508	7,590
Consumer goods	5,759	3,628	541	–	218	10,146	10,106	9,633
Energy	8,735	17,937	3,042	–	1,795	31,509	30,774	30,420
Non-bank financial services	4,321	8,831	11,568	154,489	13,130	192,339	178,308	152,974
Forest products	992	400	105	–	11	1,508	1,497	1,317
Industrial products	3,906	3,032	357	–	306	7,601	8,108	7,154
Mining & metals	1,196	2,565	702	–	155	4,618	4,597	4,480
Real estate & related	22,932	5,047	1,359	–	394	29,732	28,618	26,884
Technology & media	3,970	5,794	564	1	592	10,921	10,550	9,728
Transportation & environment	5,250	2,714	1,246	–	751	9,961	10,136	9,781
Other	20,926	8,175	8,710	2,788	18,083	58,682	81,999	66,683
Sovereign (3), (4)	4,142	4,813	36,173	25,545	8,674	79,347	83,108	73,456
Bank (3)	1,057	336	66,624	93,452	22,819	184,288	184,247	175,306
Wholesale	$95,324	$67,062	$131,283	$276,275	$67,274	$637,218	$645,431	$581,325
Total exposure	$407,844	$163,227	$131,357	$276,275	$67,274	$1,045,977	$1,043,582	$974,832

(1)	Credit equivalent amount after factoring in master netting agreements. Derivative exposure is measured at fair value.
(2)	Gross credit risk exposure is before allowance for loan losses. Exposure under the Basel III and Basel II (prior to January 31, 2013) asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(3)	Refer to Note 6 of our 2012 Annual Consolidated Financial Statements for the definition of these terms.
(4)	Sovereign as at October 31, 2012 was previously restated to include deposits with a central bank, which were previously not included in our exposure.

Q2 2013 vs. Q1 2013

Total gross credit risk exposure increased $2.4 billion from the prior quarter, mainly reflecting an increase in retail exposure of $10.6 billion, largely offset by a decrease in wholesale exposure of $8.2 billion. Retail exposure increased $10.6 billion or 3%, largely driven by growth in personal and small business loans outstanding primarily reflecting the acquisition of Ally Canada. Solid volume growth in Canadian residential mortgages also contributed to the increase. Wholesale exposure decreased $8.2 billion or 1%. Wholesale loan utilization is at 38%, up 1% from the prior quarter.

Gross (excluding allowance for loan losses) credit risk exposure by geography

	As at
	April 30 2013						January 31 2013	October 31 2012
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Derivatives (1)	Total exposure (2)	Total exposure (2)	Total exposure (2)
Canada	$364,155	$122,076	$62,444	$59,621	$25,966	$634,262	$641,286	$611,690
U.S.	21,014	30,559	19,710	128,691	10,683	210,657	190,103	169,692
Europe (3)	10,932	8,045	35,885	67,409	25,422	147,693	154,006	143,011
Other International	11,743	2,547	13,318	20,554	5,203	53,365	58,187	50,439
Total exposure (4)	$407,844	$163,227	$131,357	$276,275	$67,274	$1,045,977	$1,043,582	$974,832

(1)	Credit equivalent amount after factoring in master netting agreements. Derivative exposure is measured at fair value.
(2)	Gross credit risk exposure is before allowance for loan losses. Exposure under the Basel III and Basel II (prior to January 31, 2013) asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(3)	Europe as at October 31, 2012 was previously restated to include deposits with a central bank, which were previously not included in our exposure.
(4)	Geographic profile is based on country of residence of the borrower.

Q2 2013 vs. Q1 2013

The geographic mix of our gross credit risk exposure did not change significantly from the prior quarter with Canada, U.S., Europe and Other International reflecting 61%, 20%, 14% and 5% of our exposure, respectively. The changes in the geographic mix of our gross credit risk exposure from the prior quarter were largely driven by repo-style transactions.

Royal Bank of Canada        Second Quarter 2013        25

Residential mortgages and home equity lines of credit

In June 2012, OSFI issued a new guideline Residential mortgage underwriting practices and procedures, designed to promote transparency and provide additional granular information to enable comparability across the banking industry, effective the first quarter of 2013.

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region:

	As at April 30, 2013
	Residential mortgages (1)					Home equity lines of credit
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (3)
Canada
Atlantic provinces	$6,166	61%	$3,863	39%	$10,029	$1,954
Quebec	11,993	58	8,855	42	20,848	3,976
Ontario	34,921	38	56,627	62	91,548	16,690
Prairie provinces	23,499	59	16,183	41	39,682	10,598
B.C. and territories	15,419	44	19,437	56	34,856	10,251
Total Canada (4)	$91,998	47%	$104,965	53%	$196,963	$43,469
U.S.	5	2	312	98	317	232
Other International	11	–	2,557	100	2,568	1,677
Total International	$16	1%	$2,869	99%	$2,885	$1,909
Total	$92,014	46%	$107,834	54%	$199,848	$45,378
Total – January 31, 2013	$87,325	44%	$110,320	56%	$197,645	$45,116
Total – October 31, 2012	$82,104	42%	$114,393	58%	$196,497	$45,073

(1)	The residential mortgages amounts exclude our third party mortgage-backed securities (MBS) of $1,290 million (January 31, 2013 – $1,730 million).
(2)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation (CMHC) or other private mortgage default insurers.
(3)	Region is based upon address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, the Prairie provinces are comprised of Manitoba, Saskatchewan and Alberta, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(4)	Total Canada residential mortgages balance of $197 billion is comprised of $177 billion of residential mortgages and $5 billion of commercial mortgages both in Canadian Banking, and $15 billion of securitized residential mortgages in Capital Markets.

Home equity lines of credit are over 99.7% uninsured and reported within the personal loan category. As at April 30, 2013, home equity lines of credit in Canadian Banking were $43 billion (January 31, 2013 – $43 billion). In Canadian Banking approximately 97% of these home equity lines of credit (January 31, 2013 – 97%) are secured by a first lien on real estate held by us and less than 8% (January 31, 2013 – 8%) of these clients pay the scheduled interest payment only.

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments:

	As at
	April 30 2013			January 31 2013 (1)	October 31 2012 (1)
	Canada	U.S. and Other International	Total	Total	Total
Amortization period
≤ 25 years	65%	87%	65%	64%	63%
> 25 years ≤ 30 years	23	13	23	23	23
> 30 years ≤ 35 years	9	–	9	10	10
> 35 years	3	–	3	3	4
Total	100%	100%	100%	100%	100%

(1)	The comparative information has been restated to reflect the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

26        Royal Bank of Canada        Second Quarter 2013

Average loan-to-value (LTV) ratio for newly originated and acquired uninsured residential mortgages and homeline products

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products by geographic region:

	For the three months ended				For the six months ended
	April 30 2013		January 31 2013		April 30 2013
	Uninsured		Uninsured		Uninsured
	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1), (5)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)
Region (3)
Atlantic provinces	70%	71%	70%	71%	70%	71%
Quebec	66	69	67	69	67	69
Ontario	67	67	67	67	67	67
Prairie provinces	70	69	70	69	70	69
B.C. and territories	64	61	66	62	65	61
U.S.	71	40	71	65	71	59
Other International	79	60	80	59	79	60
Average (4)	67%	67%	68%	67%	67%	67%

(1)	Residential mortgages excludes residential mortgages within the homeline products.
(2)	Homeline products are comprised of both residential mortgages and home equity lines of credit.
(3)	Region is based upon address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, the Prairie provinces are comprised of Manitoba, Saskatchewan and Alberta, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(4)	The average LTV ratio for our Canadian Banking uninsured residential mortgages and homeline products was 69% and 68%, respectively, for the three months ended October 31, 2012.
(5)	The comparative information has been restated to reflect a refinement in methodology in calculating our consolidated LTV ratio.

While the above table provides the LTV ratios for the current quarter originations, the LTV ratio on our outstanding balances of the entire Canadian Banking uninsured residential mortgages including homeline products is 47% as at April 30, 2013 (January 31, 2013 – 47%). This calculation is adjusted for property values based on a provincial housing price index. We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates, and a downturn in real estate markets. Our stress test results indicate the vast majority of our residential mortgage and homeline clients have sufficient capacity to absorb additional payments in the event of a shock to one of the above noted parameters.

European exposure

	As at
	April 30 2013							January 31 2013	October 31 2012
	Loans and acceptances		Other
(Millions of Canadian dollars)	Outstanding	Undrawn commit ments (1)	Securities (2)	Letters of credit and guarantees	Repo-style transactions	Derivatives (3)	Total European exposure	Total European exposure	Total European exposure
Gross exposure to Europe (4)	$10,932	$8,045	$18,409	$17,476	$67,409	$25,422	$147,693	$154,006	$143,011
Less: Collateral held against repo-style transactions	–	–	–	–	65,542	–	65,542	70,413	63,887
Potential future credit exposure add-on amount	–	–	–	–	–	15,527	15,527	16,047	10,536
Undrawn commitments	–	8,045	–	17,476	–	–	25,521	25,767	27,781
Gross drawn exposure to Europe (5)	$10,932	$–	$18,409	$–	$1,867	$9,895	$41,103	$41,779	$40,807
Less: Collateral applied against derivatives	–	–	–	–	–	7,160	7,160	6,789	6,495
Add: Trading securities	–	–	11,859	–	–	–	11,859	13,179	11,742
Net exposure to Europe (6)	$10,932	$–	$30,268	$–	$1,867	$2,735	$45,802	$48,169	$46,054

(1)	Comprised of undrawn commitments of $5.6 billion to corporate entities, $2.0 billion to financial entities and $0.4 billion to sovereign entities. On a country basis, exposure is comprised of $3.3 billion to U.K., $1.5 billion to France, $0.6 billion to Germany, $161 million to Ireland, $121 million to Spain, with the remaining $2.3 billion related to Other Europe. Of the undrawn commitments, over 88% are to investment grade entities.
(2)	Securities include $12.1 billion of deposits (January 31, 2013 – $12.3 billion), $11.9 billion of trading securities (January 31, 2013 – $13.2 billion) and $6.3 billion of available-for-sale (AFS) securities (January 31, 2013 – $6.8 billion).
(3)	Derivative exposures are measured at fair value.
(4)	Gross exposure to Europe as at October 31, 2012 was previously restated to include deposits with a central bank, which were previously not included in our exposure.
(5)	Based on our interpretation of gross funded exposures as reported by certain U.S. banks, which excludes undrawn commitments, potential future credit exposure amount and collateral.
(6)	Excludes $0.6 billion (January 31, 2013 – $1.1 billion) of exposures to supra-national agencies and $2.1 billion (January 31, 2013 – $2.2 billion) of exposures to trade credit reinsurance.

Our gross credit risk exposure is calculated based on the definitions provided under the Basel III framework (Basel II prior to January 31, 2013) whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at April 30, 2013 was $147.7 billion. Our gross drawn exposure to Europe was $41.1 billion, after taking into account collateral held against repo-style transactions of $65.6 billion, letters of credit and guarantees, and undrawn commitments for loans of $25.5 billion and potential future credit exposure to derivatives of $15.5 billion. Our net exposure to Europe was $45.8 billion, after taking into account $7.2 billion of collateral, primarily in cash, we hold against derivatives and the addition of trading securities of $11.9 billion held in our trading book. Our net exposure to Europe also reflected $1.4 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk.

Royal Bank of Canada        Second Quarter 2013        27

Net European exposure

	As at
	April 30 2013					January 31 2013	October 31 2012
(Millions of Canadian dollars)	Loans outstanding	Securities (1)	Repo-style transactions	Derivatives (2)	Total	Total	Total
U.K. (3)	$6,497	$6,819	$1,372	$1,030	$15,718	$16,709	$14,887
Germany	287	6,655	199	381	7,522	7,436	6,815
France	456	2,518	24	266	3,264	4,358	3,786
Total U.K., Germany, France	$7,240	$15,992	$1,595	$1,677	$26,504	$28,503	$25,488
Greece	$–	$13	$–	$–	$13	$11	$14
Ireland	108	66	17	122	313	196	498
Italy	132	74	–	21	227	96	157
Portugal	–	3	–	2	5	3	1
Spain	398	232	3	40	673	794	803
Total Peripheral (4)	$638	$388	$20	$185	$1,231	$1,100	$1,473
Luxembourg	$1,110	$4,629	$1	$186	$5,926	$6,864	$6,900
Netherlands	147	2,200	–	287	2,634	3,022	3,283
Norway	332	2,038	–	57	2,427	1,886	1,632
Sweden	–	1,568	75	10	1,653	1,716	1,371
Switzerland	591	1,858	110	55	2,614	2,478	3,233
Other	874	1,595	66	278	2,813	2,600	2,674
Total Other Europe	$3,054	$13,888	$252	$873	$18,067	$18,566	$19,093
Total exposure to Europe (5), (6)	$10,932	$30,268	$1,867	$2,735	$45,802	$48,169	$46,054

(1)	Securities include $12.1 billion of deposits (January 31, 2013 – $12.3 billion), $11.9 billion of trading securities (January 31, 2013 – $13.2 billion) and $6.3 billion of AFS securities (January 31, 2013 – $6.8 billion).
(2)	Derivative exposure is measured at fair value.
(3)	U.K. as at October 31, 2012 was previously restated to include deposits with a central bank, which were previously not included in our exposure.
(4)	Gross credit risk exposure to peripheral Europe is comprised of $nil to Greece (January 31, 2013 – $nil), Ireland $2.6 billion (January 31, 2013 – $2.5 billion), Italy $0.3 billion (January 31, 2013 – $0.2 billion), Portugal $0.1 billion (January 31, 2013 – $0.1 billion), and Spain $1.3 billion (January 31, 2013 – $1.5 billion).
(5)	Excludes $0.6 billion (January 31, 2013 – $1.1 billion) of exposures to supra-national agencies.
(6)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.

Q2 2013 vs. Q1 2013

Net exposure to Europe decreased $2.4 billion from the prior quarter, primarily due to a decrease in trading securities, largely in Luxembourg, the U.K., and Netherlands, and AFS securities largely in France.

Our net exposure to peripheral Europe including Greece, Ireland, Italy, Portugal and Spain remained minimal with total outstanding exposure of $1.2 billion as at April 30, 2013, compared to $1.1 billion in the prior quarter. This exposure was predominantly investment grade. Our net exposure to larger European countries include the U.K., Germany and France, primarily related to our capital markets, wealth management and investor services businesses, particularly in fixed income, treasury services, derivatives, and corporate and individual lending. These are predominantly client-driven businesses where we transact with a range of European financial institutions, corporations and individuals. In addition, we engage in primary dealer activities in a number of jurisdictions, including the U.K., Germany and France, where we participate in auctions of government debt and act as a market maker and provide liquidity to clients. Exposures to other European countries are largely related to securities which include trading securities, deposits and AFS securities.

Securities consisted of $12.1 billion in deposits, $11.9 billion in trading securities, and $6.3 billion in AFS securities. Our trading securities are related to both client market making activities and our funding and liquidity management needs. All of our trading securities are marked-to-market on a daily basis. Deposits primarily include deposits with central banks or financial institutions and also include deposits related to our wealth management business in the Channel Islands. AFS securities are largely comprised of Organization of Economic Co-operation and Development government and corporate debt. Our European corporate loan book is run on a global basis and the underwriting standards for this loan book reflect the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. The gross impaired loans ratio of this loan book was 0.44%.

Net European exposure by client type

	As at
	April 30 2013												January 31 2013	October 31 2012
(Millions of Canadian dollars)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe	Total Europe
Financials	$4,783	$5,004	$1,291	$11,078	$–	$111	$67	$5	$119	$302	$8,564	$19,944	$22,229	$21,944
Sovereign (1)	4,978	1,802	1,332	8,112	–	18	16	–	126	160	6,032	14,304	14,635	12,661
Corporate	5,957	716	641	7,314	13	184	144	–	428	769	3,471	11,554	11,305	11,449
Total (2)	$15,718	$7,522	$3,264	$26,504	$13	$313	$227	$5	$673	$1,231	$18,067	$45,802	$48,169	$46,054

(1)	Sovereign as at October 31, 2012 was previously restated to include deposits with a central bank, which were previously not included in our exposure.
(2)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.

28        Royal Bank of Canada        Second Quarter 2013

Q2 2013 vs. Q1 2013

Our net exposure to Financials decreased $2.3 billion, mainly in France. Our net exposure to Sovereign decreased $0.3 billion, largely in the U.K. and Other Europe, partially offset by an increase in Germany. Our net exposure to Corporate increased $0.2 billion as an increase in Other Europe was partially offset by a decrease in the U.K.

Credit quality performance

Provision for (recovery of) credit losses

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Personal & Commercial Banking	$254	$241	$318	$495	$569
Capital Markets	40	109	31	149	48
Corporate Support and Other (1)	(6)	(1)	(1)	(7)	(2)
Total PCL	$288	$349	$348	$637	$615
Canada (2)
Residential mortgages	$7	$4	$6	$11	$17
Personal	93	93	106	186	213
Credit cards	90	88	104	178	208
Small business	8	8	15	16	23
Retail	198	193	231	391	461
Wholesale	57	14	37	71	47
PCL on impaired loans	255	207	268	462	508
U.S. (2)
Retail	$(1)	$2	$1	$1	$1
Wholesale	19	(1)	21	18	19
PCL on impaired loans	18	1	22	19	20
Other International (2)
Retail	$9	$17	$17	$26	$23
Wholesale	6	124	41	130	65
PCL on impaired loans	15	141	58	156	88
Total PCL on impaired loans	288	349	348	637	616
PCL on loans not yet identified as impaired	–	–	–	–	(1)
Total PCL	$288	$349	$348	$637	$615

(1)	PCL in Corporate Support and Other primarily is comprised of PCL for loans not yet identified as impaired. For further information, refer to the How we measure and report our business segments section of our 2012 Annual Report.
(2)	Geographic information is based on residence of borrower.

Q2 2013 vs. Q2 2012

Total PCL decreased $60 million or 17%, from a year ago.

PCL in Personal & Commercial Banking decreased $64 million or 20%, mainly due to lower provisions in Canadian Banking related to our personal loan and credit card portfolios and lower provisions in our Caribbean wholesale portfolios.

PCL in Capital Markets increased $9 million or 29%, mainly reflecting provisions on a couple of accounts largely in the technology & media sector, partially offset by lower provisions in the industrial sector.

Q2 2013 vs. Q1 2013

Total PCL decreased $61 million or 17%, from the prior quarter.

PCL in Personal & Commercial Banking increased $13 million or 5%, mainly due to higher PCL in our Canadian business and personal loan portfolios. These factors were partially offset by lower PCL in our Caribbean retail portfolios.

PCL in Capital Markets decreased $69 million or 63%, mainly reflecting higher provisions in the prior period related to a couple of accounts.

Q2 2013 vs. Q2 2012 (Six months ended)

Total PCL increased $22 million or 4% from last year.

PCL in Personal & Commercial Banking decreased $74 million or 13%, mainly due to lower provisions in our Canadian credit card and personal loan portfolios.

PCL in Capital Markets increased $101 million, mainly reflecting provisions on a few accounts largely in the technology & media sector.

Royal Bank of Canada        Second Quarter 2013        29

Gross impaired loans (GIL)

	As at
(Millions of Canadian dollars)	April 30 2013	January 31 2013	April 30 2012
Personal & Commercial Banking	$1,860	$1,809	$2,044
Capital Markets	302	287	283
Investor & Treasury Services	3	2	33
Corporate Support and Other	20	39	3
Total GIL	$2,185	$2,137	$2,363
Canada (1)
Retail	$755	$725	$785
Wholesale	529	503	579
GIL	1,284	1,228	1,364
U.S. (1)
Retail	$9	$7	$8
Wholesale	178	153	128
GIL	187	160	136
Other International (1)
Retail	$256	$257	$253
Wholesale	458	492	610
GIL	714	749	863
Total GIL	$2,185	$2,137	$2,363

(1)	Geographic information is based on residence of borrower.

Q2 2013 vs. Q2 2012

Total GIL decreased $178 million or 8% from a year ago.

GIL in Personal & Commercial Banking decreased $184 million or 9%, mainly due to lower impaired loans in our Caribbean portfolios and in our Canadian residential mortgage and business lending portfolios.

GIL in Capital Markets increased $19 million or 7%, primarily due to higher impaired loans in the technology & media sector, partially offset by lower impaired loans in the transportation & environment, industrial products and automotive sectors.

GIL in Investor & Treasury Services decreased $30 million, largely reflecting write-offs.

In Canada, wholesale GIL decreased $50 million, primarily due to lower GIL in the real estate & related, agriculture and automotive sectors. U.S. wholesale GIL increased $50 million, mainly due to higher GIL in the technology & media sector, partially offset by lower GIL in the industrial products sector. Other International wholesale GIL decreased $152 million, mainly due to lower GIL in the transportation & environment, bank and consumer goods sectors.

Q2 2013 vs. Q1 2013

Total GIL increased $48 million or 2% from the prior quarter.

GIL in Personal & Commercial Banking increased $51 million or 3%, mainly due to higher impaired loans in our Canadian business and retail lending portfolios, partially offset by lower impaired loans in our Caribbean portfolios.

GIL in Capital Markets increased $15 million or 5%, primarily due to higher impaired loans in the technology & media sector.

30        Royal Bank of Canada        Second Quarter 2013

Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	April 30 2013	January 31 2013	April 30 2012
Allowance for impaired loans
Personal & Commercial Banking	$512	$510	$523
Capital Markets	91	79	104
Investor & Treasury Services	1	2	33
Corporate Support and Other	2	3	(1)
Total allowance for impaired loans	606	594	659
Canada (1)
Retail	$139	$140	$153
Wholesale	195	163	177
Allowance for impaired loans	334	303	330
U.S. (1)
Retail	$1	$2	$1
Wholesale	34	23	38
Allowance for impaired loans	35	25	39
Other International (1)
Retail	$92	$96	$87
Wholesale	145	170	203
Allowance for impaired loans	237	266	290
Total allowance for impaired loans	606	594	659
Allowance for loans not yet identified as impaired	1,451	1,451	1,451
Total ACL	$2,057	$2,045	$2,110

(1)	Geographic information is based on residence of borrower.

Q2 2013 vs. Q2 2012

Total ACL decreased $53 million or 3% from a year ago, mainly related to lower ACL in Investor & Treasury Services reflecting write-offs, and lower ACL in Capital Markets and Canadian residential mortgage portfolio.

Q2 2013 vs. Q1 2013

Total ACL increased $12 million or 1% from last quarter, mainly related to higher ACL in Capital Markets and our Canadian business lending portfolios, partially offset by lower ACL in our Caribbean portfolio.

Market risk

Market Risk VaR

The following table shows Market risk VaR and Market risk Stressed VaR for all of our positions which are marked-to-market for financial reporting purposes, with the exception of those in a designated hedging relationship and positions held in RBC Insurance.

We measure VaR at the 99th percentile confidence level for price movements over a one day holding period using historic simulation of the last two years of equally weighted historic market data. These calculations are updated daily with current risk positions with the exception of certain positions which are updated weekly. Market risk Stressed VaR is calculated on a weekly basis in a similar manner as Market risk VaR with the exception that a fixed historical one year period of extreme volatility and its inverse are used rather than the last two year history. The stress period used is the interval from September 2008 through August 2009. Market risk Stressed VaR is calculated weekly for all portfolios. For further details of our approach to the management of trading market risk, refer to the Market risk section of our 2012 Annual Report.

The table also shows the diversification effect. The overall VaR is less than the sum of the VaR of the individual figures which is a result of the portfolio effects of different risk types.

	April 30, 2013				January 31, 2013		April 30, 2012
	As at Apr. 30	For the three months ended			As at Jan. 31	For the three months ended	As at Apr. 30	For the three months ended
(Millions of Canadian dollars)		Average	High	Low		Average		Average
Equity	$12	$9	$19	$5	$7	$11	$12	$10
Foreign exchange	5	4	6	1	2	2	3	3
Commodities	2	3	5	2	2	3	2	2
Interest rate	39	39	42	36	38	41	44	53
Credit specific (1)	10	9	10	9	9	11	8	8
Diversification	(25)	(22)	(29)	(16)	(20)	(25)	(22)	(21)
Market risk VaR	$43	$42	$48	$38	$38	$43	$47	$55
Market risk Stressed VaR	$87	$84	$97	$73	$73	$78	$81	$71

Royal Bank of Canada        Second Quarter 2013        31

	April 30, 2013				April 30, 2012
	As at Apr. 30	For the six months ended			As at Apri. 30	For the six months ended
(Millions of Canadian dollars)		Average	High	Low		Average
Equity	$12	$10	$19	$5	$12	$10
Foreign exchange	5	3	6	1	3	4
Commodities	2	3	5	2	2	3
Interest rate	39	40	51	36	44	53
Credit specific (1)	10	10	12	9	8	8
Diversification	(25)	(24)	(30)	(16)	(22)	(21)
Market risk VaR	$43	$42	$48	$38	$47	$57
Market risk Stressed VaR	$87	$81	$97	$73	$81	$82

(1)	General credit spread risk is measured under interest rate VaR while credit specific risk captures issuer-specific credit spread volatility.

Q2 2013 vs. Q2 2012

Average Market risk VaR decreased $13 million compared to the prior year primarily driven by the roll forward of the two year historical Market risk VaR window used to calculate VaR. Market risk Stressed VaR increased $13 million due to larger average interest rate exposure across our trading strategies, the impact of which is more prevalent in Market risk Stressed VaR than Market risk VaR due to the distribution and magnitude of the interest rate shocks during the fixed Stressed VaR historical period.

Q2 2013 vs. Q1 2013

Average Market risk VaR of $42 million for the second quarter of 2013 was relatively stable compared to the prior quarter. Average Market Risk Stressed VaR was up $6 million from the prior quarter mainly driven by increased holdings of U.S. Agency mortgage-backed securities which exhibited very large volatility during the Stressed VaR historical period.

Q2 2013 vs. Q2 2012 (Six months ended)

Average Market risk VaR decreased $15 million and average Market risk Stressed VaR was down $1 million compared to a year ago, mainly driven by risk reduction activities in certain fixed income portfolios through last year and the roll forward of the historical Market risk VaR window. The year over year decrease in average Market risk Stressed VaR in the first quarter of 2013 was offset by the year over year increase in the second quarter discussed above.

During the quarter there were three days of net trading losses totaling $5 million, compared to no trading losses in the first quarter of 2013. The largest loss of $2 million occurred on April 3, 2013. This was mainly driven by RBC credit spread tightening.

32        Royal Bank of Canada        Second Quarter 2013

Market risk measures – Non-trading banking activities

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. During the second quarter of 2013, our interest rate risk exposure was well within our target levels.

	April 30 2013						January 31 2013		April 30 2012
	Economic value of equity risk			Net interest income risk (2)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
Before-tax impact of:
100bps increase in rates	$(498)	$(2)	$(500)	$426	$11	$437	$(464)	$489	$(463)	$340
100bps decrease in rates	335	2	337	(311)	–	(311)	387	(346)	374	(212)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Liquidity and funding management

There have been no material changes to our liquidity and funding management framework from that described in our 2012 Annual Report. We continue to maintain liquidity and funding that is appropriate for the execution of our strategy. Our liquidity and funding risk remain well within our risk appetite.

We continue to monitor and, as appropriate, modify our risk policies, practices and processes to align with regulatory developments and to position ourselves for the prospective regulatory reforms, such as the Basel III regulatory liquidity standards established by the BCBS and those issued by OSFI. The BCBS liquidity standards include minimum requirements for two regulatory measures, the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR). In January 2013, the BCBS released its final rules for LCR, with phased timelines for compliance, starting with a minimum of 60% coverage in 2015 and increasing by 10% annually to 100% in 2019. These changes have had a favourable impact on our LCR. The BCBS will continue to review NSFR guidelines, with planned implementation effective 2018.

Risk measurement

A variety of limit-based measures and metrics have been established to monitor and control liquidity risk within appropriate tolerances using a variety of time horizons and severity of stress levels. Risk methodologies and underlying assumptions are periodically reviewed and validated to ensure alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and accepted practices. We measure and manage our liquidity position from a structural, tactical, and contingency perspective.

Liquidity risk is measured using contractual maturity dates for some assets and liabilities (e.g., wholesale lending and funding) and effective maturity for others. In the effective maturity approach, the liquidity value of assets and liabilities is determined based on observed behavioural or market-based patterns unrelated to contractual maturity. For example, effective maturity may be shorter than contractual maturity if the demonstrated behaviour of the asset suggests that it can be monetized before maturity. Effective maturity for a liability may be longer than contractual maturity if the demonstrated behaviour of the liability suggests that it will be extended or rolled over at maturity. Specific examples include government bonds for assets as they can be quickly and reliably monetized and relationship-based deposits for liabilities where a significant portion is typically assigned core value although contractual maturity dates may be quite short or even legally characterized as available on demand (conversely, demand loans display attributes of longer term assets and are treated accordingly from an effective maturity perspective). Internally derived assumptions consider all relevant material and available data, information and methods of quantifying liquidity risk.

For further details on our methodologies and measurement, refer to the Liquidity and funding management section of our 2012 Annual Report.

Risk profile

As at April 30, 2013, relationship-based deposits which are the primary source of funding for retail loans and mortgages, were $344 billion or 53% of our total funding (January 31, 2013 – $335 billion or 53%). Funding for highly liquid assets consisted primarily of short term wholesale funding that reflects the expected monetization period of these assets. This wholesale funding comprised unsecured liabilities of $76 billion and secured (repos and short sales) liabilities of $124 billion, and represented 12% and 19% of total funding as at April 30, 2013, respectively (January 31, 2013 – $77 billion and $114 billion or 12% and 18% of total funding, respectively). Long-term wholesale funding is mostly used to fund less liquid wholesale assets. Additional quantitative information is provided in the following Funding section.

As at April 30, 2013 and throughout the quarter ended April 30, 2013, we held US$5.3 billion and $4.5 billion earmarked contingency liquidity assets (January 31, 2013 – US$5.3 billion and $4.5 billion). We also held a derivatives pledging liquid asset buffer of US$1.3 billion as at April 30, 2013 to mitigate the volatility of our net pledging requirements for derivatives trading (January 31, 2013 – US$1.4 billion). This buffer averaged US$1.4 billion during the quarter ended April 30, 2013 (January 31, 2013 – US$1.3 billion).

Royal Bank of Canada        Second Quarter 2013        33

The following table provides a summary of our liquid assets, which are one of the inputs used in assessing our liquidity risk profile, and represents an enhancement to our disclosure in response to EDTF recommendations. Available liquid assets consist of on-balance sheet cash and securities holdings as well as securities received as collateral from securities financing (reverse repos and off-balance sheet collateral swaps) and derivative transactions, both off-balance sheet. We do not include encumbered assets as a source of available liquidity in measuring liquidity risk. As at April 30, 2013 our unencumbered highly marketable liquid assets comprised 18% of our total assets (January 31, 2013 – 19%). For the purpose of constructing the following table, encumbered liquid assets include: (i) Bank-owned liquid assets that are either pledged as collateral (e.g., repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g., earmarked to satisfy mandatory reserve or local capital adequacy requirements and to maintain continuous access to payment and settlement systems); and (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g., to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited. Unencumbered liquid assets are the difference between total and encumbered liquid assets from both on- and off-balance sheet sources.

Liquid assets (1)

	As at
	April 30 2013					January 31 2013
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	Unencumbered liquid assets
Cash and deposits with central banks	$9,750	$–	$9,750	$847	$8,903	$12,862
Deposits with financial institutions	11,734	–	11,734	81	11,653	8,454
Precious metals	276	–	276	–	276	501
Securities (2)
Canadian government obligations	37,534	28,035	65,569	43,680	21,889	31,754
Foreign government obligations	55,249	43,103	98,352	50,048	48,304	46,905
Other securities	55,174	39,911	95,085	42,716	52,369	45,989
Loans
NHA mortgage-backed securities	24,599	–	24,599	9,003	15,596	11,453
Total	$194,316	$111,049	$305,365	$146,375	$158,990	$157,918
As at January 31, 2013	$181,733	$103,749	$285,482	$127,564	$157,918

	As at
(Millions of Canadian dollars)	April 30 2013	January 31 2013
Royal Bank of Canada	$78,458	$ 68,220
Foreign branches	23,405	22,164
Subsidiaries	92,453	91,349
Total	$194,316	$181,733

(1)     Information is provided from an enterprise-wide perspective. In managing liquidity risk, we consider market, legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.

(2)     Includes investment grade government, public sector entities and corporate bonds and money market securities, exchange-traded funds, and equities traded as part of a major stock index but excludes auction rate and non-agency asset-backed securities as well as non-index equities and mutual funds. All securities are recorded at market value.

Funding

Funding strategy

Our wholesale funding activities are well diversified by geographic origin, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to constantly monitor market developments and trends, identify opportunities and risks and take appropriate and timely actions. We operate longer-term debt issuance registered programs. The following table summarizes these programs with their original authorized limits by geography.

Programs by geography

Canada	U.S.	Europe/Asia
• Canadian Shelf – $15 billion	• SEC Registered – US$25 billion	• European Debt Issuance Program – US$40 billion

	• SEC Registered Covered Bonds – US$12 billion	• Covered Bond Program – Euro 15 billion

• Japanese Issuance Programs – JPY 1 trillion

We also raise long-term funding using Canadian Deposit Notes, NHA MBS, Canada Mortgage Bonds, credit card receivable backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms). We continuously evaluate expansion into new markets and investor segments since

34        Royal Bank of Canada        Second Quarter 2013

diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well diversified by geography as well as by type of long-term funding products. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Includes unsecured term funding and Covered Bonds.	(1) Mortgage-backed securities and Canadian Mortgage Bonds

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets, may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not significantly influence our liability composition, funding access, collateral usage and associated costs.

On December 13, 2012, S&P upgraded our outlook to stable from negative and affirmed our long- and short-term issuer credit ratings. The outlook revision followed a review by S&P of banking sector industry and economic risks in Canada, which resulted in a revision to their Banking Industry Country Risk Assessment for Canada to group 2 from 1.

On January 28, 2013, Moody’s removed systematic support from the subordinated debt ratings of RBC and all other Canadian banks, consistent with their announcement in October 2012. Moody’s reaffirmed all our other ratings.

Otherwise, our ratings remain unchanged in the quarter and have a stable outlook.

The following table presents our major credit ratings and outlooks as at May 29, 2013:

As at May 29, 2013 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa3	stable
Standard & Poor’s	A-1+	AA-	stable	(2)
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Services	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.
(2)	On December 13, 2012, S&P upgraded our outlook to stable from negative.

Deposit profile

Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year increased by almost 2% compared to the prior quarter, representing 69% of our total deposits, as a result of continued growth in our core relational deposits and extension of our wholesale funding profile.

Royal Bank of Canada        Second Quarter 2013        35

Contractual maturities

The following tables provide contractual maturity profiles of all our assets, liabilities, and off-balance sheet items as at April 30, 2013 with comparatives as at January 31, 2013 and has been enhanced in response to EDTF recommendations.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modeling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

	As at April 30, 2013
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 3 years	3 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$–	$–	$–	$–	$–	$–	$–	$–	$21,484	$21,484
Securities Trading	89,689	768	11	38	22	377	296	5,113	43,472	139,786
Available-for-sale	2,593	3,758	791	1,674	553	4,604	6,675	14,097	1,798	36,543
Assets purchased under reverse repurchase agreements and securities borrowed	67,451	29,448	8,684	5,596	7,931	603	–	–	4,931	124,644
Loans (net of allowance for loan losses)	14,698	13,168	8,078	8,464	17,155	114,140	102,258	27,862	90,780	396,603
Other
Customers’ liability under acceptances	1,095	390	409	831	2,249	1,895	2,118	288	–	9,275
Derivatives	2,771	4,416	2,676	3,443	1,846	16,776	14,668	47,094	3	93,693
Other financial assets	20,316	806	519	264	225	625	231	595	479	24,060
Total financial assets	$198,613	$52,754	$21,168	$20,310	$29,981	$139,020	$126,246	$95,049	$162,947	$846,088
Other non-financial assets	1,084	472	1,476	310	333	1,695	1	2,031	14,040	21,442
Total assets	$199,697	$53,226	$22,644	$20,620	$30,314	$140,715	$126,247	$97,080	$176,987	$867,530
Liabilities and equity
Deposits (1)
Unsecured borrowing	$34,793	$18,961	$24,135	$10,685	$24,071	$56,582	$20,495	$9,225	$266,218	$465,165
Secured borrowing	121	2,868	3,783	4,399	5,066	15,238	13,856	9,798	–	55,129
Covered bonds	–	–	–	–	–	4,710	4,484	1,759	–	10,953
Other
Acceptances	1,095	390	409	831	2,249	1,895	2,118	288	–	9,275
Obligations related to securities sold short	49,628	–	–	–	–	–	–	–	–	49,628
Obligations related to assets sold under repurchase agreements and securities loaned	65,828	1,852	747	264	1,388	1,000	–	–	1,305	72,384
Derivatives	3,137	4,205	3,264	3,800	1,861	20,552	15,400	45,445	1	97,665
Other financial liabilities	24,106	1,250	852	851	1,184	1,909	332	4,192	2,202	36,878
Subordinated debentures	–	–	–	–	–	225	–	8,278	–	8,503
Trust capital securities	–	–	–	899	–	–	–	–	–	899
Total financial liabilities	$178,708	$29,526	$33,190	$21,729	$35,819	$102,111	$56,685	$78,985	$269,726	$806,479
Other non-financial liabilities	557	127	27	385	137	1,015	843	8,904	1,033	13,028
Equity	–	–	–	–	–	–	–	–	48,023	48,023
Total liabilities and equity	$179,265	$29,653	$33,217	$22,114	$35,956	$103,126	$57,528	$87,889	$318,782	$867,530
Off-balance sheet items
Financial guarantees	$1,584	$1,158	$948	$2,142	$2,542	$3,725	$1,966	$70	$23	$14,158
Lease commitments	60	119	175	177	174	1,256	802	1,435	–	4,198
Commitments to extend credit	3,013	2,070	5,275	6,539	5,902	41,843	59,737	10,516	753	135,648
Other commitments	1,792	158	200	351	1,650	298	241	86	60,592	65,368
Total off-balance sheet items	$6,449	$3,505	$6,598	$9,209	$10,268	$47,122	$62,746	$12,107	$61,368	$219,372

(1)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit Profile section, for our operations and liquidity needs.

36        Royal Bank of Canada        Second Quarter 2013

	As at January 31, 2013
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 3 years	3 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$–	$–	$–	$–	$–	$–	$–	$–	$22,240	$22,240
Securities
Trading	79,762	68	1,391	11	36	325	311	4,976	43,878	130,758
Available-for-sale	2,537	6,151	1,786	643	1,641	4,490	5,757	13,504	1,958	38,467
Assets purchased under reverse repurchase agreements and securities borrowed	69,413	26,611	8,264	3,864	7,828	643	–	–	4,710	121,333
Loans (net of allowance for loan losses)	10,747	9,943	9,492	11,571	19,414	88,563	122,650	23,184	85,420	380,984
Other
Customers’ liability under acceptances	1,165	389	464	673	2,400	2,073	1,914	234	–	9,312
Derivatives	4,519	2,598	1,638	2,692	5,299	12,045	14,624	43,826	2	87,243
Other financial assets	24,023	737	467	127	841	202	242	188	–	26,827
Total financial assets	$192,166	$46,497	$23,502	$19,581	$37,459	$108,341	$145,498	$85,912	$158,208	$817,164
Other non-financial assets (1)	1,134	540	300	1,201	333	1,552	–	1,954	13,407	20,421
Total assets	$193,300	$47,037	$23,802	$20,782	$37,792	$109,893	$145,498	$87,866	$171,615	$837,585
Liabilities and equity
Deposits (2)
Unsecured borrowing	$42,275	$17,703	$17,460	$23,733	$9,701	$53,839	$20,128	$8,790	$258,129	$451,758
Secured borrowing	18	500	2,612	3,424	4,387	18,174	13,553	9,359	–	52,027
Covered bonds	–	–	–	–	–	4,677	4,446	1,753	–	10,876
Other
Acceptances	1,165	389	464	673	2,400	2,073	1,914	234	–	9,312
Obligations related to securities sold short	50,062	–	–	–	–	–	–	–	–	50,062
Obligations related to assets sold under repurchase agreements and securities loaned (1)	57,581	3,447	380	573	271	1,000	–	–	1,077	64,329
Derivatives	4,142	2,836	2,391	3,351	5,203	16,542	14,487	43,308	2	92,262
Other financial liabilities (1)	26,594	849	694	374	1,791	1,707	181	3,785	1,408	37,383
Subordinated debentures	–	–	–	–	–	229	–	9,212	–	9,441
Trust capital securities	–	–	–	–	900	–	–	–	–	900
Total financial liabilities	$181,837	$25,724	$24,001	$32,128	$24,653	$98,241	$54,709	$76,441	$260,616	$778,350
Other non-financial liabilities (1)	214	115	299	–	244	1,046	951	8,341	949	12,159
Equity	–	–	–	–	–	–	–	–	47,076	47,076
Total liabilities and equity	$182,051	$25,839	$24,300	$32,128	$24,897	$99,287	$55,660	$84,782	$308,641	$837,585
Off-balance sheet items
Financial guarantees	$267	$1,817	$1,771	$1,083	$3,900	$4,287	$1,854	$29	$22	$15,030
Lease commitments	59	119	175	170	175	1,242	793	1,206	–	3,939
Commitments to extend credit	2,840	3,040	3,331	5,356	9,167	41,070	57,265	10,165	952	133,186
Other commitments	217	619	806	768	2,114	366	172	120	61,372	66,554
Total off-balance sheet items	$3,383	$5,595	$6,083	$7,377	$15,356	$46,965	$60,084	$11,520	$62,346	$218,709

(1)	Amounts have been revised from those previously presented.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit Profile section, for our operations and liquidity needs.

Capital management

Basel III

OSFI published the final version of Basel III “Capital Adequacy Requirements (CAR) Guideline” in December 2012. The “all-in” targets, including the capital conservation buffer, for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios are 7%, 8.5% and 10.5%, respectively. The “all-in” methodology includes all of the regulatory adjustments that will be required by 2019, while retaining the phase-out rules for non-qualifying capital instruments. The final OSFI CAR guideline also delays the implementation of CVA capital charge rules until January 1, 2014. To provide capital requirement guidance on D-SIBs, OSFI released the list of six Canadian banks, including RBC, which are designated as D-SIBs in March 2013. These banks will be subject to a 1% risk weighted surcharge resulting in an all-in CET1 target of 8% commencing January 2016. For further details on our implementation of Basel III, refer to the Capital management section of our 2012 Annual Report.

Royal Bank of Canada        Second Quarter 2013        37

Basel III regulatory capital and capital ratios and risk-weighted assets (RWA)

Under Basel III, regulatory capital includes CET1, Tier 1 and Tier 2 capital. Total capital is the sum of these components.

CET1 capital comprises the highest quality of capital. Regulatory adjustments under Basel III are expanded to include full deductions of certain items and additional capital components that are subject to the threshold deductions.

Tier 1 capital is redefined and comprises predominantly CET1, with additional Tier 1 items. Tier 2 capital includes subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries’ Tier 2 instruments. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

Under Basel III, the RWA requirement is more stringent than Basel II largely reflecting the 250% risk-weighted threshold items not deducted from CET1 capital, increased and new capital charges for credit risk related to asset value correlation for financial institutions and exposures cleared through central counterparties, as well as the conversion of certain Basel II capital deductions to RWA.

Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by RWA. Pending the BCBS’s review of the final leverage requirements, OSFI requires Canadian banks to maintain an Assets-to-capital multiple (which is calculated by dividing Gross Adjusted Assets (GAA) by Total capital calculated on a Basel III transitional basis) at or below a maximum level prescribed by OSFI. All items that are deducted from capital are excluded from total assets.

The following chart provides a summary of the major components of CET1, Tier 1, Tier 2 and Total capital.

(1)	First level: The amount by which each of the items exceeds a 10% threshold of CET1 capital (after all deductions but before threshold deductions) will be deducted from CET1 capital. Second level: The aggregate amount of the three items not deducted from the first level above and in excess of 15% of CET1 capital after regulatory adjustments will be deducted from capital, and the remaining balance not deducted will be risk-weighted at 250%.

The following table provides a summary of OSFI regulatory target ratios under Basel III.

Basel III Capital Ratios	OSFI regulatory target requirements under Basel III					RBC capital ratios as at April 30, 2013	Meet or exceed OSFI target ratios	OSFI target requirements as of (1)
	Minimum	Capital Conservation Buffer	Minimum including Capital Conservation Buffer	D-SIBs surcharge applicable to CET1 (1)	Minimum including Capital Conservation Buffer and D-SIBs surcharge (1)
Common Equity Tier 1 (%)	>4.5%	2.5%	>7.0%	1.0%	>8.0%	9.1%	✓	2013/2016
Tier 1 capital (%)	>6.0%	2.5%	>8.5%	n.a.	>8.5%	11.2%	✓	2014
Total capital (%)	>8.0%	2.5%	>10.5%	n.a.	>10.5%	14.0%	✓	2014

(1)	The D-SIBs surcharge will be applicable to CET1 commencing January 1, 2016.

38        Royal Bank of Canada        Second Quarter 2013

The following table provides a discussion on our regulatory capital, RWA and capital ratios. Our capital position remained strong during the quarter and our capital ratios remain well above OSFI regulatory targets.

Regulatory capital, RWA and capital ratios

	Basel III All-in Basis (1)				Basel II
	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	April 30 2013		January 31 2013		April 30 2012
Capital
CET 1	$28,288		$28,115		n.a.	(1)
Tier 1 capital	34,942		34,769		35,151
Total capital	43,527		43,287		40,599
RWA
Credit risk	$231,264		$223,318		$197,075
Market risk	37,850		38,099		28,960
Operational risk	42,323		41,711		39,699
Transitional adjustment prescribed by OSFI	–		–		1,404
RWA	$311,437		$303,128		$267,138
Capital ratios and multiples
CET1 ratio (1)	9.1%		9.3%		n.a.	(1)
Tier 1 capital ratio	11.2%		11.5%		13.2%
Total capital ratio	14.0%		14.3%		15.2%
Assets-to-capital multiple (2)	16.6	X	16.2	X	16.8	X
GAA (billions) (2)	$788.7		$762.7		$714.6

(1)	Effective the first quarter of 2013, we calculate capital ratios and Assets-to-capital multiple using the Basel III framework. The capital ratios are calculated on the “all-in” basis. The prior periods’ capital ratios and Assets-to-capital multiple were calculated using the Basel II framework. Basel III and Basel II are not directly comparable. The CET1 ratio is a new regulatory measure under the Basel III framework. The CET1 capital and ratio are not applicable (n.a.) for prior periods as Basel III was adopted prospectively, effective the first quarter of 2013.
(2)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per OSFI CAR Guideline. Transitional is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.

Q2 2013 vs. Q1 2013

(1)	Internal capital generation of $0.9 billion represents net income attributable to shareholders less common and preferred shares dividends.

Our Basel III CET1 capital ratio of 9.1%, decreased 20 bps from 9.3% last quarter, mainly due to the acquisition of Ally Canada, partially offset by internal capital generation. Common share repurchases reduced the CET1 ratio by approximately 4 bps.

Our Basel III Tier 1 capital ratio was down 30 bps largely due to same factors mentioned above.

RWA increased by $8 billion mainly due to the acquisition of Ally Canada and increased RWA for operational risk, partially offset by a reduction in credit risk RWA due to the securitization of credit card exposures and reduced wholesale underwriting exposures.

Our Total capital ratio was down 30 bps largely due to the acquisition of Ally Canada, partially offset by internal capital generation. The redemption of $1 billion of Subordinated debentures Tier 2 capital instruments in the current quarter had no impact as these were non-qualifying capital instruments redemptions subject to phase-out.

As at April 30, 2013, our Assets-to-capital multiple (on a transitional basis) was 16.6 times compared to 16.2 times last quarter largely as a result of the acquisition of Ally Canada and higher gross-adjusted assets, partially offset by internal capital generation.

Royal Bank of Canada        Second Quarter 2013        39

Selected capital management activity

The following table provides our selected capital management activity for the three months and six months ended April 30, 2013.

	For the three months ended April 30, 2013		For the six months ended April 30, 2013
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1
Common shares issued
Stock options exercised (1)	194	$8	1,158	$52
Purchased for cancellation	(2,089)	(21)	(2,089)	(21)
Tier 2
Issuance of December 6, 2024 subordinated debentures (2)		–		2,000
Redemption of March 11, 2018 subordinated debentures (2)		1,000		1,000

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(2)	For further details, refer to Note 10 of our Condensed Financial Statements.

Selected share data (1)

	As at April 30, 2013
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount
Common shares outstanding	1,444,372	$14,354
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300
Non-cumulative Series AA	12,000	300
Non-cumulative Series AB	12,000	300
Non-cumulative Series AC	8,000	200
Non-cumulative Series AD	10,000	250
Non-cumulative Series AE	10,000	250
Non-cumulative Series AF	8,000	200
Non-cumulative Series AG	10,000	250
Non-cumulative Series AH	8,500	213
Non-cumulative Series AJ (3)	16,000	400
Non-cumulative Series AL (3)	12,000	300
Non-cumulative Series AN (3)	9,000	225
Non-cumulative Series AP (3)	11,000	275
Non-cumulative Series AR (3)	14,000	350
Non-cumulative Series AT (3)	11,000	275
Non-cumulative Series AV (3)	16,000	400
Non-cumulative Series AX (3)	13,000	325
Treasury shares – preferred	(12)	–
Treasury shares – common	701	40
Stock options
Outstanding	12,051
Exercisable	7,079
Dividends
Common		910
Preferred		64

(1)	For further details about our capital management activity, refer to Note 10 of our Condensed Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.

In October 2012, we announced our normal course issuer bid (NCIB) which permits us to purchase up to 30 million of our common shares. The NCIB expires on October 31, 2013. As at May 24, 2013, we have purchased 2.1 million of our common shares under the NCIB. The total cost of the share repurchase was $128 million comprised of a book value of $21 million with an additional $107 million premium paid on repurchase.

On May 1, 2013, we announced our intention to redeem all outstanding $1 billion subordinated debentures due June 6, 2018 at par plus accrued interest. The redemption is expected to be completed on June 6, 2013 and will be financed out of general corporate funds.

As at May 24, 2013, the number of outstanding common shares and stock options was 1,444,664,811 and 11,758,810, respectively. As at May 24, 2013, the number of Treasury shares – preferred and Treasury shares – common was 22,456 and (49,963), respectively.

40        Royal Bank of Canada        Second Quarter 2013

Attributed capital

	For the three months ended
(Millions of Canadian dollars)	April 30 2013	January 31 2013	April 30 2012
Credit risk	$11,700	$11,400	$9,000
Market risk (trading and non-trading)	3,400	3,700	3,900
Operational risk	4,050	4,100	3,750
Business and fixed asset risk	2,600	2,850	2,750
Insurance risk	450	500	450
Goodwill and intangibles	10,800	10,150	9,700
Regulatory capital allocation	2,650	1,550	4,050
Attributed capital	$35,650	$34,250	$33,600
Under attribution of capital	5,350	5,750	2,400
Average common equity from discontinued operations	–	–	400
Average common equity	$41,000	$40,000	$36,400

Q2 2013 vs. Q2 2012

Attributed capital increased $2 billion, largely due to an increase in credit risk as a result of business growth as well as higher credit risk, and goodwill and intangibles due to the acquisition of Ally Canada and higher operational risk reflecting revenue growth. Higher goodwill and intangibles reflecting the acquisition of the additional 50% ownership of RBCIS also contributed to the increase. These factors were partially offset by the reduction of regulatory capital allocation mainly due to the delayed implementation of the CVA capital charge and balance sheet optimization activities, as well as lower market risk largely reflecting our annual methodology updates.

We remain well capitalized with the current level of available capital exceeding the attributed capital required to underpin all of our material risks. Unattributed capital increased from the prior year due to the additional capital requirements by OSFI for D-SIBs.

Q2 2013 vs. Q1 2013

Attributed capital increased $1.4 billion, largely due to the increase in regulatory capital allocation reflecting additional capital requirements for Ally Canada exposures, as well as an increase in goodwill and intangible and credit risk due to the acquisition of Ally Canada. These factors were partially offset by a decrease in business and fixed asset risk. The increase in diversification benefit due to our annual methodology review on all risk types also decreased our attributed capital.

Additional financial information

Exposures to selected financial instruments

Exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

	As at
	April 30, 2013				April 30, 2012
(Millions of Canadian dollars)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities	$184	$178	$16	$378	$217	$272	$16	$505
Fair value of securities by rating
AAA	$12	$–	$–		$1	$9	$–
AA	38	3	–		53	16	–
A	15	–	–		23	18	–
BBB	24	–	–		8	1	–
Below BBB-	95	175	16		132	228	16
Total	$184	$178	$16	$378	$217	$272	$16	$505
Fair value of securities by vintage
2003 (or before)	$7	$3	$–		$3	$3	$–
2004	6	30	–		33	23	–
2005	83	83	16		84	121	16
2006	60	36	–		64	44	–
2007 and greater	28	26	–		33	81	–
Total	$184	$178	$16	$378	$217	$272	$16	$505
Amortized cost of subprime/Alt-A mortgages (whole loans)	$7	$28	$–	$35	$8	$33	$–	$41
Total subprime and Alt-A exposures	$191	$206	$16	$413	$225	$305	$16	$546
Sensitivities of fair value of securities to changes in assumptions:
100bps increase in credit spread	$(5)	$(14)
100bps increase in interest rates	(1)	(7)
20% increase in default rates	(17)	(18)
25% decrease in prepayment rates	1	(4)

Royal Bank of Canada        Second Quarter 2013        41

Exposure to U.S. subprime and Alt-A residential mortgage-backed securities (RMBS), and collateralized debt obligations (CDOs) and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our exposures to U.S. subprime and Alt-A residential mortgages of $413 million represented less than 0.1% of our total assets as at April 30, 2013, compared to $546 million or 0.1% in the prior year. The decrease of $133 million is primarily due to the sale of securities.

Q2 2013 vs. Q2 2012

Our total holdings of RMBS noted in the table above may be exposed to U.S. subprime risk. As at April 30, 2013, our U.S. subprime RMBS exposure of $184 million decreased $33 million or 15% compared to the prior year, primarily due to the sale of certain securities. Of this exposure, $65 million or 35% of our related holdings are rated A and above, a decrease of $12 million from the prior year due to the sale of certain securities.

As at April 30, 2013, U.S. subprime RMBS holdings rated AAA comprised 7% of total U.S. subprime RMBS holdings compared with less than 1% in the prior year. As at April 30, 2013, our exposure to U.S. subprime loans of $7 million decreased $1 million compared to the prior year.

Of our total portfolio of RMBS, holdings with a fair value of $178 million may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures decreased $94 million from the prior year mainly due to the sale of certain holdings. Approximately 35% of these RMBS were issued during 2006 and onwards, compared to 46% in the prior year. As at April 30, 2013, our exposure to U.S. Alt-A loans of $28 million decreased $5 million compared to the prior year.

Of our total portfolio of CDOs, holdings of $16 million may be exposed to U.S. subprime or Alt-A risk, relatively unchanged from the prior year. As at April 30, 2013, the fair value of our corporate CDOs, which are predominately comprised of $1.8 billion of corporate collateralized loan obligations decreased $0.4 billion compared to the prior year.

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at April 30, 2013, refer to the Off-balance sheet arrangements section.

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment grade financing and non-investment grade financing where there is no private equity sponsor involvement. As at April 30, 2013, our total commitments, including funded and unfunded of $11.7 billion, increased $3.5 billion compared to the prior year, reflecting an increase in client volumes. As at April 30, 2013, our total commitments, including funded and unfunded represented 1.4% of our total assets compared to 1.0% in the prior year.

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of commercial mortgage-backed securities was $127 million as at April 30, 2013.

Assets and liabilities measured at fair value

There were significant transfers in or out of levels 1, 2 or 3 in the current quarter, as classified by the fair value hierarchy set out in IFRS 7, Financial Instruments – Disclosures.

For further details, refer to Note 3 of our Condensed Financial Statements.

	As at April 30, 2013
(Millions of Canadian dollars, except percentage amounts)	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Securities at FVTPL	$139,786	41%	58%	1%	100%
Available-for-sale	36,037	11	71	18	100
Loans – Wholesale	1,766	0	69	31	100
Derivatives	123,557	2	97	1	100
Other assets	907	52	47	1	100
Financial liabilities
Deposits	$65,103	0%	85%	15%	100%
Derivatives	127,865	1	97	2	100
(1)	Fair value of assets and liabilities as a percentage of total assets and liabilities measured at fair value on a recurring basis for categories presented in the table above and does not reflect the impact of netting.

Accounting and control matters

Summary accounting policies and estimates

Our Condensed Financial Statements are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The significant accounting policies are described in Note 2 of our Condensed Financial Statements and Note 2 of our 2012 Annual Consolidated Financial Statements.

42        Royal Bank of Canada        Second Quarter 2013

Changes in accounting policies and disclosure

Changes in accounting policies

Amendments to IAS 1 Presentation of Financial Statements

During the first quarter, we adopted IAS 1 Presentation of Financial Statements (amendments to IAS 1), issued by the International Accounting Standards Board (IASB) in June 2011. The amendments require items presented in the statement of other comprehensive income to be categorized according to whether the items will or will not be reclassified to income at a future date. The adoption did not impact our financial results.

Amendments to IAS 12 Income Taxes

During the first quarter, we adopted IAS 12 Income taxes: Deferred Taxes, Recovery of Underlying Assets (amendments to IAS 12), issued by the IASB in December 2010. The amendments provided guidance for deferred tax associated with investment property measured using the fair value model and non-depreciable assets measured using the revaluation model. The adoption did not impact our financial results.

Controls and procedures

Disclosure controls and procedures

As of April 30, 2013, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the United States Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of April 30, 2013.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended April 30, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2012. For further information, refer to Note 29 of our 2012 Annual Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2013        43

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

(Millions of Canadian dollars)	April 30 2013	January 31 2013	October 31 2012	April 30 2012
Assets
Cash and due from banks	$14,503	$13,741	$12,617	$8,828
Interest-bearing deposits with banks	6,981	8,499	10,255	11,925
Securities (Note 4)
Trading	139,786	130,758	120,783	125,046
Available-for-sale	36,543	38,467	40,828	39,396
	176,329	169,225	161,611	164,442
Assets purchased under reverse repurchase agreements and securities borrowed	124,644	121,333	112,257	108,600
Loans (Note 5)
Retail	312,520	302,193	301,185	291,751
Wholesale	86,049	80,745	79,056	72,987
	398,569	382,938	380,241	364,738
Allowance for loan losses (Note 5)	(1,966)	(1,954)	(1,997)	(2,019)
	396,603	380,984	378,244	362,719
Investments for account of segregated fund holders	438	406	383	351
Other
Customers’ liability under acceptances	9,275	9,312	9,385	8,656
Derivatives (Note 6)	93,693	87,243	91,293	87,863
Premises and equipment, net	2,677	2,678	2,691	2,753
Goodwill	8,106	7,459	7,485	7,440
Other intangibles	2,725	2,698	2,686	2,132
Assets of discontinued operations	–	–	–	277
Investments in associates	132	129	125	162
Prepaid pension benefit cost	1,089	999	1,049	1,051
Other assets	30,335	32,879	35,019	33,172
	148,032	143,397	149,733	143,506
Total assets	$867,530	$837,585	$825,100	$800,371
Liabilities and equity
Deposits (Note 8)
Personal	$187,581	$184,330	$179,502	$173,351
Business and government	328,608	313,256	312,882	302,947
Bank	15,058	17,075	15,835	19,577
	531,247	514,661	508,219	495,875
Insurance and investment contracts for account of segregated fund holders	438	406	383	351
Other
Acceptances	9,275	9,312	9,385	8,656
Obligations related to securities sold short	49,628	50,062	40,756	50,150
Obligations related to assets sold under repurchase agreements and securities loaned	72,384	64,329	64,032	55,169
Derivatives (Note 6)	97,665	92,262	96,761	92,104
Insurance claims and policy benefit liabilities	8,228	7,956	7,921	7,621
Liabilities of discontinued operations	–	–	–	34
Accrued pension and other post-employment benefit expense	1,786	1,628	1,729	1,667
Other liabilities	39,454	39,552	41,371	37,086
	278,420	265,101	261,955	252,487
Subordinated debentures (Note 10)	8,503	9,441	7,615	7,553
Trust capital securities	899	900	900	895
Total liabilities	819,507	790,509	779,072	757,161
Equity attributable to shareholders
Preferred shares	4,813	4,813	4,813	4,813
Common shares (shares issued – 1,444,372,468, 1,446,267,084, 1,445,302,600 and 1,442,842,649) (Note 10)	14,354	14,367	14,323	14,206
Treasury shares – preferred (shares held – 12,098, 44,805 and (41,632), 30,601)	–	(1)	1	(1)
– common (shares held – (701,082), 326,556, (543,276) and 381,990)	40	(22)	30	(21)
Retained earnings	26,191	25,375	24,270	21,983
Other components of equity	853	780	830	457
	46,251	45,312	44,267	41,437
Non-controlling interests	1,772	1,764	1,761	1,773
Total equity	48,023	47,076	46,028	43,210
Total liabilities and equity	$867,530	$837,585	$825,100	$800,371

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

44        Royal Bank of Canada        Second Quarter 2013

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except per share amounts)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Interest income
Loans	$3,995	$4,054	$3,869	$8,049	$7,776
Securities	887	961	984	1,848	2,015
Assets purchased under reverse repurchase agreements and securities borrowed	237	249	230	486	447
Deposits	14	13	17	27	33
	5,133	5,277	5,100	10,410	10,271
Interest expense
Deposits	1,386	1,423	1,503	2,809	3,047
Other liabilities	433	477	470	910	997
Subordinated debentures	91	92	96	183	193
	1,910	1,992	2,069	3,902	4,237
Net interest income	3,223	3,285	3,031	6,508	6,034
Non-interest income
Insurance premiums, investment and fee income	1,246	1,021	926	2,267	2,476
Trading revenue	151	356	349	507	745
Investment management and custodial fees	605	609	496	1,214	993
Mutual fund revenue	622	594	506	1,216	1,005
Securities brokerage commissions	336	321	304	657	591
Service charges	354	354	333	708	667
Underwriting and other advisory fees	401	469	386	870	680
Foreign exchange revenue, other than trading	186	175	177	361	323
Card service revenue	232	254	206	486	443
Credit fees	246	286	173	532	361
Net gain on available-for-sale securities (Note 4)	44	66	(17)	110	(2)
Share of profit (loss) in associates	2	6	6	8	16
Other	121	114	48	235	166
Non-interest income	4,546	4,625	3,893	9,171	8,464
Total revenue	7,769	7,910	6,924	15,679	14,498
Provision for credit losses (Note 5)	288	349	348	637	615
Insurance policyholder benefits, claims and acquisition expense	938	705	640	1,643	1,851
Non-interest expense
Human resources	2,551	2,632	2,313	5,183	4,642
Equipment	270	273	246	543	490
Occupancy	306	305	289	611	567
Communications	179	161	185	340	362
Professional fees	182	160	158	342	312
Outsourced item processing	69	60	70	129	135
Amortization of other intangibles	139	135	127	274	256
Impairment of goodwill and other intangibles	–	–	161	–	161
Other	315	325	308	640	603
	4,011	4,051	3,857	8,062	7,528
Income before income taxes from continuing operations	2,532	2,805	2,079	5,337	4,504
Income taxes	596	735	516	1,331	1,065
Net income from continuing operations	1,936	2,070	1,563	4,006	3,439
Net loss from discontinued operations	–	–	(30)	–	(51)
Net income	$1,936	$2,070	$1,533	$4,006	$3,388
Net income attributable to:
Shareholders	$1,912	$2,045	$1,508	$3,957	$3,338
Non-controlling interests	24	25	25	49	50
	$1,936	$2,070	$1,533	$4,006	$3,388
Basic earnings per share (in dollars) (Note 11)	$1.28	$1.37	$1.00	$2.65	$2.23
Basic earnings per share from continuing operations (in dollars)	1.28	1.37	1.02	2.65	2.26
Basic loss per share from discontinued operations (in dollars)	–	–	(0.02)	–	(0.03)
Diluted earnings per share (in dollars) (Note 11)	1.27	1.36	0.99	2.62	2.21
Diluted earnings per share from continuing operations (in dollars)	1.27	1.36	1.01	2.62	2.24
Diluted loss per share from discontinued operations (in dollars)	–	–	(0.02)	–	(0.03)
Dividends per common share (in dollars)	0.63	0.60	0.57	1.23	1.11

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2013        45

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Net income	$1,936	$2,070	$1,533	$4,006	$3,388
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	102	2	(68)	104	(11)
Reclassification of net (gains) losses on available-for-sale securities to income	(23)	(50)	25	(73)	11
	79	(48)	(43)	31	–
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	170	(51)	(326)	119	(275)
Net foreign currency translation (losses) gains from hedging activities	(95)	37	216	(58)	213
Reclassification of gains on net investment hedging activities to income	–	–	(1)	–	–
	75	(14)	(111)	61	(62)
Net change in cash flow hedges
Net (losses) gains on derivatives designated as cash flow hedges	(73)	24	(64)	(49)	3
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(8)	(12)	8	(20)	27
	(81)	12	(56)	(69)	30
Total other comprehensive income (loss), net of taxes	73	(50)	(210)	23	(32)
Total comprehensive income	$2,009	$2,020	$1,323	$4,029	$3,356
Total comprehensive income attributable to:
Shareholders	$1,985	$1,995	$1,298	$3,980	$3,305
Non-controlling interests	24	25	25	49	51
	$2,009	$2,020	$1,323	$4,029	$3,356

The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Income tax expenses (recoveries) on net unrealized gains (losses) on available-for-sale securities	$37	$(9)	$(13)	$28	$2
Income tax (expenses) recoveries on reclassification of net (gains) losses on available-for-sale securities to income	(4)	(5)	9	(9)	2
Income tax recoveries on unrealized foreign currency translation gains (losses)	–	(1)	–	(1)	–
Income tax (recoveries) expenses on foreign currency translation (losses) gains from hedging activities	(33)	13	72	(20)	85
Income tax expenses on reclassification of gains on net investment hedging activities to income	–	–	(3)	–	(6)
Income tax (recoveries) expenses on (losses) gains on derivatives designated as cash flow hedges	(26)	8	(23)	(18)	–
Income tax (expenses) recoveries on reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(3)	(4)	3	(7)	11
Total income tax (recoveries) expenses	$(29)	$2	$45	$(27)	$94

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

46        Royal Bank of Canada        Second Quarter 2013

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at January 31, 2012	$4,813	$14,113	$–	$15	$21,364	$302	$119	$246	$667	$40,972	$1,758	$42,730
Changes in equity
Issues of share capital	–	93	–	–	–	–	–	–	–	93	–	93
Sales of treasury shares	–	–	24	1,444	–	–	–	–	–	1,468	–	1,468
Purchases of treasury shares	–	–	(25)	(1,480)	–	–	–	–	–	(1,505)	–	(1,505)
Share-based compensation awards	–	–	–	–	(3)	–	–	–	–	(3)	–	(3)
Dividends on common shares	–	–	–	–	(822)	–	–	–	–	(822)	–	(822)
Dividends on preferred shares and other	–	–	–	–	(65)	–	–	–	–	(65)	–	(65)
Other	–	–	–	–	1	–	–	–	–	1	(9)	(8)
Net income	–	–	–	–	1,508	–	–	–	–	1,508	25	1,533
Total other comprehensive income	–	–	–	–	–	(44)	(110)	(56)	(210)	(210)	(1)	(211)
Balance at April 30, 2012	$4,813	$14,206	$(1)	$(21)	$21,983	$258	$9	$190	$457	$41,437	$1,773	$43,210
Balance at October 31, 2012	$4,813	$14,323	$1	$30	$24,270	$419	$195	$216	$830	$44,267	$1,761	$46,028
Changes in equity
Issues of share capital	–	44	–	–	–	–	–	–	–	44	–	44
Sales of treasury shares	–	–	45	636	–	–	–	–	–	681	–	681
Purchases of treasury shares	–	–	(47)	(688)	–	–	–	–	–	(735)	–	(735)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends on common shares	–	–	–	–	(868)	–	–	–	–	(868)	–	(868)
Dividends on preferred shares and other	–	–	–	–	(65)	–	–	–	–	(65)	(47)	(112)
Other	–	–	–	–	(5)	–	–	–	–	(5)	25	20
Net income	–	–	–	–	2,045	–	–	–	–	2,045	25	2,070
Total other comprehensive income	–	–	–	–	–	(48)	(14)	12	(50)	(50)	–	(50)
Balance at January 31, 2013	$4,813	$14,367	$(1)	$(22)	$25,375	$371	$181	$228	$780	$45,312	$1,764	$47,076
Changes in equity
Issues of share capital	–	8	–	–	–	–	–	–	–	8	–	8
Common shares purchased for cancellation	–	(21)	–	–	(107)	–	–	–	–	(128)	–	(128)
Sales of treasury shares	–	–	25	1,256	–	–	–	–	–	1,281	–	1,281
Purchases of treasury shares	–	–	(24)	(1,194)	–	–	–	–	–	(1,218)	–	(1,218)
Share-based compensation awards	–	–	–	–	–	–	–	–	–	–	–	–
Dividends on common shares	–	–	–	–	(910)	–	–	–	–	(910)	–	(910)
Dividends on preferred shares and other	–	–	–	–	(64)	–	–	–	–	(64)	–	(64)
Other	–	–	–	–	(15)	–	–	–	–	(15)	(16)	(31)
Net income	–	–	–	–	1,912	–	–	–	–	1,912	24	1,936
Total other comprehensive income	–	–	–	–	–	79	75	(81)	73	73	–	73
Balance at April 30, 2013	$4,813	$14,354	$–	$40	$26,191	$450	$256	$147	$853	$46,251	$1,772	$48,023

Royal Bank of Canada        Second Quarter 2013        47

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at October 31, 2011	$4,813	$14,010	$–	$8	$20,381	$259	$71	$160	$490	$39,702	$1,761	$41,463
Changes in equity
Issues of share capital	–	196	–	–	–	–	–	–	–	196	–	196
Sales of treasury shares	–	–	53	3,239	–	–	–	–	–	3,292	–	3,292
Purchases of treasury shares	–	–	(54)	(3,268)	–	–	–	–	–	(3,322)	–	(3,322)
Share-based compensation awards	–	–	–	–	(5)	–	–	–	–	(5)	–	(5)
Dividends on common shares	–	–	–	–	(1,600)	–	–	–	–	(1,600)	–	(1,600)
Dividends on preferred shares and other	–	–	–	–	(129)	–	–	–	–	(129)	(46)	(175)
Other	–	–	–	–	(2)	–	–	–	–	(2)	7	5
Net income	–	–	–	–	3,338	–	–	–	–	3,338	50	3,388
Total other comprehensive income	–	–	–	–	–	(1)	(62)	30	(33)	(33)	1	(32)
Balance at April 30, 2012	$4,813	$14,206	$(1)	$(21)	$21,983	$258	$9	$190	$457	$41,437	$1,773	$43,210
Balance at October 31, 2012	$4,813	$14,323	$1	$30	$24,270	$419	$195	$216	$830	$44,267	$1,761	$46,028
Changes in equity
Issues of share capital	–	52	–	–	–	–	–	–	–	52	–	52
Common shares purchased for cancellation	–	(21)	–	–	(107)	–	–	–	–	(128)	–	(128)
Sales of treasury shares	–	–	70	1,892	–	–	–	–	–	1,962	–	1,962
Purchases of treasury shares	–	–	(71)	(1,882)	–	–	–	–	–	(1,953)	–	(1,953)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends on common shares	–	–	–	–	(1,778)	–	–	–	–	(1,778)	–	(1,778)
Dividends on preferred shares and other	–	–	–	–	(129)	–	–	–	–	(129)	(47)	(176)
Other	–	–	–	–	(20)	–	–	–	–	(20)	9	(11)
Net income	–	–	–	–	3,957	–	–	–	–	3,957	49	4,006
Total other comprehensive income	–	–	–	–	–	31	61	(69)	23	23	–	23
Balance at April 30, 2013	$4,813	$14,354	$–	$40	$26,191	$450	$256	$147	$853	$46,251	$1,772	$48,023
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

48        Royal Bank of Canada        Second Quarter 2013

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Cash flows from operating activities
Net income	$1,936	$2,070	$1,533	$4,006	$3,388
Adjustments for non-cash items and others
Provision for credit losses	288	349	382	637	732
Depreciation	114	112	102	226	210
Deferred income taxes	(128)	114	115	(14)	293
Impairment and amortization of goodwill and other intangibles	139	135	293	274	437
(Gain) loss on sale of premises and equipment	(1)	(1)	14	(2)	21
(Gain) loss on available-for-sale securities	(48)	(79)	9	(127)	(41)
Writedown of available-for-sale securities	4	13	10	17	26
Share of profit in associates	(2)	(6)	(6)	(8)	(15)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	272	35	(60)	307	502
Net change in accrued interest receivable and payable	251	(406)	291	(155)	(138)
Current income taxes	(225)	382	(64)	157	(878)
Derivative assets	(6,446)	4,050	15,483	(2,396)	11,789
Derivative liabilities	5,402	(4,499)	(14,660)	903	(8,419)
Trading securities	(9,028)	(9,975)	(1,550)	(19,003)	2,529
Change in loans, net of securitizations	(5,234)	(2,697)	(8,441)	(7,931)	(14,499)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(3,311)	(9,076)	(12,388)	(12,387)	(23,653)
Change in deposits	7,608	6,442	6,012	14,050	16,259
Change in obligations related to assets sold under repurchase agreements and securities loaned	8,055	297	1,511	8,352	12,292
Change in obligations related to securities sold short	(434)	9,306	12,792	8,872	5,866
Net change in brokers and dealers receivable and payable	(545)	490	(1,631)	(55)	(748)
Other	3,175	(453)	(2,400)	2,722	(6,948)
Net cash from (used in) operating activities	1,842	(3,397)	(2,653)	(1,555)	(995)
Cash flows from investing activities
Change in interest-bearing deposits with banks	1,518	1,756	(6,081)	3,274	(5,465)
Proceeds from sale of available-for-sale securities	755	3,099	5,077	3,854	6,933
Proceeds from maturity of available-for-sale securities	9,674	11,152	12,095	20,826	24,085
Purchases of available-for-sale securities	(8,370)	(12,217)	(14,879)	(20,587)	(30,048)
Proceeds from maturity of held-to-maturity securities	48	150	–	198	131
Purchases of held-to-maturity securities	(47)	(126)	(47)	(173)	(202)
Net acquisitions of premises and equipment and other intangibles	(152)	(249)	(391)	(401)	(762)
Proceeds from dispositions	–	–	2,677	–	2,677
Cash used in acquisitions	(2,537)	–	(6)	(2,537)	(6)
Net cash from (used in) investing activities	889	3,565	(1,555)	4,454	(2,657)
Cash flows from financing activities
Issue of subordinated debentures	–	2,046	–	2,046	–
Repayment of subordinated debentures	(1,000)	–	(1,000)	(1,000)	(1,000)
Issue of common shares	8	44	31	52	75
Shares purchased for cancellation	(128)	–	–	(128)	–
Sales of treasury shares	1,281	681	1,468	1,962	3,292
Purchase of treasury shares	(1,218)	(735)	(1,505)	(1,953)	(3,322)
Dividends paid	(933)	(932)	(780)	(1,865)	(1,563)
Dividends/distributions paid to non-controlling interests	–	(47)	–	(47)	(46)
Change in short-term borrowings of subsidiaries	1	(97)	(16)	(96)	(29)
Net cash (used in) from financing activities	(1,989)	960	(1,802)	(1,029)	(2,593)
Effect of exchange rate changes on cash resources	20	(4)	(118)	16	(67)
Net change in cash resources	762	1,124	(6,128)	1,886	(6,312)
Cash resources at beginning of period (1)	13,741	12,617	14,960	12,617	15,144
Cash resources at end of period (1)	$14,503	$13,741	$8,832	$14,503	$8,832
Cash and due from banks	$14,503	$13,741	$8,828	$14,503	$8,828
Cash and due from banks included in Assets of discontinued operations	–	–	4	–	4
Cash resources at end of period (1)	$14,503	$13,741	$8,832	$14,503	$8,832
Cash flows from operating activities include:
Amount of interest paid	$1,379	$2,371	$1,572	$3,750	$4,171
Amount of interest received	4,733	5,064	4,789	9,797	9,973
Amount of dividend received	366	369	324	735	641
Amount of income taxes paid	827	260	549	1,087	1,875

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.6 billion as at April 30, 2013 (January 31, 2013 – $2.5 billion; October 31, 2012 – $2.1 billion; April 30, 2012 – $1.9 billion; January 31, 2012 – $2.1 billion; October 31, 2011 – $2.0 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2013        49

Note 1 General information

Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the audited 2012 Annual Consolidated Financial Statements and the accompanying notes included on pages 88 to 181 in our 2012 Annual Report. Tabular information is stated in millions of Canadian dollars, except per share amounts and percentages. On May 29, 2013, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

The Condensed Financial Statements have been prepared using consistent accounting policies and methods used in the preparation of our audited 2012 Annual Consolidated Financial Statements.

Changes in accounting policies

Amendments to IAS 1 Presentation of Financial Statements

During the first quarter, we adopted IAS 1 Presentation of Financial Statements (amendments to IAS 1), issued by the International Accounting Standards Board (IASB) in June 2011. The amendments require items presented in the statement of other comprehensive income to be categorized according to whether the items will or will not be reclassified to income at a future date. The adoption did not impact our financial results.

Amendments to IAS 12 Income Taxes

During the first quarter, we adopted IAS 12 Income taxes: Deferred Taxes, Recovery of Underlying Assets (amendments to IAS 12), issued by the IASB in December 2010. The amendments provided guidance for deferred tax associated with investment property measured using the fair value model and non-depreciable assets measured using the revaluation model. The adoption did not impact our financial results.

Note 3 Fair value of financial instruments

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments.

	As at April 30, 2013
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$129,501	$10,285	$–	$–	$–	$–	$139,786	$139,786
Available-for-sale	–	–	36,060	–	–	483	36,543	36,543
Total securities	129,501	10,285	36,060	–	–	483	176,329	176,329
Assets purchased under reverse repurchase agreements and securities borrowed	–	93,681	–	30,963	30,963	–	124,644	124,644
Loans
Retail	–	–	–	311,389	310,260	–	311,389	310,260
Wholesale	46	1,720	–	83,448	83,176	–	85,214	84,942
Total loans	46	1,720	–	394,837	393,436	–	396,603	395,202
Other
Derivatives	93,693	–	–	–	–	–	93,693	93,693
Other assets	–	907	–	23,152	23,152	–	24,059	24,059
Financial liabilities
Deposits
Personal	$–	$7,276	$–	$180,305	$180,529	$–	$187,581	$187,805
Business and government (1)	–	55,542	–	273,066	273,681	–	328,608	329,223
Bank (2)	–	2,285	–	12,773	12,773	–	15,058	15,058
Total deposits	–	65,103	–	466,144	466,983	–	531,247	532,086
Other
Obligations related to securities sold short	49,628	–	–	–	–	–	49,628	49,628
Obligations related to assets sold under repurchase agreements and securities loaned	–	64,591	–	7,793	7,793	–	72,384	72,384
Derivatives	97,665	–	–	–	–	–	97,665	97,665
Other liabilities	85	30	–	35,855	35,855	–	35,970	35,970
Subordinated debentures	–	108	–	8,395	8,365	–	8,503	8,473
Trust capital securities	–	–	–	899	925	–	899	925

50        Royal Bank of Canada        Second Quarter 2013

Note 3 Fair value of financial instruments (continued)

	As at January 31, 2013
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$120,963	$9,795	$–	$–	$–	$–	$130,758	$130,758
Available-for-sale	–	–	37,982	–	–	485	38,467	38,467
Total securities	120,963	9,795	37,982	–	–	485	169,225	169,225
Assets purchased under reverse repurchase agreements and securities borrowed	–	92,262	–	29,071	29,071	–	121,333	121,333
Loans
Retail	–	–	–	301,055	298,154	–	301,055	298,154
Wholesale	71	1,515	–	78,343	77,930	–	79,929	79,516
Total loans	71	1,515	–	379,398	376,084	–	380,984	377,670
Other
Derivatives	87,243	–	–	–	–	–	87,243	87,243
Other assets	–	738	–	35,506	35,506	–	36,244	36,244

Financial liabilities
Deposits
Personal	$–	$7,219	$–	$177,111	$177,324	$–	$184,330	$184,543
Business and government (1)	–	47,281	–	265,975	266,355	–	313,256	313,636
Bank (2)	–	5,253	–	11,822	11,822	–	17,075	17,075
Total deposits	–	59,753	–	454,908	455,501	–	514,661	515,254
Other
Obligations related to securities sold short	50,062	–	–	–	–	–	50,062	50,062
Obligations related to assets sold under repurchase agreements and securities loaned	–	57,205	–	7,124	7,124	–	64,329	64,329
Derivatives	92,262	–	–	–	–	–	92,262	92,262
Other liabilities	65	31	–	45,380	45,380	–	45,476	45,476
Subordinated debentures	–	110	–	9,331	9,231	–	9,441	9,341
Trust capital securities	–	–	–	900	933	–	900	933

Royal Bank of Canada        Second Quarter 2013        51

	As at October 31, 2012
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$111,114	$9,669	$–	$–	$–	$–	$120,783	$120,783
Available-for-sale	–	–	40,320	–	–	508	40,828	40,828
Total securities	111,114	9,669	40,320	–	–	508	161,611	161,611
Assets purchased under reverse repurchase agreements and securities borrowed	–	86,918	–	25,339	25,339	–	112,257	112,257
Loans
Retail	–	–	–	300,043	297,490	–	300,043	297,490
Wholesale	–	1,232	–	76,969	76,506	–	78,201	77,738
Total loans	–	1,232	–	377,012	373,996	–	378,244	375,228
Other
Derivatives	91,293	–	–	–	–	–	91,293	91,293
Other assets	–	705	–	36,600	36,600	–	37,305	37,305

Financial liabilities
Deposits
Personal	$–	$7,167	$–	$172,335	$172,625	$–	$179,502	$179,792
Business and government (1)	–	49,336	–	263,546	263,909	–	312,882	313,245
Bank (2)	–	2,524	–	13,311	13,311	–	15,835	15,835
Total deposits	–	59,027	–	449,192	449,845	–	508,219	508,872
Other
Obligations related to securities sold short	40,756	–	–	–	–	–	40,756	40,756
Obligations related to assets sold under repurchase agreements and securities loaned	–	58,709	–	5,323	5,323	–	64,032	64,032
Derivatives	96,761	–	–	–	–	–	96,761	96,761
Other liabilities	101	29	–	47,635	47,635	–	47,765	47,765
Subordinated debentures	–	122	–	7,493	7,405	–	7,615	7,527
Trust capital securities	–	–	–	900	941	–	900	941

52        Royal Bank of Canada        Second Quarter 2013

Note 3 Fair value of financial instruments (continued)

	As at April 30, 2012
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$114,991	$10,055	$–	$–	$–	$–	$125,046	$125,046
Available-for-sale	–	–	38,870	–	–	526	39,396	39,396
Total securities	114,991	10,055	38,870	–	–	526	164,442	164,442
Assets purchased under reverse repurchase agreements and securities borrowed	–	89,462	–	19,138	19,138	–	108,600	108,600
Loans
Retail	–	–	–	290,584	287,993	–	290,584	287,993
Wholesale	16	1,289	–	70,830	69,640	–	72,135	70,945
Total loans	16	1,289	–	361,414	357,633	–	362,719	358,938
Other
Derivatives	87,863	–	–	–	–	–	87,863	87,863
Other assets	–	568	–	34,930	34,930	–	35,498	35,498

Financial liabilities
Deposits
Personal	$–	$5,458	$–	$167,893	$168,213	$–	$173,351	$173,671
Business and government (1)	–	49,323	–	253,624	253,350	–	302,947	302,673
Bank (2)	–	3,718	–	15,859	15,859	–	19,577	19,577
Total deposits	–	58,499	–	437,376	437,422	–	495,875	495,921
Other
Obligations related to securities sold short	50,150	–	–	–	–	–	50,150	50,150
Obligations related to assets sold under repurchase agreements and securities loaned	–	47,632	–	7,537	7,537	–	55,169	55,169
Derivatives	92,104	–	–	–	–	–	92,104	92,104
Other liabilities	78	13	–	43,011	43,012	–	43,102	43,103
Subordinated debentures	–	113	–	7,440	7,320	–	7,553	7,433
Trust capital securities	–	–	–	895	945	–	895	945

(1)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(2)	Bank refers to regulated banks.

Fair value of assets and liabilities classified using the fair value hierarchy

The following tables present the financial instruments measured at fair value classified by the fair value hierarchy set out in IFRS 7 Financial Instruments: Disclosures (IFRS 7). IFRS 7 requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels, as described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

•	Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – one or more significant inputs used in a valuation technique are unobservable in determining fair values of the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

Royal Bank of Canada        Second Quarter 2013        53

	As at
	April 30, 2013							January 31, 2013
	Fair value measurements using (1)			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using (1)			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$544	$–	$544	$		$544	$–	$670	$–	$670	$		$670
Securities
Trading
Canadian government debt (2)
Federal	8,975	7,789	–	16,764			16,764	8,310	6,199	–	14,509			14,509
Provincial and municipal	–	10,761	–	10,761			10,761	–	10,120	–	10,120			10,120
U.S. state, municipal and agencies debt (2)	3,328	24,808	64	28,200			28,200	4,442	17,420	42	21,904			21,904
Other OECD government debt (3)	4,417	9,160	1	13,578			13,578	4,845	8,955	330	14,130			14,130
Mortgage-backed securities (2)	–	862	43	905			905	–	798	122	920			920
Asset-backed securities
CDOs (4)	–	–	31	31			31	–	–	41	41			41
Non-CDO securities	–	1,020	255	1,275			1,275	–	839	189	1,028			1,028
Corporate debt and other debt	23	24,100	677	24,800			24,800	188	23,623	417	24,228			24,228
Equities	41,038	2,238	196	43,472			43,472	41,487	2,133	258	43,878			43,878
	57,781	80,738	1,267	139,786			139,786	59,272	70,087	1,399	130,758			130,758
Available-for-sale (5)
Canadian government debt (2)
Federal	358	10,616	–	10,974			10,974	404	10,438	–	10,842			10,842
Provincial and municipal	–	1,079	–	1,079			1,079	–	1,057	–	1,057			1,057
U.S. state, municipal and agencies debt (2)	23	3,872	1,784	5,679			5,679	23	3,802	1,764	5,589			5,589
Other OECD government debt (3)	3,490	4,959	–	8,449			8,449	5,729	5,038	–	10,767			10,767
Mortgage-backed securities (2)	–	224	–	224			224	–	237	–	237			237
Asset-backed securities
CDOs	–	–	1,740	1,740			1,740	–	–	1,854	1,854			1,854
Non-CDO securities	–	188	309	497			497	–	188	317	505			505
Corporate debt and other debt	–	3,981	1,639	5,620			5,620	–	3,587	1,586	5,173			5,173
Equities	126	626	885	1,637			1,637	129	681	906	1,716			1,716
Loan substitute securities	113	25	–	138			138	198	24	–	222			222
	4,110	25,570	6,357	36,037			36,037	6,483	25,052	6,427	37,962			37,962
Asset purchased under reverse repurchase agreements and securities borrowed	–	93,681	–	93,681			93,681	–	92,262	–	92,262			92,262
Loans	–	1,219	547	1,766			1,766	–	1,118	468	1,586			1,586
Other
Derivatives
Interest rate contracts	16	96,065	445	96,526			96,526	14	87,714	771	88,499			88,499
Foreign exchange contracts	–	21,919	70	21,989			21,989	–	24,679	82	24,761			24,761
Credit derivatives	–	160	65	225			225	–	160	89	249			249
Other contracts	2,382	2,634	416	5,432			5,432	1,592	2,640	413	4,645			4,645
Valuation adjustments determined on a pooled basis	(20)	(385)	(210)	(615)			(615)	(23)	(348)	(209)	(580)			(580)
Total gross derivatives	2,378	120,393	786	123,557			123,557	1,583	114,845	1,146	117,574			117,574
Netting adjustments						(29,864)	(29,864)						(30,331)	(30,331)
Total derivatives							93,693							87,243
Other assets	474	421	12	907			907	443	283	12	738			738
	$64,743	$322,566	$8,969	$396,278		$(29,864)	$366,414	$67,781	$304,317	$9,452	$381,550		$(30,331)	$351,219
Financial Liabilities
Deposits
Personal	$–	$340	$6,936	$7,276	$		$7,276	$–	$245	$6,974	$7,219	$		$7,219
Business and government	–	52,540	3,002	55,542			55,542	–	44,618	2,663	47,281			47,281
Bank	–	2,285	–	2,285			2,285	–	5,253	–	5,253			5,253
Other
Obligations related to securities sold short	33,817	15,806	5	49,628			49,628	31,296	18,766	–	50,062			50,062
Obligations related to assets sold under repurchase agreements and securities loaned	–	64,591	–	64,591			64,591	–	57,205	–	57,205			57,205
Derivatives
Interest rate contracts	17	89,690	987	90,694			90,694	8	81,137	1,248	82,393			82,393
Foreign exchange contracts	–	28,559	281	28,840			28,840	–	31,793	261	32,054			32,054
Credit derivatives	–	216	77	293			293	–	205	106	311			311
Other contracts	1,759	4,978	1,301	8,038			8,038	1,455	4,830	1,288	7,573			7,573
Total gross derivatives	1,776	123,443	2,646	127,865			127,865	1,463	117,965	2,903	122,331			122,331
Netting adjustments						(30,200)	(30,200)						(30,069)	(30,069)
Total derivatives							97,665							92,262
Other liabilities	–	29	86	115			115	–	31	65	96			96
Subordinated debentures	–	–	108	108			108	–	–	110	110			110
	$35,593	$259,034	$12,783	$307,410		$(30,200)	$277,210	$32,759	$244,083	$12,715	$289,557		$(30,069)	$259,488

54        Royal Bank of Canada        Second Quarter 2013

Note 3 Fair value of financial instruments (continued)

	As at
	October 31, 2012							April 30, 2012
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$120	$–	$120	$		$120	$–	$4,263	$–	$4,263	$		$4,263
Securities
Trading
Canadian government debt (2)
Federal	8,158	7,234	–	15,392			15,392	8,096	8,833	–	16,929			16,929
Provincial and municipal	–	8,465	–	8,465			8,465	–	8,531	–	8,531			8,531
U.S. state, municipal and agencies debt (2)	2,287	18,364	99	20,750			20,750	8,232	15,134	30	23,396			23,396
Other OECD government debt (3)	3,781	7,754	375	11,910			11,910	6,768	7,566	–	14,334			14,334
Mortgage-backed securities (2)	–	693	55	748			748	–	489	40	529			529
Asset-backed securities
CDOs (4)	–	–	59	59			59	–	–	124	124			124
Non-CDO securities	–	700	23	723			723	–	690	23	713			713
Corporate debt and other debt	62	21,972	397	22,431			22,431	80	19,831	426	20,337			20,337
Equities	37,924	2,079	302	40,305			40,305	37,660	2,181	312	40,153			40,153
	52,212	67,261	1,310	120,783			120,783	60,836	63,255	955	125,046			125,046
Available-for-sale (5)
Canadian government debt (2)
Federal	367	10,914	–	11,281			11,281	196	10,774	–	10,970			10,970
Provincial and municipal	–	1,785	–	1,785			1,785	–	1,187	–	1,187			1,187
U.S. state, municipal and agencies debt (2)	23	3,856	1,906	5,785			5,785	25	2,879	2,845	5,749			5,749
Other OECD government debt (3)	6,081	3,744	–	9,825			9,825	5,805	2,263	–	8,068			8,068
Mortgage-backed securities (2)	–	263	–	263			263	–	155	167	322			322
Asset-backed securities
CDOs (4)	–	–	1,996	1,996			1,996	–	–	2,071	2,071			2,071
Non-CDO securities	–	180	645	825			825	–	182	659	841			841
Corporate debt and other debt	–	5,062	1,446	6,508			6,508	–	6,444	1,483	7,927			7,927
Equities	266	603	948	1,817			1,817	142	386	970	1,498			1,498
Loan substitute securities	192	25	–	217			217	199	26	–	225			225
	6,929	26,432	6,941	40,302			40,302	6,367	24,296	8,195	38,858			38,858
Asset purchased under reverse repurchase agreements and securities borrowed	–	86,918	–	86,918			86,918	–	89,462	–	89,462			89,462
Loans	–	829	403	1,232			1,232	–	887	418	1,305			1,305
Other
Derivatives
Interest rate contracts	5	99,062	842	99,909			99,909	3	86,213	532	86,748			86,748
Foreign exchange contracts	–	19,126	118	19,244			19,244	–	18,992	62	19,054			19,054
Credit derivatives	–	167	125	292			292	–	257	199	456			456
Other contracts	1,699	2,296	448	4,443			4,443	1,656	3,333	423	5,412			5,412
Valuation adjustments determined on a pooled basis	(23)	(321)	(282)	(626)			(626)	(35)	(293)	(264)	(592)			(592)
Total gross derivatives	1,681	120,330	1,251	123,262			123,262	1,624	108,502	952	111,078			111,078
Netting adjustments						(31,969)	(31,969)						(23,215)	(23,215)
Total derivatives							91,293							87,863
Other assets	394	297	14	705			705	396	172	–	568			568
	$61,216	$302,187	$9,919	$373,322		$(31,969)	$341,353	$69,223	$290,837	$10,520	$370,580		$(23,215)	$347,365
Financial Liabilities
Deposits
Personal	$–	$327	$6,840	$7,167	$		$7,167	$–	$322	$5,136	$5,458	$		$5,458
Business and government	–	46,817	2,519	49,336			49,336	–	46,602	2,721	49,323			49,323
Bank	–	2,524	–	2,524			2,524	–	3,718	–	3,718			3,718
Other
Obligations related to securities sold short	27,365	13,383	8	40,756			40,756	35,635	14,515	–	50,150			50,150
Obligations related to assets sold under repurchase agreements and securities loaned	–	58,709	–	58,709			58,709	–	47,632	–	47,632			47,632
Derivatives
Interest rate contracts	2	91,180	1,329	92,511			92,511	12	79,596	745	80,353			80,353
Foreign exchange contracts	–	28,016	316	28,332			28,332	–	26,717	41	26,758			26,758
Credit derivatives	–	188	147	335			335	–	217	243	460			460
Other contracts	1,370	4,501	1,500	7,371			7,371	1,345	4,830	1,538	7,713			7,713
Total gross derivatives	1,372	123,885	3,292	128,549			128,549	1,357	111,360	2,567	115,284			115,284
Netting adjustments						(31,788)	(31,788)						(23,180)	(23,180)
Total derivatives							96,761							92,104
Other liabilities	–	29	101	130			130	–	13	78	91			91
Subordinated debentures	–	–	122	122			122	–	–	113	113			113
	$28,737	$245,674	$12,882	$287,293		$(31,788)	$255,505	$36,992	$224,162	$10,615	$271,769		$(23,180)	$248,589

(1)	Transfer between Level 1 and Level 2 is dependent on whether fair value is obtained on the basis of quoted market prices in active markets. For the three months ended April 30, 2013, certain government bonds of $472 million reported in Trading U.S. state, municipal and agencies debt, and $244 million included in Obligations related to securities sold short were transferred from Level 1 to the corresponding Level 2 balances. For the three months ended January 31, 2013, certain government bonds of $122 million reported in Trading Canadian government debt – Federal were transferred from Level 2 to the corresponding Level 1 balances. In addition, for the three months ended January 31, 2013 certain government bonds of $167 million reported in Trading U.S. state, municipal and agencies debt, and $95 million included in Obligations related to securities sold short were transferred from Level 1 to the corresponding Level 2 balances.
(2)	As at April 30, 2013, residential and commercial mortgage-backed securities (MBS) included in Trading securities were $10,052 million and $82 million (January 31, 2013 – $7,321 million and $115 million; October 31, 2012 – $7,761 million and $78 million; April 30, 2012 – $6,210 million and $90 million), respectively, and in AFS securities, $3,550 million and $45 million (January 31, 2013 – $3,557 million and $37 million; October 31, 2012 – $3,523 and $42 million; April 30, 2012 – $3,410 million and $50 million), respectively.
(3)	OECD stands for Organisation for Economic Co-operation and Development.
(4)	CDOs stand for Collateralized Debt Obligations.
(5)	Excludes $23 million and $483 million of available-for-sale (AFS) and held-to-maturity securities (January 31, 2013 – $20 million and $485 million; October 31, 2012 – $18 million and $508 million; April 30, 2012 – $12 million and $526 million), respectively, that are carried at cost.

Royal Bank of Canada        Second Quarter 2013        55

Changes in fair value measurement for instruments categorized in Level 3

The following tables present the changes in fair value measurements for instruments included in Level 3 of the fair value hierarchy. In the tables below, transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Total realized/unrealized gains (losses) included in earnings column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the reconciliation.

	For the three months ended April 30, 2013
(Millions of Canadian dollars)	Fair value February 1, 2013	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2013	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2013 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	42	1	–	90	(69)	1	(1)	64	–
Other OECD government debt	330	–	–	–	(78)	–	(251)	1	–
Mortgage-backed securities	122	2	–	4	(94)	9	–	43	–
Asset-backed securities
CDOs	41	6	–	–	(16)	–	–	31	6
Non-CDO securities	189	–	1	1,272	(1,255)	67	(19)	255	–
Corporate debt and other debt	417	–	(1)	177	68	55	(39)	677	5
Equities	258	6	2	2	(72)	–	–	196	1
	1,399	15	2	1,545	(1,516)	132	(310)	1,267	12
Available-for-sale
U.S. state, municipal and agencies debt	1,764	–	21	–	(1)	–	–	1,784	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	1,854	–	22	–	(136)	–	–	1,740	n.a.
Non-CDO securities	317	(1)	4	–	(11)	–	–	309	n.a.
Corporate debt and other debt	1,586	6	22	277	(252)	–	–	1,639	n.a.
Equities	906	13	(3)	–	(31)	–	–	885	n.a.
	6,427	18	66	277	(431)	–	–	6,357	n.a.
Loans – Wholesale	468	3	5	145	(74)	–	–	547	1
Other
Derivatives, net of derivative related liabilities (3)	(1,757)	(232)	22	71	17	(35)	54	(1,860)	(108)
Other assets	12	–	–	–	–	–	–	12	–
	$6,549	$(196)	$95	$2,038	$(2,004)	$97	$(256)	$6,323	$(95)
Liabilities
Deposits
Personal	$(6,974)	$(67)	$8	$(2,053)	$2,085	$–	$65	$(6,936)	$(12)
Business and government	(2,663)	(133)	(2)	(376)	135	–	37	(3,002)	(28)
Other
Obligations related to securities sold short	–	–	–	–	–	(5)	–	(5)	–
Other liabilities	(65)	(21)	–	–	–	–	–	(86)	(19)
Subordinated debentures	(110)	(5)	7	–	–	–	–	(108)	(4)
	$(9,812)	$(226)	$13	$(2,429)	$2,220	$(5)	$102	$(10,137)	$(63)

56        Royal Bank of Canada        Second Quarter 2013

Note 3 Fair value of financial instruments (continued)

	For the three months ended January 31, 2013
(Millions of Canadian dollars)	Fair value November 1, 2012	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value January 31, 2013	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended January 31, 2013 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	99	1	–	148	(241)	35	–	42	–
Other OECD government debt	375	–	–	200	(90)	–	(155)	330	–
Mortgage-backed securities	55	4	–	–	76	1	(14)	122	2
Asset-backed securities
CDOs	59	2	–	–	(20)	–	–	41	2
Non-CDO securities	23	–	–	1,188	(1,009)	1	(14)	189	–
Corporate debt and other debt	397	17	(4)	206	(193)	8	(14)	417	18
Equities	302	5	–	29	(80)	2	–	258	8
	1,310	29	(4)	1,771	(1,557)	47	(197)	1,399	30
Available-for-sale
U.S. state, municipal and agencies debt	1,906	–	1	–	(143)	–	–	1,764	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	1,996	1	7	–	(150)	–	–	1,854	n.a.
Non-CDO securities	645	(1)	9	–	(336)	–	–	317	n.a.
Corporate debt and other debt	1,446	(3)	(11)	514	(380)	20	–	1,586	n.a.
Equities	948	35	(39)	4	(42)	–	–	906	n.a.
	6,941	32	(33)	518	(1,051)	20	–	6,427	n.a.
Loans – Wholesale	403	–	(1)	71	(5)	–	–	468	–
Other
Derivatives, net of derivative related liabilities (3)	(2,041)	109	(15)	88	15	(8)	95	(1,757)	182
Other assets	14	(2)	–	–	–	–	–	12	1
	$6,627	$168	$(53)	$2,448	$(2,598)	$59	$(102)	$6,549	$213
Liabilities
Deposits
Personal	$(6,840)	$(282)	$123	$(1,564)	$1,583	$–	$6	$(6,974)	$(225)
Business and government	(2,519)	34	15	(358)	153	–	12	(2,663)	8
Other
Obligations related to securities sold short	(8)	10	–	(72)	66	–	4	–	–
Other liabilities	(101)	33	–	–	3	–	–	(65)	35
Subordinated debentures	(122)	(3)	15	–	–	–	–	(110)	(3)
	$(9,590)	$(208)	$153	$(1,994)	$1,805	$–	$22	$(9,812)	$(185)

Royal Bank of Canada        Second Quarter 2013        57

	For the three months ended April 30, 2012
(Millions of Canadian dollars)	Fair value February 1, 2012	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2012	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2012 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$3	$–	$–	$–	$(3)	$–	$–	$–	$–
U.S. state, municipal and agencies debt	38	–	(1)	3	(26)	16	–	30	(1)
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	42	–	(1)	–	(1)	–	–	40	–
Asset-backed securities
CDOs	150	1	(2)	–	(25)	–	–	124	1
Non-CDO securities	102	–	–	498	(577)	–	–	23	–
Corporate debt and other debt	504	(5)	–	204	(292)	20	(5)	426	(3)
Equities	292	19	(4)	20	(34)	19	–	312	19
	1,131	15	(8)	725	(958)	55	(5)	955	16
Available-for-sale
U.S. state, municipal and agencies debt	2,537	–	(23)	348	(17)	–	–	2,845	n.a.
Mortgage-backed securities	177	–	1	–	(11)	–	–	167	n.a.
Asset-backed securities
CDOs	2,161	–	(12)	–	(78)	–	–	2,071	n.a.
Non-CDO securities	664	–	(7)	–	2	–	–	659	n.a.
Corporate debt and other debt	1,467	–	(23)	198	(159)	–	–	1,483	n.a.
Equities	845	(4)	4	68	(7)	69	(5)	970	n.a.
	7,851	(4)	(60)	614	(270)	69	(5)	8,195	n.a.
Loans – Wholesale	732	1	(5)	–	(310)	–	–	418	(1)
Other
Derivatives, net of derivative related liabilities (3)	(1,717)	28	14	24	28	(2)	10	(1,615)	64
	$7,997	$40	$(59)	$1,363	$(1,510)	$122	$–	$7,953	$79
Liabilities
Deposits
Personal	$(4,981)	$(52)	$85	$(1,522)	$1,279	$–	$55	$(5,136)	$(3)
Business and government	(2,288)	(21)	38	(555)	85	–	20	(2,721)	(31)
Other
Obligations related to securities sold short	–	–		–	–	–	–	–	–
Other liabilities	(84)	5	1	–	–	–	–	(78)	6
Subordinated debentures	(115)	(5)	7	–	–	–	–	(113)	(5)
	$(7,468)	$(73)	$131	$(2,077)	$1,364	$–	$75	$(8,048)	$(33)

58        Royal Bank of Canada        Second Quarter 2013

Note 3 Fair value of financial instruments (continued)

	For the six months ended April 30, 2013
(Millions of Canadian dollars)	Fair value November 1, 2012	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2013	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2013 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	99	2	–	238	(310)	36	(1)	64	–
Other OECD government debt	375	–	–	200	(168)	–	(406)	1	–
Mortgage-backed securities	55	6	–	4	(18)	10	(14)	43	1
Asset-backed securities
CDOs	59	8	–	–	(36)	–	–	31	8
Non-CDO securities	23	–	1	2,460	(2,264)	68	(33)	255	–
Corporate debt and other debt	397	17	(5)	383	(125)	63	(53)	677	16
Equities	302	11	2	31	(152)	2	–	196	9
	1,310	44	(2)	3,316	(3,073)	179	(507)	1,267	34
Available-for-sale
U.S. state, municipal and agencies debt	1,906	–	22	–	(144)	–	–	1,784	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	1,996	1	29	–	(286)	–	–	1,740	n.a.
Non-CDO securities	645	(2)	13	–	(347)	–	–	309	n.a.
Corporate debt and other debt	1,446	3	11	791	(632)	20	–	1,639	n.a.
Equities	948	48	(42)	4	(73)	–	–	885	n.a.
	6,941	50	33	795	(1,482)	20	–	6,357	n.a.
Loans – Wholesale	403	3	4	216	(79)	–	–	547	1
Other
Derivatives, net of derivative related liabilities (3)	(2,041)	(123)	7	159	32	(43)	149	(1,860)	(10)
Other assets	14	(2)	–	–	–	–	–	12	1
	$6,627	$(28)	$42	$4,486	$(4,602)	$156	$(358)	$6,323	$26
Liabilities
Deposits
Personal	$(6,840)	$(349)	$131	$(3,617)	$3,668	$–	$71	$(6,936)	$(175)
Business and government	(2,519)	(99)	13	(734)	288	–	49	(3,002)	(10)
Other
Obligations related to securities sold short	(8)	10	–	(72)	66	(5)	4	(5)	–
Other liabilities	(101)	12	–	–	3	–	–	(86)	16
Subordinated debentures	(122)	(8)	22	–	–	–	–	(108)	(8)
	$(9,590)	$(434)	$166	$(4,423)	$4,025	$(5)	$124	$(10,137)	$(177)

Royal Bank of Canada        Second Quarter 2013        59

	For the six months ended April 30, 2012
(Millions of Canadian dollars)	Fair value November 1, 2011	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2012	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2012 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$4	$–	$–	$1	$(5)	$–	$–	$–	$–
U.S. state, municipal and agencies debt	86	(6)	–	57	(81)	16	(42)	30	(1)
Other OECD government debt	47	–	–	–	–	–	(47)	–	–
Mortgage-backed securities	45	(2)	(1)	–	(2)	–	–	40	(1)
Asset-backed securities
CDOs	371	1	–	–	(248)	–	–	124	(1)
Non-CDO securities	138	–	–	1,135	(1,259)	19	(10)	23	–
Corporate debt and other debt	720	34	(2)	365	(714)	70	(47)	426	10
Equities	352	(29)	(1)	22	(43)	20	(9)	312	19
	1,763	(2)	(4)	1,580	(2,352)	125	(155)	955	26
Available-for-sale
U.S. state, municipal and agencies debt	2,691	–	(12)	417	(144)	–	(107)	2,845	n.a.
Mortgage-backed securities	184	–	4	–	(21)	–	–	167	n.a.
Asset-backed securities
CDOs	1,932	–	12	–	127	–	–	2,071	n.a.
Non-CDO securities	673	(5)	(5)	–	(4)	–	–	659	n.a.
Corporate debt and other debt	1,478	–	(18)	302	(279)	–	–	1,483	n.a.
Equities	863	(9)	(17)	85	(11)	69	(10)	970	n.a.
	7,821	(14)	(36)	804	(332)	69	(117)	8,195	n.a.
Loans – Wholesale	563	(35)	(4)	218	(324)	–	–	418	(2)
Other
Derivatives, net of derivative related liabilities (3)	(1,936)	12	5	(34)	297	(2)	43	(1,615)	(26)
	$8,211	$(39)	$(39)	$2,568	$(2,711)	$192	$(229)	$7,953	$(2)
Liabilities
Deposits
Personal	$(3,615)	$(157)	$58	$(2,797)	$1,320	$–	$55	$(5,136)	$(90)
Business and government	(3,435)	(36)	33	(687)	655	(324)	1,073	(2,721)	(31)
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(68)	(12)	1	–	1	–	–	(78)	(11)
Subordinated debentures	(111)	(6)	4	–	–	–	–	(113)	(5)
	$(7,229)	$(211)	$96	$(3,484)	$1,976	$(324)	$1,128	$(8,048)	$(137)

(1)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on AFS securities were $6 million for the three months ended April 30, 2013 (January 31, 2013 – losses of $23 million; April 30, 2012 – gains of $55 million) and losses of $17 million for the six months ended April 30, 2013 (April 30, 2012 – gains of $32 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at April 30, 2013 included derivative assets of $786 million (January 31, 2013 – $1,146 million; October 31, 2012 – $1,251 million; April 30, 2012 – $952 million) and derivative liabilities of $2,646 million (January 31, 2013 – $2,903 million; October 31, 2012 – $3,292 million; April 30, 2012 – $2,567 million).

Significant transfers for the three months ended April 30, 2013 included $67 million of Non-CDO Asset-backed securities and $55 million of Corporate debt and other debt transferred into Level 3, for which pricing inputs are no longer observable. Significant transfers during the quarter also included $251 million of Other OECD government debt transferred out of Level 3, as there was increase in pricing transparency due to more issuances in the market.

Significant transfers for the three months ended January 31, 2013 included $155 million in Other OECD government debt transferred out of Level 3 due to increased market activity. Certain derivative assets and derivative liabilities were also transferred out of Level 3, with a majority of the transfers related to derivatives for which pricing became observable as maturity dates became shorter due to the passage of time.

Positive and negative fair value movement of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about valuation of these Level 3 financial instruments.

60        Royal Bank of Canada        Second Quarter 2013

Note 3 Fair value of financial instruments (continued)

The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we have considered offsetting balances in instances when: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) when exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would be simultaneously realized.

	As at
	April 30, 2013			January 31, 2013
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$64	$–	$–	$42	$–	$–
Other OECD government debt	1	–	–	330	1	(1)
Mortgage-backed securities	43	–	–	122	4	(4)
Asset-backed securities	286	3	(4)	230	4	(4)
Corporate debt and other debt	677	54	(40)	417	49	(37)
Equities	196	1	(1)	258	1	(1)
Available-for-sale
U.S. state, municipal and agencies debt	1,784	26	(50)	1,764	28	(51)
Mortgage-backed securities	–	–	–	–	–	–
Asset-backed securities	2,049	26	(32)	2,171	24	(28)
Corporate debt and other debt	1,639	8	(8)	1,586	10	(9)
Equities	885	21	(13)	906	14	(13)
Loans	547	4	(5)	468	10	(10)
Derivatives	786	80	(80)	1,146	106	(113)
Other assets	12	–	–	12	1	(1)
Total	$8,969	$223	$(233)	$9,452	$252	$(272)
Deposits	(9,938)	98	(98)	(9,637)	98	(98)
Derivatives	(2,646)	63	(73)	(2,903)	48	(75)
Other, securities sold short, other liabilities and subordinated debentures	(199)	2	(2)	(175)	4	(4)
Total	$(12,783)	$163	$(173)	$(12,715)	$150	$(177)

	As at
	October 31, 2012			April 30, 2012
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$99	$–	$–	$30	$–	$–
Other OECD government debt	375	–	–	–	–	–
Mortgage-backed securities	55	1	(1)	40	–	–
Asset-backed securities	82	3	(3)	147	4	(3)
Corporate debt and other debt	397	40	(32)	426	31	(27)
Equities	302	2	(2)	312	1	(3)
Available-for-sale
U.S. state, municipal and agencies debt	1,906	25	(48)	2,845	30	(63)
Mortgage-backed securities	–	–	–	167	11	(11)
Asset-backed securities	2,641	29	(37)	2,730	34	(43)
Corporate debt and other debt	1,446	13	(12)	1,483	16	(13)
Equities	948	20	(24)	970	20	(36)
Loans	403	3	(3)	418	5	(6)
Derivatives	1,251	106	(117)	952	108	(128)
Other assets	14	1	(1)	–	–	–
Total	$9,919	$243	$(280)	$10,520	$260	$(333)
Deposits	(9,359)	84	(84)	(7,857)	85	(87)
Derivatives	(3,292)	41	(60)	(2,567)	77	(104)
Other, securities sold short, other liabilities and subordinated debentures	(231)	8	(8)	(191)	4	(4)
Total	$(12,882)	$133	$(152)	$(10,615)	$166	$(195)

Royal Bank of Canada        Second Quarter 2013        61

Sensitivity results

As at April 30, 2013, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $223 million and a reduction of $233 million in fair value, of which $81 million and $103 million would be recorded in Other components of equity. During the quarter, the positive and negative fair value movements for our Level 3 assets did not change significantly as a result of any change to an individual reasonably possible alternative assumption.

Level 3 valuation inputs and approaches to developing reasonably possible alternative assumptions

Level 3 financial instruments primarily include asset-backed securities (ABS) including Collateralized Loan Obligations and CDOs, auction-rate securities (ARS), municipal bonds, U.S. Non-agency MBS, non-OECD government and corporate debt with long-dated maturities and significant unobservable spreads, hedge fund investments with certain redemption restrictions, certain structured debt securities, private equities, derivatives referenced to the performance of certain CDOs, commodity derivatives, interest rate swaps and non-vanilla options, bank-owned life insurance (BOLI), equity-linked and interest-rate-linked structured notes, and deposit notes with long-dated maturities and significant unobservable spreads.

The following is a summary of the unobservable inputs of the Level 3 instruments and our approach to develop reasonably possible alternative assumptions used to determine sensitivity.

The fair value of subprime, Alt-A and prime MBS, Collateralized Loan Obligations, CDOs, corporate bonds and loans, floating-rate notes, non-OECD countries’ government debt and municipal bonds are determined using prices from pricing services and/or brokers. These securities are classified as Level 3 due to a lack of market observable pricing. The positive and negative sensitivities are determined based on plus or minus one standard deviation of the bid-offer spreads or input prices if a sufficient number of prices is received, or using high and low vendor prices as reasonably possible alternative assumptions.

The fair value of certain municipal and student loan ARS is determined by the discounted cash flow valuation technique. Cash flows of the underlying ARS assets are forecasted based on unobservable parameters such as defaults, prepayments and delinquencies, and are discounted using a market observable interest rate and an unobservable discount margin. In calculating the sensitivity of these ARS, we decreased the discount margin between .2% and 1.2% and increased the discount margin between .5% and 2.0%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument’s market.

Trading Equities primarily consist of hedge fund units with certain redemption restrictions. The NAVs of the funds and the corresponding equity derivatives in the Derivatives (Liability) referenced to NAVs are not considered observable because we cannot redeem these hedge funds at NAV. The NAVs of the AFS private equities are also unobservable due to the few recent market transactions to support their values. We have not applied another reasonably possible alternative assumption to these private equity positions as the NAVs are provided by the fund managers. This approach also applies to our hedge fund and related equity derivatives.

Derivative assets and liabilities mainly consist of CDO-referenced derivatives, commodity derivatives, interest-rate swaps and non-vanilla options, hedge fund swaps and BOLI. The derivative values are adjusted for derivative credit valuation adjustments. Inputs for CDOs are based on credit default correlation. Commodity derivatives inputs are contract prices and prices for certain long-term contracts in which prices are not observable. For our commodity derivatives sensitivity, we apply one standard deviation to the commodity prices. Interest rate swaps and non-vanilla options are classified as Level 3 if the interest rates are unobservable for longer terms or contain unique features, respectively. The unobservable inputs for interest rate swaps, cross currency swaps and non-vanilla options include interest rates and/or volatility, and the sensitivity is derived using plus or minus one standard deviation of these inputs and an amount based on model and parameter uncertainty, where applicable. For BOLI, the unobservable inputs include default rates, prepayment rates, probability of surrender, and loss severity rates. For sensitivity, the range of values is determined by adjusting a combination of one or more of the following; default rates, prepayment rates, probability of surrender, and loss severity rates by up to 20%. For derivative credit valuation adjustments, the unobservable inputs include counterparty and our credit spreads and credit correlation. The sensitivity for the derivative credit valuation adjustment is calculated using a combination of increasing the relative credit spread by 10%, and an amount for model uncertainty.

Equity-linked and interest-rate-linked structured notes, as well as promissory notes with significant unobservable spreads and limited market activities are included in Deposits. For equity-linked and interest-rate-linked structured notes, model inputs include equity and foreign exchange volatilities, dividend rates, interest rate parameters, correlation and funding curve. The sensitivities are derived by adjusting inputs by plus or minus one standard deviation, and for Deposits, by shifting the funding curve by plus or minus certain basis points.

Note 4 Securities

Unrealized gains and losses on available-for-sale securities (1), (2)

	As at
	April 30, 2013				January 31, 2013
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$10,597	$534	$–	$11,131	$10,559	$443	$(2)	$11,000
Provincial and municipal	1,072	7	–	1,079	1,050	7	–	1,057
U.S. state, municipal and agencies debt (3)	5,810	15	(146)	5,679	5,726	14	(151)	5,589
Other OECD government debt	8,480	33	(15)	8,498	10,806	24	(13)	10,817
Mortgage-backed securities	210	14	–	224	220	18	(1)	237
Asset-backed securities
CDOs	1,674	70	(4)	1,740	1,790	69	(5)	1,854
Non-CDO securities	592	9	(104)	497	602	9	(106)	505
Corporate debt and other debt	5,877	46	(26)	5,897	5,446	46	(42)	5,450
Equities	1,439	234	(13)	1,660	1,503	242	(9)	1,736
Loan substitute securities	125	13	–	138	208	14	–	222
	$35,876	$975	$(308)	$36,543	$37,910	$886	$(329)	$38,467

62        Royal Bank of Canada        Second Quarter 2013

Note 4 Securities (continued)

	As at
	October 31, 2012				April 30, 2012
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$10,927	$513	$–	$11,440	$10,696	$443	$(9)	$11,130
Provincial and municipal	1,774	11	–	1,785	1,170	17	–	1,187
U.S. state, municipal and agencies debt (3)	5,929	13	(157)	5,785	5,885	15	(151)	5,749
Other OECD government debt	9,856	25	(6)	9,875	8,113	23	(19)	8,117
Mortgage-backed securities	253	13	(3)	263	326	17	(21)	322
Asset-backed securities
CDOs	1,943	61	(8)	1,996	2,049	36	(14)	2,071
Non-CDO securities	932	12	(119)	825	961	7	(127)	841
Corporate debt and other debt	6,806	49	(48)	6,807	8,267	46	(69)	8,244
Equities	1,584	269	(18)	1,835	1,330	212	(32)	1,510
Loan substitute securities	209	8	–	217	212	13	–	225
	$40,213	$974	$(359)	$40,828	$39,009	$829	$(442)	$39,396

(1)	Includes $483 million held-to-maturity securities as at April 30, 2013 (January 31, 2013 – $485 million; October 31, 2012 – $508 million; April 30, 2012 – $526 million).
(2)	The majority of the MBS are residential. Cost/Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $43 million, $2 million, $nil, and $45 million, respectively as at April 30, 2013 (January 31, 2013 – $36 million, $1 million, $nil and $37 million; October 31, 2012 – $41 million, $1 million, $nil, and $42 million; April 30, 2012 – $48 million, $2 million, $nil, and $50 million).
(3)	Includes securities issued by U.S. non-agencies backed by government insured assets, and MBS and ABS issued by U.S. government agencies.

Net gain and loss on available-for-sale securities (1)

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Realized gains	$51	$83	$52	$134	$84
Realized losses	(3)	(4)	(61)	(7)	(67)
Impairment losses	(4)	(13)	(8)	(17)	(19)
Net gain (loss) on available-for-sale securities	$44	$66	$(17)	$110	$(2)

(1)	The following related to our insurance operations are excluded from Net gain (loss) on available-for-sale securities and included in Insurance premiums, investment and fee income on the Consolidated Statement of Income: There were no realized gains for the three months ended April 30, 2013 (January 31, 2013 – $nil; April 30, 2012 – $1 million); There were also no realized gains for the six months ended April 30, 2013 (April 30, 2012 – $7 million). There were no realized losses or impairment losses related to our insurance operations for the three or six months ended April 30, 2013 and April 30, 2012.

AFS securities are assessed for objective evidence of impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific methodologies to assess whether the cost/amortized cost of the security would be recovered.

The total cost/amortized cost of the AFS portfolio, as at April 30, 2013, decreased by $2 billion or 5% compared to January 31, 2013, largely due to net maturities of Other OECD government debt. Compared to October 31, 2012, the total cost/amortized cost decreased by $4.3 billion or 11% primarily due to net maturities of Other OECD government debt and Corporate debt and other debt.

Gross unrealized gains of $975 million as of April 30, 2013 increased by $89 million or 10% compared to January 31, 2013, mainly reflects fair value improvements due to decreasing interest rates on certain Federal Canadian government debt. Gross unrealized gains are consistent with October 31, 2012, reflecting a marginal increase of $1 million.

Gross unrealized losses of $308 million as of April 30, 2013 decreased by $21 million or 6% compared to January 31, 2013 mainly due to fair value improvements on Corporate debt and other debt as a result of tightening of credit spreads. Compared to October 31, 2012, gross unrealized losses decreased by $51 million or 14% mainly due to fair value improvements on Corporate debt and other debt and Asset-backed securities from tightening of credit spreads.

Management believes that there is no objective evidence of impairment on the above-mentioned securities that are in an unrealized loss position as at April 30, 2013.

Held-to-maturity securities

Held-to-maturity securities stated at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans. Management believes that there is no objective evidence of impairment on our held-to-maturity investments as at April 30, 2013.

Net gain (loss) on available-for-sale securities

For the three months ended April 30, 2013, $44 million of net gain on AFS securities were recognized in Non-interest income as compared to $66 million in the prior quarter and $17 million of net losses in the prior year. The current period reflects net realized gains of $48 million mainly comprised of gains on sales and distributions of certain Equities. Partially offsetting the net realized gains are $4 million of impairment losses primarily on certain Equities that were previously impaired.

For the six months ended April 30, 2013, $110 million of net gain on AFS securities were recognized in Non-interest income as compared to $2 million of net loss in the prior year. The current period largely reflects net realized gains of $127 million mainly comprised of gains on sales and distributions of certain Equities and sales of certain Asset-backed securities. Partially offsetting the net realized gains are $17 million of impairment losses primarily on certain Equities that were previously impaired.

Royal Bank of Canada        Second Quarter 2013        63

Note 5 Allowance for credit losses and impaired loans

Allowance for credit losses

	For the three months ended April 30, 2013
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$125	$10	$(6)	$1	$(7)	$2	$125
Personal	538	95	(120)	22	(4)	9	540
Credit cards	402	93	(120)	27	–	(9)	393
Small business	73	8	(10)	3	(1)	–	73
	1,138	206	(256)	53	(12)	2	1,131
Wholesale
Business (1)	814	82	(65)	9	(10)	3	833
Bank (2)	2	–	–	–	–	–	2
	816	82	(65)	9	(10)	3	835
Total allowance for loan losses	1,954	288	(321)	62	(22)	5	1,966
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,045	$288	$(321)	$62	$(22)	$5	$2,057
Individually assessed	$257	$56	$(40)	$–	$(8)	$3	$268
Collectively assessed	1,788	232	(281)	62	(14)	2	1,789
Total allowance for credit losses	$2,045	$288	$(321)	$62	$(22)	$5	$2,057

	For the three months ended January 31, 2013
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$124	$10	$(5)	$–	$(5)	$1	$125
Personal	543	105	(124)	22	(3)	(5)	538
Credit cards	403	89	(114)	25	–	(1)	402
Small business	72	8	(8)	2	–	(1)	73
	1,142	212	(251)	49	(8)	(6)	1,138
Wholesale
Business (1)	853	137	(171)	7	(13)	1	814
Bank (2)	2	–	–	–	–	–	2
	855	137	(171)	7	(13)	1	816
Total allowance for loan losses	1,997	349	(422)	56	(21)	(5)	1,954
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,088	$349	$(422)	$56	$(21)	$(5)	$2,045
Individually assessed	$298	$122	$(157)	$4	$(7)	$(3)	$257
Collectively assessed	1,790	227	(265)	52	(14)	(2)	1,788
Total allowance for credit losses	$2,088	$349	$(422)	$56	$(21)	$(5)	$2,045

	For the three months ended April 30, 2012
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$112	$16	$(6)	$1	$(9)	$21	$135
Personal	563	114	(130)	21	(7)	(18)	543
Credit cards	415	104	(129)	25	–	–	415
Small business	76	15	(18)	2	(1)	–	74
	1,166	249	(283)	49	(17)	3	1,167
Wholesale
Business (1)	766	99	(36)	10	(15)	(5)	819
Bank (2)	33	–	–	–	–	–	33
	799	99	(36)	10	(15)	(5)	852
Total allowance for loan losses	1,965	348	(319)	59	(32)	(2)	2,019
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,056	$348	$(319)	$59	$(32)	$(2)	$2,110
Individually assessed	$253	$75	$(10)	$6	$(9)	$(2)	$313
Collectively assessed	1,803	273	(309)	53	(23)	–	1,797
Total allowance for credit losses	$2,056	$348	$(319)	$59	$(32)	$(2)	$2,110

64        Royal Bank of Canada        Second Quarter 2013

Note 5 Allowance for credit losses and impaired loans (continued)

	For the six months ended April 30, 2013
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$124	$20	$(11)	$1	$(12)	$3	$125
Personal	543	200	(244)	44	(7)	4	540
Credit cards	403	182	(234)	52	–	(10)	393
Small business	72	16	(18)	5	(1)	(1)	73
	1,142	418	(507)	102	(20)	(4)	1,131
Wholesale
Business (1)	853	219	(236)	16	(23)	4	833
Bank (2)	2	–	–	–	–	–	2
	855	219	(236)	16	(23)	4	835
Total allowance for loan losses	1,997	637	(743)	118	(43)	–	1,966
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,088	$637	$(743)	$118	$(43)	$–	$2,057
Individually assessed	$298	$178	$(197)	$4	$(15)	$–	$268
Collectively assessed	1,790	459	(546)	114	(28)	–	1,789
Total allowance for credit losses	$2,088	$637	$(743)	$118	$(43)	$–	$2,057

	For the six months ended April 30, 2012
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$112	$25	$(9)	$1	$(18)	$24	$135
Personal	557	225	(250)	41	(11)	(19)	543
Credit cards	415	208	(258)	50	–	–	415
Small business	75	23	(26)	4	(1)	(1)	74
	1,159	481	(543)	96	(30)	4	1,167
Wholesale
Business (1)	775	134	(81)	21	(24)	(6)	819
Bank (2)	33	–	–	–	–	–	33
	808	134	(81)	21	(24)	(6)	852
Total allowance for loan losses	1,967	615	(624)	117	(54)	(2)	2,019
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,058	$615	$(624)	$117	$(54)	$(2)	$2,110
Individually assessed	$252	$95	$(36)	$13	$(12)	$1	$313
Collectively assessed	1,806	520	(588)	104	(42)	(3)	1,797
Total allowance for credit losses	$2,058	$615	$(624)	$117	$(54)	$(2)	$2,110

(1)	Includes $4 million of allowance for credit losses related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs as at April 30, 2013 (January 31, 2013 – $5 million; October 31, 2012 – $5 million; April 30, 2012 – $4 million)
(2)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(3)	The allowance for off-balance sheet and other items is reported separately in Other liabilities.

Loans past due but not impaired

	As at
	April 30, 2013				January 31, 2013
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$2,677	$1,331	$353	$4,361	$3,032	$1,366	$370	$4,768
Wholesale	490	304	17	811	480	273	–	753
Total	$3,167	$1,635	$370	$5,172	$3,512	$1,639	$370	$5,521

	As at
	October 31, 2012				April 30, 2012
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$2,954	$1,350	$393	$4,697	$2,758	$1,220	$431	$4,409
Wholesale	416	221	–	637	494	209	–	703
Total	$3,370	$1,571	$393	$5,334	$3,252	$1,429	$431	$5,112

Royal Bank of Canada        Second Quarter 2013        65

Gross carrying value of loans individually determined to be impaired (1)

	As at
(Millions of Canadian dollars)	April 30 2013	January 31 2013	October 31 2012	April 30 2012
Wholesale
Business (2)	$865	$879	$981	$971
Sovereign (3)	–	–	–	–
Bank (4)	3	3	2	33
Total	$868	$882	$983	$1,004

(1)	Average balance of gross individually assessed impaired loans for the three months ended April 30, 2013 was $875 million (January 31, 2013 – $933 million; April 30, 2012 – $954 million). For the six months ended April 30, 2013, average balance of gross individually assessed impaired loans was $911 million (April 30, 2012 – $949 million).
(2)	As at April 30, 2013, includes gross and net balances of individually assessed impaired loans of $42 million (January 31, 2013 – $42 million; October 31, 2012 – $50 million; April 30, 2012 – $51 million) and $38 million (January 31, 2013 – $37 million; October 31, 2012 – $45 million; April 30, 2012 – $47 million), respectively, related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(3)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(4)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Note 6 Derivative financial instruments and hedging activities

The following table presents the fair values of the derivative and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments

	As at
	April 30, 2013				January 31, 2013
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$767	$1,622	$173	$91,131	$726	$1,463	$73	$84,981
Liabilities
Derivative instruments	690	292	92	96,591	525	373	82	91,282
Non-derivative instruments	–	–	16,959	–	–	–	16,774	–

	As at
	October 31, 2012				April 30, 2012
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$837	$1,894	$5	$88,557	$792	$1,960	$49	$85,062
Liabilities
Derivative instruments	680	284	144	95,653	716	312	85	90,991
Non-derivative instruments	–	–	16,777	–	–	–	16,989	–

66        Royal Bank of Canada        Second Quarter 2013

Note 6 Derivative financial instruments and hedging activities (continued)

Results of hedge activities recorded in Net income and Other comprehensive income

	For the three months ended
	April 30, 2013					January 31, 2013					April 30, 2012
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Gains (losses) on hedging instruments	$185	$	n.a.	$	n.a.	$(288)	$	n.a.	$	n.a.	$(364)	$	n.a.	$	n.a.
(Losses) gains on hedged items attributable to the hedged risk	(201)		n.a.		n.a.	276		n.a.		n.a.	330		n.a.		n.a.
Ineffective portion	(16)		n.a.		n.a.	(12)		n.a.		n.a.	(34)		n.a.		n.a.
Cash flow hedges
Ineffective portion	(17)		n.a.		n.a.	1		n.a.		n.a.	(7)		n.a.		n.a.
Effective portion	n.a.		n.a.		(73)	n.a.		n.a.		24	n.a.		n.a.		(64)
Reclassified to income during the period	n.a.		11		n.a.	n.a.		17		n.a.	n.a.		(11)		n.a.
Net investment hedges
Ineffective portion	–		n.a.			–		n.a.		n.a.	–		n.a.		n.a.
Foreign currency gains (losses)	n.a.		n.a.		170	n.a.		n.a.		(51)	n.a.		n.a.		(326)
(Losses) gains from hedges	n.a.		n.a.		(95)	n.a.		n.a.		37	n.a.		n.a.		216
	$(33)		$11		$2	$(11)		$17		$10	$(41)		$(11)		$(174)

	For the six months ended
	April 30, 2013					April 30, 2012
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
(Losses) gains on hedging instruments	$(103)	$	n.a.	$	n.a.	$(219)	$	n.a.	$	n.a.
Gains (losses) on hedged items attributable to the hedged risk	75		n.a.		n.a.	171		n.a.		n.a.
Ineffective portion	(28)		n.a.		n.a.	(48)		n.a.		n.a.
Cash flow hedges
Ineffective portion	(16)		n.a.		n.a.	(4)		n.a.		n.a.
Effective portion	n.a.		n.a.		(49)	n.a.		n.a.		3
Reclassified to income during the period	n.a.		28		n.a.	n.a.		(38)		n.a.
Net investment hedges
Ineffective portion	–		n.a.		n.a.	–		n.a.		n.a.
Foreign currency Gains (Losses)	n.a.		n.a.		119	n.a.		n.a.		(275)
(Losses) Gains from hedges	n.a.		n.a.		(58)	n.a.		n.a.		213
	$(44)		$28		$12	$(52)		$(38)		$(59)

n.a.	not applicable

Fair value of derivative instruments by term to maturity

	As at
	April 30, 2013				January 31, 2013
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$15,152	$31,444	$47,097	$93,693	$16,746	$26,669	$43,828	$87,243
Derivative liabilities	16,267	35,952	45,446	97,665	17,923	31,029	43,310	92,262

	As at
	October 31, 2012				April 30, 2012
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 Years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$12,958	$29,957	$48,378	$91,293	$15,320	$27,768	$44,775	$87,863
Derivative liabilities	14,429	35,362	46,970	96,761	16,164	32,761	43,179	92,104

Note 7 Significant acquisitions

Canadian auto finance and deposit business of Ally Financial Inc.

On February 1, 2013, we completed the acquisition of the Canadian auto finance and deposit business of Ally Financial Inc. (Ally Canada) for cash consideration of $3.7 billion. Ally Canada’s operations represent a developed and scalable auto finance business.

Our preliminary purchase price allocation includes assigning $12.2 billion to assets and $9.1 billion of liabilities on the acquisition date. Assets include loans with an approximate fair value of $10.3 billion, cash and securities of $1.6 billion and

Royal Bank of Canada        Second Quarter 2013        67

customer relationship intangibles of $0.1 billion. The estimated fair value for loans reflects the expected credit losses at the acquisition date. Gross contractual receivables amount to $10.6 billion. The determination of the fair value of the acquired loan portfolio is still in process due to the timing of the acquisition closing, complexity of the valuation process, and the volume and diversity of terms of the underlying loans. Liabilities comprise deposits of $9.0 billion of which $5.1 billion related to consolidated securitization vehicles, where $3.4 billion have been redeemed following the acquisition. We expect the remaining deposits to be outstanding until their contractual maturity. Upon completing the purchase price allocation, we expect to recognize approximately $0.6 billion in goodwill which reflects the expected synergies from the combined operations which will allow us to grow our existing automotive financing business and effectively service the banking needs of automotive dealerships. Goodwill is not expected to be deductible for tax purposes.

Since the acquisition date, Ally Canada increased our consolidated revenue and net income by $60 million and $12 million, respectively. Had the business combination been effective on November 1, 2012, the additional three months of ownership of Ally Canada would have added consolidated revenue and net income of $70 million and $18 million, respectively, to our results for the six months ended April 30, 2013.

All results of operations are included in our Personal & Commercial Banking segment and goodwill is allocated to our Canadian Banking CGU.

Investor & Treasury Services

On July 27, 2012, we completed the acquisition of the 50% interest that we did not already own in RBC Dexia Investor Services Limited (RBC Dexia). Refer to Note 12 of our 2012 Annual Consolidated Financial Statements for the details of the transaction, including the preliminary purchase price allocation. During the quarter, we revised our preliminary purchase price equation. Consequently, we decreased the fair value of the software intangibles by $118 million, partially offset by an increase to deferred tax and other assets of $22 million. The changes result in the recognition of goodwill of $96 million which reflects the strategic value in owning 100% of RBC Dexia and its complementary businesses. Goodwill is not expected to be deductible for tax purposes.

All results of operations are included in our Investor & Treasury Services segment and goodwill is allocated to our Investor & Treasury Services CGU. Adjustments have been applied on a prospective basis.

Note 8 Deposits

The following table details our deposit liabilities:

	As at
	April 30, 2013				January 31, 2013
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$106,952	$15,309	$65,320	$187,581	$107,152	$14,641	$62,537	$184,330
Business and government	136,913	1,447	190,248	328,608	130,818	1,361	181,077	313,256
Bank	5,590	7	9,461	15,058	4,149	8	12,918	17,075
	$249,455	$16,763	$265,029	$531,247	$242,119	$16,010	$256,532	$514,661
Non-interest-bearing (4)
Canada	$57,699	$3,114	$–	$60,813	$56,166	$3,000	$–	$59,166
United States	1,485	8	–	1,493	1,315	8	–	1,323
Europe (5)	3,334	1	–	3,335	3,344	1	–	3,345
Other International	3,846	541	–	4,387	3,657	411	–	4,068
Interest-bearing (4)
Canada	149,969	9,388	213,901	373,258	145,108	8,879	208,543	362,530
United States	3,131	572	38,136	41,839	3,116	566	33,262	36,944
Europe (5)	26,623	42	6,346	33,011	26,250	59	8,267	34,576
Other International	3,368	3,097	6,646	13,111	3,163	3,086	6,460	12,709
	$249,455	$16,763	$265,029	$531,247	$242,119	$16,010	$256,532	$514,661

68        Royal Bank of Canada        Second Quarter 2013

Note 8 Deposits (continued)

	As at
	October 31, 2012				April 30, 2012
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$104,079	$13,893	$61,530	$179,502	$99,634	$13,364	$60,353	$173,351
Business and government	128,943	1,393	182,546	312,882	111,675	1,452	189,820	302,947
Bank	4,621	18	11,196	15,835	4,536	17	15,024	19,577
	$237,643	$15,304	$255,272	$508,219	$215,845	$14,833	$265,197	$495,875
Non-interest-bearing (4)
Canada	$55,133	$2,836	$–	$57,969	$53,820	$2,736	$–	$56,556
United States	1,188	6	–	1,194	820	21	–	841
Europe (5)	3,935	1	–	3,936	2,124	2	–	2,126
Other International	3,332	439	–	3,771	3,056	272	–	3,328
Interest-bearing (4)
Canada	138,276	8,270	204,507	351,053	129,090	7,928	213,288	350,306
United States	3,410	584	33,303	37,297	3,451	775	31,818	36,044
Europe (5)	29,143	50	10,072	39,265	18,829	42	10,999	29,870
Other International	3,226	3,118	7,390	13,734	4,655	3,057	9,092	16,804
	$237,643	$15,304	$255,272	$508,219	$215,845	$14,833	$265,197	$495,875

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. As at April 30, 2013, the balance of term deposits also include senior deposit notes we have issued to provide long-term funding of $116 billion (January 31, 2013 – $112 billion; October 31, 2012 – $114 billion; April 30, 2012 – $108 billion).
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized.
(5)	Europe includes the United Kingdom, Switzerland and the Channel Islands.

The following tables present the contractual maturities of our term deposit liabilities:

	As at
(Millions of Canadian dollars)	April 30 2013	January 31 2013	October 31 2012	April 30 2012
Within 1 year:
less than 3 months	$56,743	$60,496	$55,274	$71,795
3 to 6 months	27,918	20,072	22,493	17,840
6 to 12 months	44,221	41,245	43,286	38,344
1 to 2 years	49,830	51,959	49,920	51,996
2 to 3 years	26,700	24,731	24,011	24,478
3 to 4 years	21,684	21,250	21,134	23,855
4 to 5 years	17,151	16,877	18,568	18,908
Over 5 years	20,782	19,902	20,586	17,981
	$265,029	$256,532	$255,272	$265,197
Aggregate amount of term deposits in denominations of $100,000 or more	$231,000	$224,000	$223,000	$230,000

Note 9 Employee benefits – Pension and other post-employment benefits

We offer a number of defined benefit and defined contribution plans which provide pension and post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table.

Pension and other post-employment benefit expense
	For the three months ended
	Pension plans			Other post-employment plans
(Millions of Canadian dollars)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	January 31 2013	April 30 2012
Service cost	$73	$73	$54	$11	$9	$8
Interest cost	103	103	103	18	18	19
Expected return on plan assets	(135)	(135)	(121)	–	–	–
Amortization of net actuarial loss (gain)	12	12	–	1	1	–
Plan curtailment	–	–	–	–	–	(5)
Defined benefit pension expense	53	53	36	30	28	22
Defined contribution pension expense	26	35	23	–	–	–
	$79	$88	$59	$30	$28	$22

Royal Bank of Canada        Second Quarter 2013        69

	For the six months ended
	Pension plans		Other post-employment plans
(Millions of Canadian dollars)	April 30 2013	April 30 2012	April 30 2013	April 30 2012
Service cost	$146	$110	$20	$12
Interest cost	206	207	36	38
Expected return on plan assets	(270)	(243)	–	–
Amortization of net actuarial loss (gain)	24	–	2	–
Plan curtailment	–	–	–	(5)
Defined benefit pension expense	106	74	58	45
Defined contribution pension expense	61	51	–	–
	$167	$125	$58	$45

Note 10 Significant capital and funding transactions

On March 13, 2013, we redeemed all $1 billion outstanding 4.84% subordinated debentures due March 11, 2018 for 100% of their principal amount plus accrued interest to the redemption date.

On December 6, 2012, we issued $2 billion of subordinated debentures. The notes bear interest at a fixed rate of 2.99% per annum until December 6, 2019 and at the three-month Banker’s acceptance rate plus 1.10% thereafter until their maturity on December 6, 2024.

On November 1, 2012, we issued TT$300 million ($47 million) subordinated debentures in Trinidad and Tobago. The notes bear interest at a fixed rate of 4.75% per annum until their maturity on November 1, 2027.

The following table shows changes in our common shares:

	For the three months ended
	April 30, 2013		January 31, 2013		April 30, 2012
(Millions of Canadian dollars, except number of shares)	Number of shares (Thousands)	Amount	Number of shares (Thousands)	Amount	Number of shares (Thousands)	Amount
Dividend reinvestment plan (1)	–	$–	–	$–	1,153	$62
Stock options exercised (2)	194	8	964	44	832	31
Purchased for cancellation (3)	(2,089)	(21)	–	–	–	–
	(1,895)	$(13)	964	$44	1,985	$93

	For the six months ended
	April 30, 2013		April 30, 2012
(Millions of Canadian dollars, except number of shares)	Number of shares (Thousands)	Amount	Number of shares (Thousands)	Amount
Dividend reinvestment plan (1)	–	$–	2,482	$121
Stock options exercised (2)	1,158	52	1,984	75
Purchased for cancellation (3)	(2,089)	(21)	–	–
	(931)	$31	4,466	$196

(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three months ended April 30, 2013 and January 31, 2013, our DRIP’s requirements were satisfied through open market share purchases. During the three months ended April 30, 2012 and January 31, 2012, our DRIP’s requirement was satisfied through treasury share issuances.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(3)	During the quarter, we purchased for cancellation 2 million common shares at an average cost of $61.31 per share, with a book value of $9.94 per share.

70        Royal Bank of Canada        Second Quarter 2013

Note 11 Earnings per share

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except share and per share amounts)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Basic earnings per share
Net Income	$1,936	$2,070	$1,533	$4,006	$3,388
Net loss from discontinued operations	–	–	(30)	–	(51)
Net income from continuing operations	1,936	2,070	1,563	4,006	3,439
Preferred share dividends	(64)	(65)	(65)	(129)	(129)
Net income attributable to non-controlling interest	(24)	(25)	(25)	(49)	(50)
Net income available to common shareholders from continuing operations	1,848	1,980	1,473	3,828	3,260
Weighted average number of common shares (in thousands)	1,445,238	1,445,489	1,441,761	1,445,366	1,440,493
Basic earnings (loss) per share
Continuing operations (in dollars)	$1.28	$1.37	$1.02	$2.65	$2.26
Discontinued operations (in dollars)	–	–	(0.02)	–	(0.03)
Total	$1.28	$1.37	$1.00	$2.65	$2.23
Diluted earnings per share
Net income available to common shareholders from continuing operations	$1,848	$1,980	$1,473	$3,828	$3,260
Dilutive impact of exchangeable shares	13	13	13	26	26
Net income from continuing operations available to common shareholders including dilutive impact of exchangeable shares	1,861	1,993	1,486	3,854	3,286
Net loss from discontinued operations available to common shareholders	–	–	(30)	–	(51)
Weighted average number of common shares (in thousands)	1,445,238	1,445,489	1,441,761	1,445,366	1,440,493
Stock options (1)	2,285	2,084	2,165	2,189	1,774
Issuable under other share-based compensation plans	92	203	407	148	467
Exchangeable shares (2)	20,393	21,554	22,730	20,983	24,448
Average number of diluted common shares (in thousands)	1,468,008	1,469,330	1,467,063	1,468,686	1,467,182
Diluted earnings (loss) per share
Continuing operations (in dollars)	$1.27	$1.36	$1.01	$2.62	$2.24
Discontinued operations (in dollars)	–	–	(0.02)	–	(0.03)
Total	$1.27	$1.36	$0.99	$2.62	$2.21

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended April 30, 2013, no outstanding options were excluded from the calculation of diluted earnings per share (January 31, 2013 – no outstanding options; April 30, 2012 – an average of 41,124 outstanding options with an average exercise price of $57.90). For the six months ended April 30, 2013, no outstanding options were excluded from the calculation of diluted earnings per share (April 30, 2012 – an average of 7,609,443 outstanding options with an average exercise price of $53.97).
(2)	Includes exchangeable preferred shares and trust capital securities.

Note 12 Guarantees, commitments, pledged assets and contingencies

Guarantees and commitments

We utilize guarantees and other off-balance sheet credit instruments to meet the financing needs of our clients.

The table below summarizes our maximum exposure to credit losses related to our guarantees and commitments provided to third parties. The maximum exposure to credit risk relating to a guarantee is the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The maximum exposure to credit risk relating to a loan commitment is the full amount of the commitment. In both cases, the maximum risk exposure is significantly greater than the amount recognized as a liability in our Consolidated Balance Sheets.

	Maximum exposure to credit losses
	As at
(Millions of Canadian dollars)	April 30 2013	January 31 2013	October 31 2012	April 30 2012
Financial guarantees
Financial standby letters of credit	$14,158	$15,030	$14,683	$12,806
Commitments to extend credit
Backstop liquidity facilities	28,882	28,534	30,317	27,854
Credit enhancements	3,647	3,652	3,708	3,561
Documentary and commercial letters of credit	135	146	186	203
Other commitments to extend credit	102,984	100,854	94,198	84,185
Other commitments
Securities lending indemnifications (1)	60,592	61,372	56,141	55,709
Performance guarantees	4,776	5,182	5,396	5,167

(1)	For securities lending indemnifications prior to July 31, 2012, we were exposed to 50% of this amount through our former joint venture, RBC Dexia.

Royal Bank of Canada        Second Quarter 2013        71

Pledged assets and collateral

In the ordinary course of business, we pledge assets and enter in collateral agreements with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on pledged assets and collateral:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
•	The right of the pledgee to sell or re-pledge the asset is dependent on the specific agreement under which the collateral is pledged.
•	If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

We are also required to provide intraday pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real-time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activities are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets amount is not included in the table below. For the three months ended April 30, 2013, we had on average $3.4 billion of assets pledged intraday to the Bank of Canada on a daily basis (January 31, 2013 – $2.7 billion; April 30, 2012 – $3.4 billion). For the six months ended April 30, 2013, we had on average $3.0 billion (April 30, 2012 – $3.4 billion) of assets pledged intraday to the Bank of Canada on a daily basis.

There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on April 30, 2013, January 31, 2013, October 31, 2012, and April 30, 2012.

Details of assets pledged against liabilities and collateral assets held or re-pledged are shown in the following tables:

	As at
(Millions of Canadian dollars)	April 30 2013	January 31 2013 (1)	October 31 2012 (1)	April 30 2012 (1)
Sources of pledged assets and collateral
Bank assets
Cash and due from banks	$129	$99	$94	$180
Interest-bearing deposits with banks	81	553	424	423
Cash collateral for securities borrowed	6,848	6,020	4,818	5,726
Loans	66,347	63,521	65,077	60,932
Securities	50,179	36,881	38,438	39,966
Other assets	14,859	17,034	19,411	16,603
	$138,443	$124,108	$128,262	$123,830
Client assets
Collateral received and available for sale or re-pledging	$165,608	$161,551	$158,776	$151,335
Less: not sold or re-pledged	(52,922)	(45,581)	(50,169)	(34,084)

	$112,686	$115,970	$108,607	$117,251

	$251,129	$240,078	$236,869	$241,081
Uses of pledged assets and collateral
Securities lent	$12,927	$11,472	$12,957	$14,046
Securities borrowed	31,027	31,690	30,011	39,415
Obligations related to securities sold short	49,628	50,062	40,756	50,150
Obligations related to securities lent or sold under repurchase agreements	65,044	56,643	58,943	49,903
Securitization	53,765	50,829	51,959	50,621
Covered bonds	11,789	11,821	13,276	10,471
Derivative transactions	19,705	21,130	22,124	19,403
Foreign governments and central banks	2,217	2,150	2,608	2,770
Clearing systems, payment systems and depositories	5,027	4,281	4,235	3,960
Other	–	–	–	342
	$251,129	$240,078	$236,869	$241,081

(1)	Certain amounts have been revised from results previously reported.

Litigation

We are a large global institution that is subject to many different complex legal and regulatory requirements. As a result, Royal Bank of Canada and its subsidiaries are and have been subject to a variety of claims and investigations in various jurisdictions. Management reviews the status of all proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank’s best interest. The following is a description of our significant legal proceedings. We are vigorously defending ourselves in each of these matters.

LIBOR inquiries and litigation

Various regulators and competition and enforcement authorities around the world, including in Canada, the UK, and the U.S., are conducting investigations related to certain past submissions made by panel banks in connection with the setting of the U.S. dollar London interbank offered rate (LIBOR). As Royal Bank of Canada is a member of certain LIBOR panels, including the U.S. dollar LIBOR panel, we have been the subject of regulatory demands for information and are cooperating with those investigations. In addition,

72        Royal Bank of Canada        Second Quarter 2013

Note 12 Guarantees, commitments, pledged assets and contingencies (continued)

Royal Bank of Canada and other U.S dollar panel banks have been named as defendants in private lawsuits filed in the U.S. with respect to the setting of LIBOR, including a number of class action lawsuits which have been consolidated before the U.S. District Court for the Southern District of New York (the Court). The complaints in those actions assert claims against us and other panel banks under various U.S. laws including U.S. antitrust laws, the U.S. Commodity Exchange Act, and state law. In March 2013, the Court dismissed the federal antitrust and racketeering claims of certain U.S. dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act (CEA). The Court declined to dismiss certain other CEA claims and declined to exercise jurisdiction over certain state and common law claims. Plaintiffs will have the opportunity to replead certain claims that have been dismissed. Based on the facts currently known, it is not possible at this time for us to predict the resolution of these regulatory investigations or private lawsuits, including the timing and potential impact on Royal Bank of Canada.

CFTC litigation

Royal Bank of Canada is a defendant in a civil lawsuit brought by the Commodity Futures Trading Commission (CFTC) in the U.S. The lawsuit alleges that certain inter-affiliate transactions were improper wash trades and effected in a non competitive manner. Further, the complaint alleges that we wilfully made false, fictitious or fraudulent statements to the Chicago Mercantile Exchange about the manner in which we intended to, and did, structure these transactions. It is not possible to predict the outcome of these proceedings, nor the timing of their resolution; however, we strongly deny these allegations. At this time, management does not believe that the ultimate resolution of this matter will have a material adverse effect on our consolidated financial position or results of operations.

Wisconsin school districts litigation

Royal Bank of Canada is a defendant in a lawsuit relating to our role in transactions involving investments made by a number of Wisconsin school districts in certain collateralized debt obligations. These transactions were also the subject of a regulatory investigation. Despite reaching a settlement with the Securities and Exchange Commission in September 2011, which was paid to the school districts through a Fair Fund, the lawsuit is continuing. It is not possible to predict the ultimate outcome of these proceedings or the timing of their resolution; however, management believes the ultimate resolution of these proceedings will not have a material adverse effect on our consolidated financial position or results of operations.

Other matters

We are a defendant in a number of other actions alleging that certain of our practices and actions were improper. The lawsuits involve a variety of complex issues and the timing of their resolution is varied and uncertain. Management believes that we will ultimately be successful in resolving these lawsuits, to the extent that we are able to assess them, without material financial impact to the Bank. This is, however, an area of significant judgment and the potential liability resulting from these lawsuits could be material to our results of operations in any particular period.

Various other legal proceedings are pending that challenge certain of our other practices or actions. We consider that the aggregate liability, to the extent that we are able to assess it, resulting from these other proceedings will not be material to our consolidated financial position or results of operations.

Note 13 Results by business segment

	For the three months ended April 30, 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services (3)	Capital Markets (4)	Corporate Support (4)	Total
Net interest income (1), (2)	$2,272	$93	$–	$162	$713	$(17)	$3,223
Non-interest income	925	1,252	1,246	290	849	(16)	4,546
Total revenue	3,197	1,345	1,246	452	1,562	(33)	7,769
Provision for credit losses	254	(1)	–	–	40	(5)	288
Insurance policyholder benefits, claims and acquisition expense	–	–	938	–	–	–	938
Non-interest expense	1,518	1,033	134	364	954	8	4,011
Net income (loss) before income taxes	1,425	313	174	88	568	(36)	2,532
Income taxes (recoveries)	368	88	8	21	182	(71)	596
Net income from continuing operations	1,057	225	166	67	386	35	1,936
Net income from discontinued operations							–
Net income							$1,936
Non-interest expense includes:
Depreciation and amortization	$76	$33	$2	$13	$6	$123	$253
Impairment of goodwill and other intangibles	–	–	–	–	–	–	–
Restructuring provisions	–	–	–	44	–	–	44
Total assets from continuing operations	$358,500	$21,300	$12,500	$80,700	$380,400	$14,100	$867,500
Total assets from operations that are now discontinued							–
Total assets							$867,500
Total liabilities from continuing operations	$357,400	$21,200	$12,500	$80,800	$380,300	$(32,700)	$819,500
Total liabilities from operations that are now discontinued							–
Total liabilities							$819,500

Royal Bank of Canada        Second Quarter 2013        73

	For the three months ended January 31, 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (4)	Corporate Support (4)	Total
Net interest income (1), (2)	$2,314	$96	$–	$175	$738	$(38)	$3,285
Non-interest income	931	1,244	1,021	275	1,169	(15)	4,625
Total revenue	3,245	1,340	1,021	450	1,907	(53)	7,910
Provision for credit losses	241	–	–	–	109	(1)	349
Insurance policyholder benefits, claims and acquisition expense	–	–	705	–	–	–	705
Non-interest expense	1,493	1,023	135	341	1,051	8	4,051
Net income (loss) before income taxes	1,511	317	181	109	747	(60)	2,805
Income taxes (recoveries)	391	84	17	29	283	(69)	735
Net income from continuing operations	1,120	233	164	80	464	9	2,070
Net income from discontinued operations							–
Net income							$2,070
Non-interest expense includes:
Depreciation and amortization	$70	$34	$4	$15	$6	$118	$247
Impairment of goodwill and other intangibles	–	–	–	–	–	–	–
Total assets from continuing operations	$344,200	$20,500	$12,300	$84,300	$362,200	$14,100	$837,600
Total assets from operations that are now discontinued							–
Total assets							$837,600
Total liabilities from continuing operations	$343,000	$20,400	$12,300	$84,400	$362,000	$(31,600)	$790,500
Total liabilities from operations that are now discontinued							–
Total liabilities							$790,500

	For the three months ended April 30, 2012
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (4)	Corporate Support (4)	Total
Net interest income (1), (2)	$2,165	$98	$–	$164	$661	$(57)	$3,031
Non-interest income	863	1,121	926	118	895	(30)	3,893
Total revenue	3,028	1,219	926	282	1,556	(87)	6,924
Provision for credit losses	318	(1)	–	–	31	–	348
Insurance policyholder benefits, claims and acquisition expense	–	–	640	–	–	–	640
Non-interest expense	1,444	941	126	378	968	–	3,857
Net income (loss) before income taxes	1,266	279	160	(96)	557	(87)	2,079
Income taxes (recoveries)	326	67	9	25	186	(97)	516
Net income from continuing operations	940	212	151	(121)	371	10	1,563
Net income from discontinued operations							(30)
Net income							$1,533
Non-interest expense includes:
Depreciation and amortization	$64	$33	$3	$11	$6	$110	$227
Impairment of goodwill and other intangibles	–	–	–	161	–	–	161
Total assets from continuing operations	$333,900	$23,800	$11,900	$70,800	$345,800	$13,900	$800,100
Total assets from operations that are now discontinued							300
Total assets							$800,400
Total liabilities from continuing operations	$332,800	$23,800	$11,900	$70,800	$345,700	$(27,800)	$757,200
Total liabilities from operations that are now discontinued							–
Total liabilities							$757,200

74        Royal Bank of Canada        Second Quarter 2013

Note 13 Results by business segment (continued)

	For the six months ended April 30, 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services (3)	Capital Markets (4)	Corporate Support (4)	Total
Net interest income (1), (2)	$4,586	$189	$–	$337	$1,451	$(55)	$6,508
Non-interest income	1,856	2,496	2,267	565	2,018	(31)	9,171
Total revenue	6,442	2,685	2,267	902	3,469	(86)	15,679
Provision for credit losses	495	(1)	–	–	149	(6)	637
Insurance policyholder benefits, claims and acquisition expense	–	–	1,643	–	–	–	1,643
Non-interest expense	3,011	2,056	269	705	2,005	16	8,062
Net income (loss) before income taxes	2,936	630	355	197	1,315	(96)	5,337
Income taxes (recoveries)	759	172	25	50	465	(140)	1,331
Net income from continuing operations	2,177	458	330	147	850	44	4,006
Net income from discontinued operations							–
Net income							$4,006
Non-interest expense includes:
Depreciation and amortization	$146	$67	$6	$28	$12	$241	$500
Impairment of goodwill and other intangibles	–	–	–	–	–	–	–
Restructuring provisions	–	–	–	44	–	–	44
Total assets from continuing operations	$358,500	$21,300	$12,500	$80,700	$380,400	$14,100	$867,500
Total assets from operations that are now discontinued							–
Total assets							$867,500
Total liabilities from continuing operations	$357,400	$21,200	$12,500	$80,800	$380,300	$(32,700)	$819,500
Total liabilities from operations that are now discontinued							–
Total liabilities							$819,500

	For the six months ended April 30, 2012
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (4)	Corporate Support (4)	Total
Net interest income (1), (2)	$4,368	$200	$–	$344	$1,265	$(143)	$6,034
Non-interest income	1,746	2,207	2,476	263	1,754	18	8,464
Total revenue	6,114	2,407	2,476	607	3,019	(125)	14,498
Provision for credit losses	569	(1)	–	–	48	(1)	615
Insurance policyholder benefits, claims and acquisition expense	–	–	1,851	–	–	–	1,851
Non-interest expense	2,898	1,880	255	592	1,898	5	7,528
Net income (loss) before income taxes	2,647	528	370	15	1,073	(129)	4,504
Income taxes (recoveries)	695	128	29	53	331	(171)	1,065
Net income from continuing operations	1,952	400	341	(38)	742	42	3,439
Net income from discontinued operations							(51)
Net income							$3,388
Non-interest expense includes:
Depreciation and amortization	$128	$67	$7	$29	$13	$213	$457
Impairment of goodwill and other intangibles	–	–	–	161	–	–	161
Total assets from continuing operations	$333,900	$23,800	$11,900	$70,800	$345,800	$13,900	$800,100
Total assets from operations that are now discontinued							300
Total assets							$800,400
Total liabilities from continuing operations	$332,800	$23,800	$11,900	$70,800	$345,700	$(27,800)	$757,200
Total liabilities from operations that are now discontinued							–
Total liabilities							$757,200

(1)	Inter-segment revenue and share of profits in associates are not material.
(2)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	During the quarter, RBC Investor Services incurred a restructuring provision of $44 million. The majority of the provision was incurred for severance related to our European operations.
(4)	Taxable equivalent basis (Teb). The Teb adjustment for the three months ended April 30, 2013 was $101 million (January 31, 2013 – $90 million; April 30, 2012 – $118 million). The Teb adjustment for the six months ended April 30, 2013 was $191 million (April 30, 2012 – $239 million).

Note 14 Capital management

Regulatory capital and capital ratios

Effective the first quarter of 2013, we are required to calculate our capital ratios and Assets-to-capital multiple using the Basel III framework. Under Basel III, regulatory capital includes Common Equity Tier 1 (CET1), Tier 1 and Tier 2 capital. CET1 capital mainly consists of common shares, retained earnings and other components of equity. Regulatory adjustments under Basel III expanded to include full deductions of intangibles (excluding mortgage servicing rights), certain deferred tax assets, defined benefit pension fund

Royal Bank of Canada        Second Quarter 2013        75

assets and liabilities, and non-significant investments in banking, financial and insurance entities. Tier 1 capital was redefined and comprises predominantly CET1, with additional items that consist of capital instruments such as certain preferred shares, and certain non-controlling interests in subsidiaries. Tier 2 capital includes subordinated debentures that meet certain criteria and certain loan loss allowances. Total Capital is the sum of CET1, Tier 1 and Tier 2 capital. Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by risk-weighted assets.

The Office of the Superintendent of Financial Institutions Canada (OSFI) formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a CET1 ratio of greater than or equal to 7%, a Tier 1 capital ratio of greater than or equal to 6% and a Total capital ratio of greater than or equal to 8%. In addition, Canadian banks are required to ensure that their Assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. During the second quarter of 2013, we have complied with all capital requirements imposed by OSFI.

	Basel III		Basel II
	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	April 30 2013	January 31 2013	October 31 2012		April 30 2012
Capital
Common equity Tier 1 capital	$28,288	$28,115	$	n.a.	$	n.a.
Tier 1 capital	34,942	34,769		36,807		35,151
Total capital	43,527	43,287		42,347		40,599
Risk-weighted assets
Credit risk	$231,264	$223,318		$209,559		$197,075
Market risk	37,850	38,099		30,109		28,960
Operational risk	42,323	41,711		40,941		39,699
Transitional adjustment prescribed by OSFI	—	—		—		1,404
Total risk-weighted assets	$311,437	$303,128		$280,609		$267,138
Capital ratios and multiples
Common Equity Tier 1 ratio	9.1%	9.3%		n.a.		n.a.
Tier 1 capital ratio	11.2%	11.5%		13.1%		13.2%
Total capital ratio	14.0%	14.3%		15.1%		15.2%
Assets-to-capital multiple (1)	16.6X	16.2X		16.7X		16.8X

(1)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per OSFI guidelines. The transitional methodology is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.
n.a.	not applicable

Note 15 Subsequent events

Redemption of subordinated debentures

On May 1, 2013, we announced our intention to redeem all $1 billion outstanding 5% subordinated debentures due on June 6, 2018 for 100% of their principal amount plus accrued interest to the redemption date. The redemption will occur on June 6, 2013.

76        Royal Bank of Canada        Second Quarter 2013

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of

Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services

PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange (NYSE)

Switzerland – Swiss Exchange (SIX)

All preferred shares are listed on the TSX.

Valuation day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for- one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

Computershare Trust Company of

Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 1-888-453-0330 (Canada and the U.S.) or 416-263-9394

Financial analysts, portfolio managers, institutional investors

For financial information inquiries, please contact: Investor Relations

Royal Bank of Canada

200 Bay Street

4th Floor, North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible dividends.”

Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in a Normal Course Issuer Bid (NCIB). During the one-year period commencing November 1, 2012, we may repurchase for cancellation, up to 30 million common shares in the open market at market prices. We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with the Office of the Superintendent of Financial Institutions Canada (OSFI).

A copy of our Notice of Intention to file a NCIB may be obtained, without charge, by contacting our Corporate Secretary at our Toronto mailing address.

2013 Quarterly earnings release dates

First quarter            February 28

Second quarter      May 30

Third quarter          August 29

Fourth quarter        December 5

Bristol BS99 7NH U.K.

(International)

email: service@computershare.com

For other shareholder inquiries, please contact:

Shareholder Relations

Royal Bank of Canada

200 Bay Street

9th Floor, South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7806

Fax: 416-974-3535

Dividend dates for 2013
Subject to approval by the Board of Directors
		Ex-dividend dates	Record dates	Payment dates
	Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT, AV and AX	January 22 April 23 July 23 October 22	January 24 April 25 July 25 October 24	February 22 May 24 August 23 November 22

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC INSURANCE and RBC INVESTOR SERVICES which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders.